Form 10-K405, Exhibit 13
period 1995-09-30
GOOD GUYS INC
filed 1995-12-21
CIK 785931

                                                                    EXHIBIT 13.1


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, the relative percentages that certain income and expense items bear to net sales, and the number of stores open at the end of each period:

                                             Years Ended September 30,
                                   -------------------------------------
                                      1995        1994*        1993*
------------------------------------------------------------------------
Gross profit                             24.2%        26.1%       28.4%
Selling, general &
   administrative expenses               21.5%        22.9%       26.2%
Income before income tax                  2.6%         3.2%        2.3%
Net income                                1.6%         1.9%        1.4%
Number of stores open
   at end of period                         66           52          45

*Certain reclassifications have been made to the 1994 and 1993 financial data in order to conform to the current year's presentation

SALES

Sales increased to $889.2 million in 1995 from $724.7 million in 1994 and $562.8 million in 1993. The 23% sales increase in 1995 is a result of a same store sales gain of 7%, the opening of 14 new stores (seven in Washington, three in California, three in Oregon, and one in Nevada) and a full year of operation for the seven stores opened in 1994.

         The 29% sales increase in fiscal 1994 was attributable to a same store sales gain of 19%, the opening of seven new stores, and a full year of operation of the four stores opened in 1993.

         Comparable store sales in the future may be affected by competition, the opening of additional stores in existing markets and general economic conditions.

The following table sets forth sales by product category:

SALES BY PRODUCT CATEGORY

                                              Years ended September 30,
                                      -----------------------------------------
                                          1995          1994          1993
-------------------------------------------------------------------------------
Video                                          36%           36%           36%
Audio and Cellular Phones                      30%           33%           35%
Home Office                                    17%           12%            9%
Other
     Accessories, installation,
     photo, premier performance
     guarantee, repair service,
     video games and other                     17%           19%           20%
                                      ------------- ------------- -------------
Total                                         100%          100%          100%
                                      ============= ============= =============

         Sales of Home Office products continued to increase as a percentage of sales during fiscal 1995 due to increased demand for computers. Video and Audio remain our largest sales categories, although, due to the increase in Home Office sales, Audio declined as a percentage of sales.

         Sales of Home Office products increased as a percentage of sales during fiscal 1994 as a result of the introduction of personal computers to all locations during the year. In fiscal 1994, the Video category was particularly strong, while Audio declined as a percentage of sales notwithstanding positive Audio category same store sales growth.

GROSS PROFIT

Gross profit as a percentage of sales was 24.2% in fiscal 1995, compared to 26.1% in fiscal 1994 and 28.4% in fiscal 1993. Gross profit as a percentage of sales decreased in 1995 primarily due to the increased proportion of Home Office sales, which typically carry lower gross margins, the cost impact from enhancements made to the Company's Premier Performance Guarantee program in November 1994 and promotional activity in the consumer electronics market.

         During fiscal 1994, margins decreased due to merchandising, marketing and promotional activities. A second factor which contributed to the decrease in gross margin percentage was the introduction of personal computers, which sell at lower gross profit margins than most other categories.

         The Company believes that gross profit as a percentage of sales may continue to fluctuate as a result of changes in sales product mix and competitive pricing.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist primarily of payroll, advertising and occupancy costs. Although most of these expenses vary proportionately with sales, there is a fixed component to them that allows the Company to leverage its costs with additional sales. This leveraging may not be fully realized during periods when a large number of stores are opened because new stores typically generate lower sales than the average mature location. Additionally, when we open in new market areas, as we did in 1995, the leverage will be impacted since the advertising costs of the entire market are initially absorbed by a smaller number of stores. This provides an opportunity to improve the percentage as we continue to open stores in both our established and our new market areas.

         Selling, general and administrative expenses as a percentage of sales were 21.5% in fiscal 1995, compared to 22.9% in fiscal 1994 and 26.2% in fiscal 1993. The decrease in 1995 was due to cost reductions related to restructuring store operations and additional support from vendors for advertising and promotional programs. We also continued to leverage costs in our mature stores and decreased general and administrative compensation as a percentage of sales. The decrease between 1994 and 1993 reflects the combined impacts of cost reduction programs and leverage from an increase in the average store sales volume.

NET EARNINGS

Income before income taxes as a percentage of sales for the fiscal years 1995, 1994 and 1993 was 2.6%, 3.2% and 2.3%, respectively.

         The effective income tax rates for fiscal years 1995, 1994 and 1993 were 39.9%, 41.0% and 40.4%, respectively. The 1995 effective tax rate was positively impacted by the utilization of job tax credits during the first half of the year.

         Net income as a percentage of sales for the fiscal years 1995, 1994 and 1993 was 1.6%, 1.9% and 1.4%, respectively. The decrease in 1995 was due to the decline in gross margins partially offset by the decrease in operating costs. The increase in net income in 1994 was attributable to increases in sales without proportionate increases in selling, general and administrative expenses, partially offset by a decrease in gross margin.

LIQUIDITY AND CAPITAL RESOURCES

The Company's store sales are primarily cash and credit card transactions, providing a source of liquidity for the Company. The Company also uses private label credit card programs administered and financed by financial services companies, which allow the Company to expand store sales without the burden of additional receivables. Working capital requirements are reduced by vendor credit terms that allow the Company to finance a portion of its inventory. The Company also uses lease financing to fund its capital requirements.

         As of the end of fiscal 1995, the Company had working capital of $74.0 million, compared to $66.9 million in fiscal 1994 and $59.3 million in fiscal 1993. In fiscal 1995, net cash provided by operating activities was $11.7 million, compared to $26.1 million and $13.8 million in fiscal 1994 and 1993, respectively. This decrease in net cash from operating activities was primarily attributable to an increase in merchandise inventories and accounts receivable that were partially offset by an increase in accounts payable and accrued expenses. The 1995 increases in merchandise inventories and accounts payable were due to preparing for and supporting a larger store base than in the prior year. The increase in accounts receivable resulted from an increase in receivables related to vendor programs and the proceeds due from store equipment leasing transactions which had not been received at year end.

         The Company added 14 stores in 1995, seven stores in 1994 and four stores in 1993. This expansion has been financed primarily through the use of cash provided from operations and lease financing. Cash utilized for capital expenditures was $17.8, $19.6, and $9.4 million for fiscal years 1995, 1994 and 1993, respectively. The Company plans to open approximately 12 to 14 new stores during the 1996 fiscal year. Management estimates that each new store requires approximately $1.5 to $2.0 million for leasehold improvements, fixtures and equipment and inventory not financed by the vendors.

         The Company expects to be able to fund its working capital requirements and expansion plans with a combination of anticipated cash flow from operations, normal trade credit, financing agreements, and continued use of lease financing.

         The Company has a committed unsecured $75 million revolving bank line of credit which fluctuates with seasonal working capital requirements. The credit agreement provides that funds borrowed will bear interest at the varying alternative rates based on the prime rate and various domestic and international money market rates. The credit facility expires in February 1997, with the option to extend for one additional year. This credit facility is used for working capital and store construction purposes. At both September 30, 1995 and 1994, there were no borrowings outstanding under the line.

        During 1995, the Company also entered into demand line of credit facilities with various banks totaling $30 million. These uncommitted facilities require bank approval for each advance and allows the Company to borrow at money market rates related to the banks financing costs. The Company may use these facilities to fund its working capital, construction costs and general corporate purposes. The maximum amount the Company can borrow under these uncommitted demand line of credit facilities is limited by its committed credit agreement.

        Maximum borrowings outstanding under credit facilities during fiscal 1995 were $20 million, compared to $10 million in fiscal 1994 and $4 million in fiscal 1993. The weighted average borrowings outstanding under credit facilities during fiscal years 1995, 1994 and 1993 were $5,500,000, $400,000 and $100,000, respectively. The weighted average interest rates for such borrowings were 8.3% during fiscal year 1995 and 6.0% during both fiscal 1994 and 1993.

IMPACT OF INFLATION

The Company believes that, because of competition among manufacturers and the technological changes in the consumer electronics industry, inflation has not had a significant effect on results of operations.

                           SELECTED FINANCIAL DATA

                                                          Years Ended September 30,
                                                       ------------------------------------

-------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per    1995      1994        1993        1992        1991
share and other data)
-------------------------------------------------------------------------------------------------------


SUMMARY OF EARNINGS
Net sales                                     $889,206    $724,713    $562,827    $509,629    $424,276
Cost of sales                                  674,179     535,690     402,755     374,200     306,750
                                         --------------------------------------------------------------
Gross profit                                   215,027     189,023     160,072     135,429     117,526
Selling, general, and administrative
expenses                                       191,066     166,046     147,579     129,330      98,663
                                         --------------------------------------------------------------
Income from operations                          23,961      22,977      12,493       6,099      18,863
Interest income(expense) - net                    (399)        567         346         233        (523)
                                         --------------------------------------------------------------
Income before income taxes                      23,562      23,544      12,839       6,332      18,340
Income taxes                                     9,396       9,651       5,188       2,539       7,355
                                         --------------------------------------------------------------
Net income                                    $ 14,166    $ 13,893    $  7,651    $  3,793    $ 10,985
                                         --------------------------------------------------------------
Net income per share                          $   1.06    $   1.06    $   0.60    $   0.29    $   0.93
Weighted average shares                         13,427      13,164      12,787      12,908      11,823

FINANCIAL POSITION

Working capital                                $74,042     $66,900     $59,320     $47,440     $50,769
Total assets                                  $227,729    $188,712    $149,782    $128,121    $113,567
Shareholders' equity                          $136,022    $118,948    $102,518     $91,274     $84,801

OTHER DATA

Number of stores at year end                        66          52          45          41          33
Average sales per store                        $14,962     $14,912     $12,998     $13,700     $14,436
Sales per selling square foot                   $1,481      $1,519      $1,324      $1,426      $1,567
Sales per gross square foot                       $921        $925        $813        $897      $1,004
Same stores sales                                    7%         19%          0%          2%         11%
Inventory turns *                                  6.4         6.4         6.0         6.5         6.9


Certain reclassifications have been made to this financial data in order to conform to the current year's presentation.

* Based on average of beginning and ending inventories for each fiscal year.

                           CONSOLIDATED BALANCE SHEETS

                                                                                        September 30,
                                                                                   -----------------------
(Dollars in thousands)                                                               1995          1994
----------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                           $18,434        $21,661
Accounts receivable, less allowance for doubtful accounts of $569 and $481           21,209         11,080
Merchandise inventories                                                             115,806         94,928
Prepaid expenses                                                                     10,300          8,995
                                                                                   -----------------------
Total current assets                                                                165,749        136,664

PROPERTY AND EQUIPMENT:
Leasehold improvements                                                               51,127         40,684
Furniture, fixtures, and equipment                                                   37,791         30,284
Construction in progress                                                             12,907         13,353
                                                                                   -----------------------
Total property and equipment                                                        101,825         84,321
Less accumulated depreciation and amortization                                       42,584         33,490
                                                                                   -----------------------
Property and equipment - net                                                         59,241         50,831
                                                                                   -----------------------
Other Assets                                                                          2,739          1,217
                                                                                   -----------------------
Total Assets                                                                       $227,729       $188,712
                                                                                   =======================


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable                                                                    $53,504        $41,238
Accrued expenses and other liabilities:
   Payroll                                                                           12,435         11,822
   Sales taxes                                                                        6,025          5,774
   Other                                                                             19,743         10,930
                                                                                   -----------------------
Total current liabilities                                                            91,707         69,764

SHAREHOLDERS' EQUITY:
Preferred stock, no par value -
   Authorized, 2,000,000 shares - None issued
Common stock, $.001 par value:
   Authorized, 40,000,000 shares; Issued and outstanding,
   13,581,416 and 13,282,181 shares, respectively                                        14             13
Additional paid-in capital                                                           61,833         58,926
Retained earnings                                                                    74,175         60,009
                                                                                   -----------------------
Total shareholders' equity                                                          136,022        118,948
                                                                                   -----------------------
Total Liabilities and Shareholders' Equity                                         $227,729       $188,712
                                                                                   =======================

See notes to financial statements.

                        CONSOLIDATED STATEMENTS OF INCOME


                                                                                     Years Ended September 30,
                                                  ----------------------------------------------------------------------------------
(Dollars and shares in thousands, except per                  1995                             1994                            1993
share data)
------------------------------------------------------------------------------------------------------------------------------------

Net sales                                                 $889,206                         $724,713                        $562,827
Cost of sales                                              674,179                          535,690                         402,755
                                                  ----------------------------------------------------------------------------------
Gross profit                                               215,027                          189,023                         160,072
Selling, general, and administrative expenses              191,066                          166,046                         147,579
                                                  ----------------------------------------------------------------------------------
Income from operations                                      23,961                           22,977                          12,493
Interest income (expense) - net                               (399)                             567                             346
                                                  ----------------------------------------------------------------------------------
Income before income taxes                                  23,562                           23,544                          12,839
Income taxes                                                 9,396                            9,651                           5,188
                                                  ----------------------------------------------------------------------------------
Net income                                                 $14,166                          $13,893                          $7,651
                                                  ==================================================================================
Net income per common share                                  $1.06                            $1.06                            $.60
                                                  ==================================================================================
Shares used in per share computation                        13,427                           13,164                          12,787
                                                  ==================================================================================

See notes to financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                               Common Stock         Additional
                                                      --------------------------     Paid-In      Retained
(Dollars in thousands)                                   Shares         Amount       Capital      Earnings       Total
---------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1992                          12,533,082           $13       $52,796       $38,465      $ 91,274
Issuance of common stock under
   Employee Stock Purchase Plan                           248,371                       2,140                       2,140
Issuance pursuant to stock options and tax benefits
    from sale of optioned stock by employees              239,575                       1,453                       1,453
Net income                                                                                            7,651         7,651
                                                      ---------------------------------------------------------------------
Balance at September 30, 1993                          13,021,028            13        56,389        46,116       102,518
Issuance of common stock under
   Employee Stock Purchase Plan                           228,054                       2,180                       2,180
Issuance pursuant to stock options and tax benefits
   from sale of optioned stock by employees                33,099                         357                         357
Net income                                                                                           13,893        13,893
                                                      ---------------------------------------------------------------------

Balance at September 30, 1994                          13,282,181            13        58,926        60,009       118,948
Issuance of common stock under
   Employee Stock Purchase Plan                           264,335             1         2,575                       2,576
Issuance pursuant to stock options and tax benefits
   from sale of optioned stock by employees                34,900                         332                         332
Net income                                                 14,166                                    14,166        14,166
                                                      ---------------------------------------------------------------------
Balance at September 30, 1995                          13,581,416           $14       $61,833       $74,175      $136,022
                                                      =====================================================================


See notes to financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                  Years Ended September 30,
                                                                      --------------------------------------------------
(Dollars in thousands)                                                     1995              1994               1993
-------------------------------------------------------------------------------------------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                $14,166            $13,893             $7,651
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
           Depreciation and amortization                                    9,387              8,485              7,450
           Allowance for doubtful accounts                                     88               (219)               172
           Shareholders' equity tax benefits from stock options                56                132                568
           Change in assets, liabilities and equity:
              Accounts receivable                                         (10,217)             2,134                (36)
              Merchandise inventories                                     (20,878)           (23,404)           (10,284)
              Prepaid expenses and other assets                            (2,827)             2,571             (2,151)
              Accounts payable                                             12,266             15,510              7,004
              Accrued expenses and other liabilities                        9,677              6,990              3,413
                                                                      --------------------------------------------------
Net cash provided by operating activities                                  11,718             26,092             13,787

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment - net                                  (17,797)           (19,577)            (9,378)
                                                                      --------------------------------------------------
Net cash used in investing activities                                     (17,797)           (19,577)            (9,378)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock                                                    2,852              2,405              3,025
                                                                      --------------------------------------------------
Net cash provided by financing activities                                   2,852              2,405              3,025
Net increase (decrease) in cash and cash equivalents                       (3,227)             8,920              7,434
                                                                      --------------------------------------------------
Cash and cash equivalents at beginning of year                             21,661             12,741              5,307
                                                                      --------------------------------------------------
Cash and cash equivalents at end of year                                  $18,434            $21,661            $12,741
                                                                      ==================================================

See notes to financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS: The Good Guys, Inc., through its wholly owned subsidiary (together, the Company), is a retailer of consumer electronic products in California, Nevada, Oregon and Washington.

BASIS OF PRESENTATION: The consolidated financial statements include the accounts of the The Good Guys, Inc. and its wholly owned subsidiary. All significant intercompany transactions have been eliminated in consolidation.

         Certain reclassifications were made to prior year statements to conform to current year presentations.

CASH EQUIVALENTS: Cash equivalents represent short-term, highly liquid investments with maturities of three months or less.

MERCHANDISE INVENTORIES: Inventories are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Depreciation and amortization are computed using the straight line method based on estimated useful lives of three to seven years for furniture, fixtures and equipment, and the lesser of the estimated useful lives of assets or the remaining lease terms for leasehold improvements.

STORE PRE-OPENING COSTS: Store pre-opening costs are expensed as incurred.

REVENUE RECOGNITION: The Company recognizes revenue at the point of sale. Merchandise returns are recorded at the time of return, as the effect of returns are not significant to the Company's operating results.

PREMIER PERFORMANCE GUARANTEE CONTRACTS: The Company sells extended service contracts ("Premier Performance Guarantee contracts") on behalf of an unrelated company (the "Warrantor") that markets this product for merchandise sold by the Company. Commission revenue is recognized at the time of sale. The Company acts solely as an agent for the Warrantor and has no liability to the customer under the extended service contract nor any other material obligation to the customer or the Warrantor. Merchandise presented to the Company for servicing under extended service contracts is repaired by the Company on behalf of the Warrantor. The repairs are billed to the Warrantor at amounts customarily charged by the Company for these services.

INCOME TAXES: The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." Under this standard, deferred income taxes reflect the tax effects, based on current tax law, of temporary differences resulting from differences between the amounts of assets and liabilities recognized for financial reporting and income tax purposes.

FAIR VALUE OF FINANCIAL INSTRUMENTS: SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the estimated fair value of financial instruments. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate the estimated fair value.

NET INCOME PER COMMON SHARE: Net income per share was computed based on the weighted average number of shares of common stock outstanding during the year.

NOTE 2:
BORROWING ARRANGEMENTS

The Company currently maintains a committed unsecured revolving line of credit which expires on February 28, 1997, with the option to extend for one year. The line of credit allows borrowings of up to $75,000,000, which fluctuates with seasonal working capital requirements. The credit line also includes a standby letter of credit facility. The agreement provides the Company with several different borrowing alternatives with interest rates based on the prime rate and various domestic and international money market rates. The agreement requires maintenance of certain financial loan covenants, including minimum tangible net worth, debt to equity and fixed charge coverage ratios, restrictions on capital expenditures and prohibits payment of cash dividends. The Company was in compliance with these covenants at September 30, 1995. There were no borrowings under the line of credit at September 30, 1995 and 1994. Interest paid for the years ended September 30, 1995, 1994 and 1993 was $606,000, $169,000, and
$131,000, respectively. At September 30, 1995 and 1994, no portion of the commitment was reserved under the letter of credit facility.

         During 1995, the Company also entered into demand line of credit facilities with various banks totaling $30 million. These uncommitted facilities require bank approval for each advance and allows the Company to borrow at money market rates related to the banks financing costs. The Company may use these facilities for working capital, construction costs and general corporate purposes. The maximum amount the Company can borrow under these uncommitted demand line of credit facilities is limited by its committed credit agreement. No amounts were borrowed under these agreements during 1995.

         The Company also purchases products from some vendors through finance companies under agreements which generally require payment in 30 days and provide for purchase discounts.

NOTE 3:
INCOME TAXES

The provision for income taxes consists of the following:

                                            Years ended September 30,
                            --------------------------------------------------
(Dollars In Thousands)                1995             1994            1993
------------------------------------------------------------------------------
Currently payable:
Federal                            $ 8,870           $7,650          $4,879
State                                2,174            1,902           1,140
                                   -------           ------          ------
    Total currently payable         11,044            9,552           6,019
Deferred tax                        (1,648)              99            (831)
                                   -------           ------          ------
                      Total        $ 9,396           $9,651          $5,188
                                   =======           ======          ======

For the years ended September 30, 1995, 1994 and 1993, the Company paid income taxes totaling $9,485,000, $10,652,000 and $6,242,000, respectively.

         The provisions for income taxes as reported are different from the tax provisions computed by applying the statutory federal income tax rate. The differences are reconciled as follows:

                                                 Years ended September 30,
                            -----------------------------------------------------
                                       1995               1994             1993
---------------------------------------------------------------------------------
Federal Income Tax
  at the statutory rate               35.0%              35.0%            34.3%
State franchise tax,
  less federal tax effect              5.6                6.0              6.0
Other - net                            (.7)                                 .1
---------------------------------------------------------------------------------
                      Total           39.9%              41.0%            40.4%
---------------------------------------------------------------------------------



Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets as of September 30, 1995 and 1994 were as follows:

                                               September 30,
                               --------------------------------------
(Dollars in thousands)                     1995               1994
---------------------------------------------------------------------
Current
   Vacation accruals                     $1,088             $1,022
   Prepaid expenses                        (891)              (977)
   Reserves                               1,186              1,174
   State taxes                              733                733
   Inventory capitalization               1,001                991
---------------------------------------------------------------------
Current - net                             3,117              2,943

Noncurrent
   Depreciation                           2,127              1,256
  Other - net                              (238)              (841)
---------------------------------------------------------------------
Noncurrent - net                          1,889                415
---------------------------------------------------------------------
                         Total           $5,006             $3,358
---------------------------------------------------------------------


NOTE 4:
LEASES

The Company's stores, distribution and administration facilities and certain equipment are leased under operating leases. The leases have remaining initial terms inclusive of renewal options, of one to forty-three years and generally provide for rent increases based on the consumer price index. Certain store leases require additional lease payments based on store sales.

         The Company subleases a portion of one of its stores to a company whose president is also a member of the Company's Board of Directors. The lease expires on July 31, 2003 and provides for additional rent increases based on the consumer price index. Under the terms of the sublease agreement, the income received for the years ended September 30, 1995, 1994 and 1993 was $318,938, $318,938 and $276,600, respectively.

         The future minimum annual payments for leases having noncancelable terms in excess of one year, net of sublease income, at September 30, 1995, are as follows:

                                                                  REAL
(Dollars in thousands)                                          PROPERTY       EQUIPMENT
                                                         ------------------------------------

1996                                                             $26,409         $8,243
1997                                                              25,891          6,095
1998                                                              25,817          4,866
1999                                                              25,271          3,733
2000                                                              22,831          1,450
Later years through 2015                                         140,962              0
                                                         ------------------------------------
Total                                                           $267,181        $24,387
                                                         ------------------------------------

Lease expense for the years ended September 30, 1995, 1994 and 1993 was $35,958,000, $28,149,000 and $24,723,000, respectively.

NOTE 5:
PROFIT SHARING PLAN

The Profit Sharing Plan (the "Plan") is a defined contribution plan covering substantially all of the Company's employees. Contributions are made to the Plan at the discretion of the Company's Board of Directors in cash or shares of the Company's common stock. The profit sharing contributions for the years ended September 30, 1995, 1994 and 1993 were $1,467,000, $602,000 and $562,000, respectively.

NOTE 6:
STOCK OPTIONS

The Company's 1985 Stock Option Plan and 1994 Stock Incentive Plan authorize the issuance of incentive stock options and non-qualified stock options covering up to 2,715,000 shares of common stock. Although the 1985 Plan expired in 1995 and no further options maybe granted under it, options granted prior to its expiration remain outstanding. Options granted under both Plans are exercisable at prices equal to the fair market value of the stock on the date of grant. Options vest ratably over four years and no option may be granted for a term exceeding ten years.

         The following is a summary of stock option activity under the Plan for the years ended September 30, 1995, 1994, and 1993.

                                            Number             Price
                                            of shares          Range
------------------------------------------------------------------------------
Balance at September 30, 1992                  803,480     $2.37 - $26.25
     Granted                                   275,000      9.00 -  13.75
     Exercised                                (142,775)     2.37 -   8.25
     Canceled                                 (111,950)     5.00 -  26.25
                                           -----------------------------------
Balance at September 30, 1993                  823,755      2.37 -  26.25
     Granted                                   303,150     11.25 -  17.25
     Exercised                                 (33,099)     2.94 -  13.12
     Canceled                                  (43,851)     6.50 -  26.25
                                           -----------------------------------
Balance at September 30, 1994                1,049,955      2.37 -  26.25
     Granted                                   338,200      9.75 -  12.63
     Exercised                                 (34,900)     2.94 -  11.25
     Canceled                                 (143,275)     9.50 -  26.25
                                           -----------------------------------
Balance at September 30, 1995                1,209,980     $2.37 - $26.25
                                           ===================================

At September 30, 1995, options for 621,463 shares were exercisable at prices ranging from $2.37 to $26.25 per share and 903,450 shares were available for additional option grants.

The following is a summary of non-qualified stock options not covered under the 1985 Stock Option Plan or the 1994 Stock Incentive Plan for the years ended September 30, 1995, 1994 and 1993.

                                                  Number             Price
                                                 of Shares           Range
---------------------------------------------------------------------------------
Balance at September 30, 1992                     136,800        $2.56 - $8.12
     Exercised                                    (96,800)        2.56 -  2.56
                                                ---------------------------------
Balance at September 30, 1993                      40,000         6.50 -  8.12
     Exercised                                          0         6.50 -  8.12
                                                ---------------------------------
Balance at September 30, 1994                      40,000         6.50 -  8.12
     Exercised                                          0         6.50 -  8.12
                                                ---------------------------------
Balance at September 30, 1995                      40,000        $6.50 - $8.12
                                                ---------------------------------

At September 30, 1995, the options for 40,000 shares in the above table were exercisable at prices ranging from $6.50 to $8.12.

NOTE 7:
EMPLOYEE STOCK PURCHASE PLAN

The Company established an employee stock purchase plan in February of 1986, which permits eligible employees to purchase the Company's common stock under terms specified by this Plan. Since inception a total of 1,900,000 shares of the Company's common stock has been reserved for issuance under this Plan, and 1,445,054 shares have been issued as of September 30, 1995.

NOTE 8:
LEGAL PROCEEDINGS

The Company is involved in a number of lawsuits, including lawsuits alleging unfair trade practices in connection with the sale of cellular telephones. Management believes that the ultimate outcome of the lawsuits, individually and in the aggregate, will not have a material impact on the financial position or results of operations of the Company.

NOTE 9:
QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for the years ended September 30, 1995 and 1994 are summarized in the following table:

                                                        December 31,       March 31,        June 30,       September 30,
(Dollars in thousands, except per share amounts)            1994               1995            1995            1995
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                 $281,658          $195,745        $198,315         $213,488
Gross profit                                                67,956            47,327          49,259           50,485
Net income                                                   8,601             2,300           2,222            1,043
Net income per share                                      $    .65          $    .17        $    .17         $    .08

                                                        December 31,       March 31,        June 30,       September 30,
(Dollars in thousands, except per share amounts)            1993               1994            1994            1994
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                 $217,204          $164,140        $164,431         $178,938
Gross profit                                                57,436            44,307          43,285           43,995
Net income                                                   7,378             2,783           1,923            1,809
Net income per share                                      $    .57          $    .21        $    .15         $    .14


                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
THE GOOD GUYS, INC.
Brisbane, California

We have audited the accompanying consolidated balance sheets of THE GOOD GUYS, INC. as of September 30, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of THE GOOD GUYS, INC. at September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
San Francisco, California
November 1, 1995

CORPORATE INFORMATION

OFFICERS
Robert A. Gunst
President and Chief Executive Officer

Robert E. Baird
Senior Vice President, Marketing and Merchandising

Thomas A. Hannah
Senior Vice President, Operations

Brad S. Bramy
Vice President, Advertising

William C. Curley
Vice President, MIS and Operations

John G. Duken
Vice President, Store Operations

William B. Perlstein
Vice President, Stores

Gregory L. Steele
Vice President, Real Estate

Gera M. Vaz
Vice President, Human Resources

DIRECTORS

Ronald A. Unkefer
Chairman of the Board

Stanley R. Baker
Director

Robert A. Gunst
Director, President and Chief Executive Officer of the Company

Howard Lester
Director and Chairman and Chief Executive Officer of Williams-Sonoma, Inc.

John E. Martin
Director and Chairman and Chief Executive Officer of Taco Bell Corp.

Russell M. Solomon
Director and Founder and President of MTS, Inc. (Tower Records)

ANNUAL MEETING
January 24, 1996, 10:30 AM
Bank of America Building
A.P. Giannini Auditorium
555 California Street
San Francisco, CA 94104

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA  94105

TRANSFER AGENT
Chemical Mellon Shareholder Services
50 California Street, 10th Floor
San Francisco, CA  94111
(800) 356-2017

FORM 10-K
A copy of the Company's From 10-K Annual Report filed with the Securities and Exchange Commission may be obtained without charge by writing to Investor Relations at the address noted below:

QUARTERLY REPORTS
THE GOOD GUYS! will discontinue mailing quarterly reports to shareholders beginning in fiscal 1996. Shareholders can obtain a faxed copy of recent quarterly reports and press releases by calling Company News On Call, a division of PR Newswire, at 1-800-758-5804. THE GOOD GUYS! news # is 108403.

Or write to:
THE GOOD GUYS!
Attn: Investor Relations
7000 Marina Blvd.
Brisbane, CA 94005-1840

COMMON STOCK
The Good Guys, Inc. common stock is traded on the Nasdaq National Market under the symbol GGUY. The following table sets for the quarterly high and low sales prices for the Company's common stock as quoted in the Nasdaq National Market for fiscal 1994 and 1995.

Fiscal Quarter Ended                     HIGH         LOW
---------------------------------------------------------------
December 31, 1993                         16           11
March 31, 1994                            20 1/2       11 1/4
June 30, 1994                             19 1/4       10 5/8
September 30, 1994                        14           10 1/2
December 31, 1994                         13           11
March 31, 1995                            13 3/4       11 1/4
June 30, 1995                             11 3/4        9 1/4
September 30, 1995                        13 7/8       10 7/8

As of November 17, 1995 there were 1,849 shareholders of record, excluding shareholders whose stock is held in nominee or street name by brokers.

The Company's present policy is to retain its earnings to finance future growth and, accordingly, it does not anticipate paying cash dividends in the foreseeable future.