Form 10-K, Exhibit 13
period 1996-09-30
GOOD GUYS INC
filed 1996-12-30
CIK 785931

                                                                    EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Statements made below and elsewhere in the Annual Report that are not historical facts, including any statements about expectations for fiscal year 1997 and beyond, involve certain risks and uncertainties. Factors that could cause the Company's actual results to differ materially from management's projections, estimates and expectations include, but are not limited to, increases in promotional activities of the Company's competitors, changes in consumer buying attitudes, the presence or absence of new products or product features in the Company's merchandise categories, changes in vendor support for advertising and promotional programs, changes in the Company's merchandise sales mix, general economic conditions, and other factors referred to in the Company's fiscal 1996 Annual Report on Form 10-K under "Information Regarding Forward Looking Statements" and in the Company's Consolidated Financial Statements, and Notes thereto. The Consolidated Financial Statements and Notes to the Consolidated Financial Statements should be read in conjunction with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

GENERAL

The following table sets forth, for the years indicated, the relative percentages that certain income and expense items bear to net sales, and the number of stores open at the end of each period:

                                       Years ended September 30,
                                        1996     1995     1994
----------------------------------------------------------------
Gross profit                            23.1 %   24.2%    26.1%
Selling, general &
  administrative expenses               23.8 %   21.5%    22.9%
Early retirement of assets               0.4 %     --       --
Income (loss) before income taxes       (1.1)%    2.6%     3.2%
Net income (loss)                       (0.7)%    1.6%     1.9%
Number of stores open
  at end of period                        75       66       52
----------------------------------------------------------------

SALES GROWTH

Sales increased to $925.7 million in fiscal 1996 from $889.2 million in fiscal 1995 and $724.7 million in fiscal 1994. The 4% sales increase in fiscal 1996 was a result of opening a net of nine new stores and a full year of operation for the 14 stores opened in fiscal 1995. This was partially offset by an 8% decline in same store sales due to the general slowdown in demand for consumer electronics.

     The 23% sales increase in fiscal 1995 was attributable to a same store sales gain of 7%, the opening of 14 new stores, and a full year of operation of the seven stores opened in fiscal 1994.

     Comparable store sales in the future may be affected by competition, the opening of additional stores in existing markets, the absence or introduction of significant new products in the consumer electronics industry, and general economic conditions.

     The following table sets forth sales by product category:

SALES BY PRODUCT CATEGORY

                            Years ended September 30,
                                1996    1995*    1994*
-------------------------------------------------------
Video                            39%      38%      39%
Audio and Cellular Phones        29%      32%      35%
Home Office                      20%      19%      15%
Other
  Accessories, Repair Service
  and Premier Performance
  Guarantee                      12%      11%      11%
                                ---      ---      ---
Total Company                   100%     100%     100%
                                ===      ===      ===
-------------------------------------------------------

* Certain reclassifications have been made to the 1995 and 1994 financial data in order to conform to the current year's presentation.


SALES/GROSS PROFIT

Net sales for fiscal 1996 increased 4% over fiscal 1995. This reflects an increase in the total number of stores in operation from 66 at fiscal year end 1995 to 75 at fiscal year end 1996, a full year of operation for the 14 stores opened in fiscal 1995, partially offset by an 8% decrease in same store sales. Audio and Cellular Phone categories were impacted the most on a relative basis.

Home Office continued to increase as a percentage of sales, with strong first quarter same store sales in computers producing positive comparable sales growth in the Home Office category for the year. Cellular Phones decreased as a percentage of sales during the year.

     Gross profit margin declined to 23.1% of sales in fiscal 1996 compared with 24.2% in fiscal 1995 and 26.1% in fiscal 1994. The gross profit margin trend reflects the highly promotional and competitive climate in the consumer electronics market and the growth in Home Office sales, primarily computers, which typically carry lower gross margins than the Company's average.

     During fiscal 1995, sales of Home Office products increased as a percentage of sales due to increased demand for computers. Video and Audio remained the Company's largest sales categories; however, Audio declined as a percentage of sales due to the increase in Home Office sales.

     Gross profit as a percentage of sales was 24.2% in fiscal 1995. The decrease was primarily due to the increased proportion of Home Office sales, which typically carry lower gross margins, the cost impact from enhancements made to the Company's Premier Performance Guarantee program in November 1994 and promotional activity in the consumer electronics market.

     Sales of Premier Performance Guarantee contracts were 5%, 5% and 6% for the fiscal years ending 1996, 1995 and 1994, respectively. Profit margins on products sold with Premier Performance Guarantee contracts are generally higher than margins on other products the Company sells.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist primarily of payroll, advertising and occupancy costs. Although some of these expenses vary proportionately with sales, there is a fixed component to them that allows the Company to leverage its costs with additional sales. This leverage may not be fully realized during periods when a large number of stores are opened because new stores typically generate lower sales than the average mature location. This provides an opportunity to improve the percentage as new stores mature and we open additional stores in both our established and new market areas.

     Selling, general and administrative expenses as a percentage of sales were 23.8% in fiscal 1996 compared to 21.5% in fiscal 1995 and 22.9% in fiscal 1994. The increase as a percentage of sales in fiscal 1996 was a result of the decline in same store sales, an increase in net advertising expense and the fixed costs associated with new stores, which averaged 0.6% of sales more than a mature store. The decrease as a percentage of sales between fiscal 1995 and fiscal 1994 reflects the cost reductions related to restructuring store operations and the leverage from same store sales growth.

     During the fourth quarter of fiscal 1996, the Company closed and remodeled its Redondo Beach store to a new format. The Company has identified and begun to initiate additional store relocations/renovations to this new format. The amounts expensed as early retirement of assets reflect the write off of the Redondo Beach store assets as well as amounts reserved for lease payment obligations and assets to be written off in relation to the additional stores noted above.


NET INCOME (LOSS)

Income (loss) before income taxes as a percentage of sales for fiscal years 1996, 1995 and 1994 was (1.1%), 2.6% and 3.2%, respectively.

     The effective income tax rates for fiscal years 1996, 1995 and 1994 were (37.7%), 39.9% and 41.0%, respectively. The 1996 income tax benefit was reduced by the California net operating loss carryforward limitations. The 1995 effective tax rate was positively impacted by the utilization of job tax credits during the first half of that fiscal year.

     Net income (loss) as a percentage of sales for fiscal years 1996, 1995 and 1994 was (0.7%), 1.6% and 1.9%, respectively. The decrease in fiscal 1996 was attributable to reductions in comparable store sales without proportional decreases in selling, general and administrative expenses, a decrease in gross margin previously commented on, and the reserve for retirement of assets.


LIQUIDITY AND CAPITAL RESOURCES

The Company's sales are primarily cash and credit card transactions, providing a source of liquidity for the Company. The Company also uses private label credit card programs administered and financed by financial services companies, which allow the Company to expand store sales without the burden of additional receivables. Working capital requirements are reduced by vendor credit terms that allow the Company to finance a portion of its inventory. The Company also uses lease financing to fund a portion of its capital requirements.

     As of the end of fiscal 1996, the Company had working capital of $65.6 million, compared to $74.0 million in fiscal 1995 and $66.9 million in fiscal 1994. In fiscal 1996, net cash provided by operating activities was $16.6 million, compared to $11.7 million in 1995 and $26.1 million in fiscal 1994, respectively. This increase in net cash provided by operating activities was primarily attributable to an increase in accounts payable partially offset by an increase in merchandise inventories, income taxes receivable and a net loss for the year. The fiscal 1995 decrease in net cash provided by operating activities was primarily attributable to an increase in merchandise inventories and accounts receivable that were partially offset by an increase in accounts payable and accrued expenses.

     During fiscal 1996, the Company added 11 stores and closed two stores. The Company added 14 stores in fiscal 1995 and seven stores in fiscal 1994. This expansion has been financed primarily through the use of cash provided from operations and lease financing. Cash utilized for capital expenditures was $12.5, $17.8 and $19.6 million for fiscal years 1996, 1995 and 1994, respectively. The Company plans to open one to three new stores and remodel/relocate several stores during fiscal 1997. Management estimates that each new store or remodel requires approximately $1.5 to $2.0 million for leasehold improvements, fixtures and equipment and inventory.

     The Company expects to be able to fund its working capital requirements and expansion plans, including remodels and relocations, with a combination of anticipated cash flow from operations, normal trade credit, financing agreements and continued use of lease financing.

     It is the Company's intention to replace its existing $75 million committed unsecured revolving bank line of credit with a new $50 million committed unsecured revolving bank line of credit by December 31, 1996. The Company expects that, as is true under its existing credit agreement, funds borrowed under the new credit facility will bear interest at varying alternative rates based on the prime rate and various domestic and international money market rates. The new credit facility is expected to expire on December 31, 1997 and to be used for working capital and store construction purposes. At both September 30, 1996 and 1995, there were no borrowings outstanding under the line.

     The Company also has demand line of credit facilities with various banks totaling $30 million. These uncommitted facilities require bank approval for each advance and allow the Company to borrow at money market rates related to the banks' financing costs. The Company may use these facilities to fund its working capital and construction costs and for general corporate purposes. The amount the Company can borrow under these uncommitted demand line of credit facilities is subject to all limitations on such borrowings contained in its committed credit agreement.

     Maximum borrowings outstanding under credit facilities during fiscal 1996 were $38 million, compared to $20 million in fiscal 1995 and $10 million in fiscal 1994. The weighted average borrowings outstanding under credit facilities during fiscal years 1996, 1995 and 1994 were $9,475,000, $5,500,000 and
$400,000, respectively. The weighted average interest rates for such borrowings were 5.8% during fiscal 1996, 8.3% during fiscal 1995 and 6.0% during fiscal 1994.


IMPACT OF INFLATION

The Company believes that, because of competition among manufacturers and the technological changes in the consumer electronics industry, inflation has not had a significant effect on results of operations.


NEW ACCOUNTING PRONOUNCEMENTS

The Company will adopt Statements of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and SFAS No. 123, "Accounting for Stock-Based Compensation" in fiscal 1997. Although the Company has not completed its review of these standards, management does not believe they will have a significant impact on its financial statements when implemented. For further discussion, see
Note 1 to the Consolidated Financial Statements included in this Annual Report.

SELECTED FINANCIAL DATA

                                                                           Years ended September 30,
                                                      1996            1995           1994            1993            1992
----------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share and other data)
SUMMARY OF EARNINGS
Net sales                                          $925,714         $889,206        $724,713        $562,827        $509,629
Cost of sales                                       711,463          674,179         535,690         402,755         374,200
                                                   --------         --------        --------        --------        --------
Gross profit                                        214,251          215,027         189,023         160,072         135,429
Selling, general and administrative expenses        220,032          191,066         166,046         147,579         129,330
Early retirement of assets                            3,741               --              --              --              --
                                                   --------         --------        --------        --------        --------
Income (loss) from operations                        (9,522)          23,961          22,977          12,493           6,099
Interest income                                         211              220             758             477             471
Interest expense                                        679              619             191             131             238
                                                   --------         --------        --------        --------        --------
Income (loss) before income taxes                    (9,990)          23,562          23,544          12,839           6,332
Income tax expense (benefit)                         (3,771)           9,396           9,651           5,188           2,539
                                                   --------         --------        --------        --------        --------
Net income (loss)                                  $ (6,219)        $ 14,166        $ 13,893        $  7,651        $  3,793
                                                   ========         ========        ========        ========        ========
Net income (loss) per share                        $  (0.46)        $   1.06        $   1.06        $   0.60        $   0.29
Weighted average shares                              13,576           13,427          13,164          12,787          12,908

FINANCIAL POSITION
Working capital                                    $ 65,606         $ 74,042        $ 66,900        $ 59,320        $ 47,440
Total assets                                       $246,015         $227,729        $188,712        $149,782        $128,121
Shareholders' equity                               $129,268         $136,022        $118,948        $102,518        $ 91,274

OTHER DATA
Number of stores at year end                             75               66              52              45              41
Average sales per store (in thousands)             $ 13,024         $ 14,962        $ 14,912        $ 12,998        $ 13,700
Sales per selling square foot                      $  1,213         $  1,481        $  1,519        $  1,324        $  1,426
Sales per gross square foot                        $    756         $    921        $    925        $    813        $    897
Comparable stores sales                                  (8)%              7%             19%              0%              2%
Inventory turns*                                        5.9              6.4             6.4             6.0             6.5
----------------------------------------------------------------------------------------------------------------------------

* Based on average of beginning and ending inventories for each fiscal year.

CONSOLIDATED BALANCE SHEETS

                                                                                     September 30,
                                                                                   1996          1995
-------------------------------------------------------------------------------------------------------
(Dollars in thousands)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                        $ 21,965     $  18,434
Accounts receivable, less allowance for doubtful accounts of $921 and $569         21,601        21,209
Income taxes receivable                                                             8,372             -
Merchandise inventories                                                           123,802       115,806
Prepaid expenses                                                                    6,613        10,300
                                                                                 --------     ---------
Total current assets                                                              182,353       165,749

PROPERTY AND EQUIPMENT:
Leasehold improvements                                                             58,490        51,127
Furniture, fixtures, and equipment                                                 43,278        37,791
Construction in progress                                                            9,516        12,907
                                                                                 --------     ---------
Total property and equipment                                                      111,284       101,825
Less accumulated depreciation and amortization                                     49,614        42,584
                                                                                 --------     ---------
Property and equipment - net                                                       61,670        59,241
                                                                                 --------     ---------
Other assets                                                                        1,992         2,739
                                                                                 --------     ---------
Total Assets                                                                     $246,015      $227,729
                                                                                 ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                                                 $ 73,531     $  53,504
Accrued expenses and other liabilities:
   Payroll                                                                         12,630        12,435
   Sales taxes                                                                      5,447         6,025
   Other                                                                           25,139        19,743
                                                                                 --------     ---------
Total current liabilities                                                         116,747        91,707

SHAREHOLDERS' EQUITY:
Preferred stock, no par value -
   Authorized, 2,000,000 shares - None issued
Common stock, $.001 par value:
   Authorized, 40,000,000 shares; Issued and outstanding,
   13,554,862 and 13,581,416 shares, respectively                                      14            14
Additional paid-in capital                                                         61,298        61,833
Retained earnings                                                                  67,956        74,175
                                                                                 --------     ---------
Total shareholders' equity                                                        129,268       136,022
                                                                                 --------     ---------
Total Liabilities and Shareholders' Equity                                       $246,015      $227,729
                                                                                 ========      ========
-------------------------------------------------------------------------------------------------------

See notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          Years ended September 30,
                                                     1996            1995            1994
-------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data)
Net sales                                          $925,714        $889,206        $724,713
Cost of sales                                       711,463         674,179         535,690
                                                   --------        --------        --------
Gross profit                                        214,251         215,027         189,023
Selling, general and administrative expenses        220,032         191,066         166,046
Early retirement of assets                            3,741              --              --
                                                   --------        --------        --------
Income (loss) from operations                        (9,522)         23,961          22,977
Interest income                                         211             220             758
Interest expense                                       (679)           (619)           (191)
                                                   --------        --------        --------
Income (loss) before income taxes                    (9,990)         23,562          23,544
Income tax expense (benefit)                         (3,771)          9,396           9,651
                                                   --------        --------        --------
Net income (loss)                                  $ (6,219)       $ 14,166        $ 13,893
                                                   ========        ========        ========
Net income (loss) per share                        $  (0.46)       $   1.06        $   1.06
                                                   ========        ========        ========
Weighted average shares                              13,576          13,427          13,164
                                                   ========        ========        ========
-------------------------------------------------------------------------------------------

See notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                              COMMON STOCK        ADDITIONAL
                                                          --------------------      PAID-IN    RETAINED
                                                           SHARES       AMOUNT      CAPITAL    EARNINGS      TOTAL
------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Balance at September 30, 1993                             13,021,028       $13      $56,389     $46,116   $102,518
Issuance of common stock under
   Employees Stock Purchase Plan                             228,054                  2,180                  2,180
Exercise of stock options including
   related tax benefits                                       33,099                    357                    357
Net income                                                                                       13,893     13,893
                                                          ----------       ---      -------     -------   --------
Balance at September 30, 1994                             13,282,181        13       58,926      60,009    118,948
Issuance of common stock under
   Employees Stock Purchase Plan                             264,335         1        2,576                  2,576
Exercise of stock options including
   related tax benefits                                       34,900                    332                    332
Net income                                                                                       14,166     14,166
                                                          ----------       ---      -------     -------   --------
Balance at September 30, 1995                             13,581,416        14       61,833      74,175    136,022
Issuance of common stock under
   Employees Stock Purchase Plan                             317,316                  2,397                  2,397
Exercise of stock options including
   related tax benefits                                       14,630                     84                     84
Repurchase and retirement of common stock                   (358,500)                (3,016)                (3,016)
Net loss                                                                                         (6,219)    (6,219)
                                                          ----------       ---      -------     -------   --------
Balance at September 30, 1996                             13,554,862       $14      $61,298     $67,956   $129,268
                                                          ==========       ===      =======     =======   ========
------------------------------------------------------------------------------------------------------------------

See notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     Years ended September 30,
                                                                                1996           1995          1994
------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                             $(6,219)       $14,166       $13,893
Adjustments to reconcile net income (loss) to net cash provided
   (used) in operating activities:
      Depreciation and amortization                                             9,456          9,387         8,485
      Early retirement of assets                                                3,741              -             -
      Allowance for doubtful accounts                                             352             88          (219)
      Shareholders' equity tax benefits from stock options                         29             56           132
      Change in:
         Accounts receivable                                                     (744)       (10,217)        2,134
         Income taxes receivable                                               (8,372)             -             -
         Merchandise inventories                                               (7,996)       (20,878)      (23,404)
         Prepaid expenses and other assets                                      4,407         (2,827)        2,571
         Accounts payable                                                      20,027         12,266        15,510
         Accrued expenses and other liabilities                                 1,901          9,677         6,990
                                                                              -------        -------       -------
Net cash provided by operating activities                                      16,582         11,718        26,092

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of fixed assets                                                   (12,487)       (17,797)      (19,577)
                                                                              -------        -------       -------
Net cash used in investing activities                                         (12,487)       (17,797)      (19,577)
                                                                              -------        -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of common stock                                                     2,452          2,852         2,405
   Repurchase and retirement of common stock                                   (3,016)             -             -
                                                                              -------        -------       -------
Net cash provided (used) in financing activities                                 (564)         2,852         2,405
Net increase (decrease) in cash                                                 3,531         (3,227)        8,920
Cash at beginning of period                                                    18,434         21,661        12,741
                                                                              -------        -------       -------
Cash at end of period                                                         $21,965        $18,434       $21,661
                                                                              =======        =======       =======
------------------------------------------------------------------------------------------------------------------

See notes to these consolidated financial statements.

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

CASH EQUIVALENTS: Cash equivalents represent short-term, highly liquid investments with original maturities of three months or less. Interest earned from these investments is included in interest income.

MERCHANDISE INVENTORIES: Inventories are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Depreciation and amortization are computed using the straight line method based on an estimated useful life of five years for furniture, fixtures and equipment, and the lesser of the estimated useful lives of assets or the remaining lease terms for leasehold improvements.

ADVERTISING: Advertising costs are charged to expense when incurred. Advertising costs for fiscal years ended 1996, 1995, and 1994 were $60,665,000, $58,786,000, and $47,758,000, respectively.

STORE PRE-OPENING COSTS: Store pre-opening costs are expensed as incurred.

INSURANCE RISK RETENTION: The Company retains certain risks for workers' compensation, general liability and employee medical programs and accrues estimated liabilities on an undiscounted basis for known claims and claims incurred but not reported.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION: The Company recognizes revenue at the point of sale. Merchandise returns are recorded at the time of return, as the effect of returns is not significant to the Company's operating results.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate their estimated fair values.

NET INCOME PER COMMON SHARE: Net income per share was computed based on the weighted average number of shares of common stock outstanding during the year.

NEW ACCOUNTING PRONOUNCEMENTS: The Company will adopt the following Statements of Financial Accounting Standards ("SFAS") in the year ending September 30, 1997:

     SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" requires that long-lived assets, including identifiable intangible assets, used by an entity be reviewed for impairment whenever events or changes indicate that the carrying amount of the asset may not be recoverable. Management has not completed its review of this statement, but does not believe it will have a material impact on the Company's financial position or results of operations.

     SFAS No. 123, "Accounting for Stock-Based Compensation" establishes financial accounting and reporting standards for stock-based employee compensation plans, including stock options and stock purchase plans. Under SFAS 123, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which is generally the vesting period. The new standard does not impact cash flows. Companies are encouraged, but not required, to adopt the fair value method of accounting for stock-based transactions. Companies are permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. SFAS No. 123 is effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company has determined that it will continue to use the method of accounting prescribed in APB 25 for measurement of employee stock based compensation, and will begin providing the required pro forma disclosures in its financial statements for the year ending September 30, 1997.


NOTE 2: BORROWING ARRANGEMENTS

The Company currently maintains a committed unsecured revolving line of credit which expires on February 28, 1998. The line of credit allows borrowings of up to $75,000,000, which fluctuate with seasonal working capital requirements. The credit line also includes a standby letter of credit facility. There were no borrowings under the line of credit at September 30, 1996 and 1995.

     The committed agreement provides the Company with several different borrowing alternatives with interest rates based on the prime rate and various domestic and international money market rates. The agreement requires maintenance of certain financial loan covenants, including minimum tangible net worth, debt to equity and fixed charge coverage ratios, restrictions on capital expenditures and prohibits payment of cash dividends. The Company was in compliance with, or had received waivers for, each of the covenants for the year ended September 30, 1996.

     The Company also has demand line of credit facilities with various banks totaling $30,000,000. These uncommitted facilities require bank approval for each advance and allows the Company to borrow at money market rates related to the banks' financing costs. The Company may use these facilities for working capital, construction costs and general corporate purposes. The maximum amount the Company can borrow under these uncommitted demand line of credit facilities is limited by its committed credit agreement.

     Interest paid for the committed and demand credit facilities was $652,000, $606,000, and $169,000 for the fiscal years ended September 30, 1996, 1995 and 1994, respectively. At September 30, 1996 and 1995, no portion of the commitment was reserved under the letter of credit facility.

     The Company also purchases products from some vendors through finance companies under agreements which generally require payment in 30 days and provide for purchase discounts.


NOTE 3: INCOME TAXES

Income tax expense (benefit) consists of the following:

                                           Years ended September 30,
                                         1996          1995         1994
------------------------------------------------------------------------
(Dollars in thousands)
CURRENTLY PAYABLE (RECEIVABLE):
Federal                               $(6,701)       $ 8,870       $7,650
State                                      --          2,174        1,902
                                      -------        -------       ------
 Total currently payable               (6,701)       $11,044        9,552
Deferred tax                            2,930         (1,648)          99
                                      -------        -------       ------
Total                                 $(3,771)       $ 9,396       $9,651
                                      =======        =======       ======
------------------------------------------------------------------------


For the years ended September 30, 1996, 1995 and 1994, the Company paid income taxes totaling $2,615,000, $9,485,000 and $10,652,000, respectively.

     The fiscal year 1996 tax provision reflects the benefit of a federal net operating loss carryback of $15,312,000 which will be fully recouped through carryback to prior fiscal years. This amount is included in income taxes receivable with the amounts refundable from current year estimated payments.

     The provisions for income taxes as reported are different from the tax provisions computed by applying the statutory federal income tax rate. The differences are reconciled as follows:

                                     Years ended September 30,
                                    1996      1995        1994
--------------------------------------------------------------
Federal income tax
 at the statutory rate            (35.0)%     35.0%      35.0%
State franchise tax,
 less federal tax effect           (3.7)       5.6        6.0
Other - net                         1.0       (0.7)        --
                                  -----       ----       ----
Total                             (37.7)%     39.9%      41.0%
                                  =====       ====       ====
--------------------------------------------------------------

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets as of September 30, 1996 and 1995 were as follows:

                                    Years ended September 30,
                                     1996              1995
-------------------------------------------------------------
(Dollars in thousands)
CURRENT
   Vacation accruals              $   937             $1,088
   Prepaid expenses                (1,271)              (891)
   Reserves                         2,276              1,186
   State taxes                         --                733
   Inventory capitalization        (1,617)             1,001
   Net operating loss                 229                 --
                                  -------             ------
Current assets - net                  554              3,117
NONCURRENT
   Depreciation                     1,351              2,127
   Other - net                        171               (238)
                                  -------             ------
Noncurrent assets - net             1,522              1,889
                                  -------             ------
Total                             $ 2,076             $5,006
                                  =======             ======
-------------------------------------------------------------

The deferred taxes include the benefit of state net operating loss carryforwards of $2,520,000, which expire in the year 2001.


NOTE 4: LEASES

The Company's stores, distribution and administration facilities and certain equipment are leased under operating leases. The leases have remaining initial terms inclusive of renewal options, of one to forty-two years and generally provide for rent increases based on the consumer price index. Certain store leases require additional lease payments based on store sales.

     The Company subleases a portion of one of its stores to a company whose president is also a member of the Company's Board of Directors. The lease expires on July 31, 2003 and provides for additional rent increases based on the consumer price index. Under the terms of the sublease agreement, the income received for each of the years ended September 30, 1996, 1995 and 1994 was $318,938.

     The future minimum annual payments for leases having noncancelable terms in excess of one year, net of sublease income, at September 30, 1996, are as follows:

                                Real
                              Property    Equipment
---------------------------------------------------
(Dollars in thousands)
1997                          $ 30,598      $11,441
1998                            30,587        9,063
1999                            29,853        7,679
2000                            27,284        4,693
2001                            27,160        1,914
Later years through 2016       163,973           57
                              --------      -------
Total                         $309,455      $34,847
                              ========      =======
---------------------------------------------------

Lease expense for the years ended September 30, 1996, 1995 and 1994 was $40,932,000, $35,958,000 and $28,149,000, respectively.


NOTE 5: EARLY RETIREMENT OF ASSETS

During the fourth quarter of 1996, the Company closed and remodeled its Redondo Beach store. On November 1, 1996, this store reopened under the Company's new Expo format. The Company also identified and began to initiate plans to renovate or relocate certain stores to reflect this new concept. The amounts expensed as early retirement of assets reflect the write off of the Redondo Beach store assets as well as amounts reserved for lease payment obligations and/or assets to be written off in relation to the stores noted above. Over the next several years, the Company expects to continue to identify and convert stores to the expo format.

NOTE 6: PROFIT SHARING PLAN

The Profit Sharing Plan (the Plan) is a defined contribution plan covering substantially all of the Company's employees. Contributions are made to the Plan at the discretion of the Company's Board of Directors in cash or shares of the Company's common stock. The profit sharing contributions for the years ended September 30, 1996, 1995 and 1994 were $1,781,000, $1,467,000 and $602,000, respectively.


NOTE 7: STOCK OPTIONS

The Company's 1985 Stock Option Plan and 1994 Stock Incentive Plan authorize the issuance of incentive stock options and non-qualified stock options covering up to 2,715,000 shares of common stock. Although the 1985 Plan expired in 1995 and no further options may be granted under it, options granted prior to its expiration remain outstanding. Options granted under both Plans are exercisable at prices equal to the fair market value of the stock on the date of grant. Options vest ratably over four years and no option may be granted for a term exceeding ten years.

     The following is a summary of stock option activity under the Plan for the years ended September 30, 1996, 1995, and 1994.

                                     Number
                                     of Shares           Price Range
-----------------------------------------------------------------------
Balance at September 30, 1993          823,755        $ 2.37  -  $26.25
        Granted                        303,150         11.25  -   17.25
        Exercised                      (33,099)         2.94  -   13.12
        Canceled                       (43,851)         6.50  -   26.25
                                     ---------        -----------------
Balance at September 30, 1994        1,049,955          2.37  -   26.25
        Granted                        338,200          9.75  -   12.63
        Exercised                      (34,900)         2.94  -   11.25
        Canceled                      (143,275)         9.50  -   26.25
                                     ---------        -----------------
Balance at September 30, 1995        1,209,980          2.37  -   26.25
        Granted                        383,000          8.13  -   10.38
        Exercised                      (14,630)         2.94  -    6.50
        Canceled                      (225,900)         6.50  -   26.25
                                     ---------        -----------------
Balance at September 30, 1996        1,352,450        $ 2.37  -  $26.25
                                     =========        =================
-----------------------------------------------------------------------


At September 30, 1996, options for 645,963 shares were exercisable at prices ranging from $2.37 to $26.25 per share and 557,150 shares were available for additional option grants.

     The following is a summary of non-qualified stock options not covered under the 1985 Stock Option Plan or the 1994 Stock Incentive Plan for the years ended September 30, 1996, 1995 and 1994.

                                      Number
                                     of Shares       Price Range
-----------------------------------------------------------------
Balance at September 30, 1993          40,000      $6.50 -  $8.12
        Exercised                           0       6.50 -   8.12
                                     --------      --------------
Balance at September 30, 1994          40,000       6.50 -   8.12
        Exercised                           0       6.50 -   8.12
                                     --------      --------------
Balance at September 30, 1995          40,000       6.50 -   8.12
        Exercised                           0       6.50 -   8.12
                                     --------      --------------
Balance at September 30, 1996          40,000      $6.50 -  $8.12
                                     ========      ==============

At September 30, 1996, the options for 40,000 shares in the above table were exercisable at prices ranging from $6.50 to $8.12.


NOTE 8: EMPLOYEE STOCK PURCHASE PLAN

The Company established an employee stock purchase plan (Plan) in February 1986, which permits eligible employees to purchase the Company's common stock under terms specified by this Plan. Since inception a total of 1,900,000 shares of the Company's common stock has been reserved for issuance under this Plan, and 1,762,370 shares have been issued as of September 30, 1996.


NOTE 9: REPURCHASE AND RETIREMENT OF STOCK

In January 1996, the Company's Board of Directors authorized the purchase of up to 500,000 shares of the Company's common stock on the open-market or in private transactions. As of September 30, 1996, the Company had repurchased 358,500 shares on the open market for a total of $3,016,000, all of which were retired as of that date.

NOTE 10: LEGAL PROCEEDINGS

The Company is involved in a number of lawsuits, including lawsuits alleging unfair trade practices in connection with the sale of cellular telephones and computers. Management believes that the ultimate outcome of the lawsuits, individually and in the aggregate, will not have a material impact on the financial position or results of operations of the Company.


NOTE 11: QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for the years ended September 30, 1996 and 1995 are summarized in the following table:

                                 December 31,    March 31,       June 30,    September 30,
                                     1995           1996           1996           1996
------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)
Net sales                         $306,715       $210,415       $196,553       $212,031
Gross profit                        69,760         47,749         47,655         49,087
Net income (loss)                    6,728            289         (3,434)        (9,802)
Net income (loss) per share       $   0.50       $   0.02       $  (0.25)      $  (0.72)
------------------------------------------------------------------------------------------
                                 December 31,    March 31,       June 30,    September 30,
                                     1994           1995           1995           1995
------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)
Net sales                         $281,658       $195,745       $198,315       $213,488
Gross profit                        67,956         47,327         49,259         50,485
Net income                           8,601          2,300          2,222          1,043
Net income per share              $   0.65       $   0.17       $   0.17       $   0.08
------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
The Good Guys, Inc.
Brisbane, California

We have audited the accompanying consolidated balance sheets of The Good Guys, Inc. as of September 30, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of The Good Guys, Inc. at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

San Francisco, California
November 20, 1996

CORPORATE INFORMATION

OFFICERS
Robert A. Gunst
President and Chief Executive Officer

Dennis C. Carroll
Vice President and Chief Financial Officer

Thomas A. Hannah
Senior Vice President, Operations

Brad S. Bramy
Vice President, Advertising

William C. Curley
Vice President, MIS and Operations

John G. Duken
Vice President, Store Operations

William B. Perlstein
Vice President, Stores

Gregory L. Steele
Vice President, Real Estate

Gera M. Vaz
Vice President, Human Resources

DIRECTORS
Stanley R. Baker
Director

Robert A. Gunst
Director, President and
Chief Executive Officer of the Company

W. Howard Lester
Director and Chairman and  Chief Executive Officer of  Williams-Sonoma, Inc.

John E. Martin
Director and Chairman and
Chief Executive Officer of PepsiCo.
Casual Restaurants International

Russell M. Solomon
Director and Founder and
President of MTS, Inc. (Tower Records)

ANNUAL MEETING
February 11, 1997, 10:30 AM
Bank of America Building
A.P. Giannini Auditorium
555 California Street
San Francisco, CA 94104

INDEPENDENT AUDITORS
Deloitte & Touche LLP
50 Fremont Street San Francisco, CA  94105


TRANSFER AGENT
ChaseMellon Shareholder Services, L.L.C.
Shareholder Relations
P.O. Box 469
Washington Bridge Station
New York, NY 10033
(800) 356-2017

FORM 10-K
A copy of the Company's From 10-K Annual Report filed with the Securities and Exchange Commission may be obtained without charge by writing to Investor Relations at the address noted below.

QUARTERLY REPORTS
Shareholders can obtain a faxed copy of recent quarterly financial press releases by calling Company News On Call, a division of PR Newswire, at 1-800-758-5804. THE GOOD GUYS! news # is 108403.

Or visit THE GOOD GUYS! home page on the Internet @http://www.thegoodguys.com.

Or write to:
THE GOOD GUYS!
Attn: Investor Relations
7000 Marina Blvd.
Brisbane, CA 94005-1840

COMMON STOCK
The Good Guys, Inc. common stock is traded on the Nasdaq National Market under the symbol GGUY. The following table sets forth the quarterly high and low sales prices for the Company's common stock as quoted in the Nasdaq National Market for fiscal 1995 and 1996.

Fiscal Quarter Ended                    HIGH                LOW
---------------------------------------------------------------
December 31, 1994                             13            11
March 31, 1995                                13            11
June 30, 1995                                 11             9
September 30, 1995                        13 7/8        10 7/8
December 31, 1995                         11 5/8         8 5/8
March 31, 1996                             9 1/8             7
June 30, 1996                             10 7/8             8
September 30, 1996                         9 1/8         7 5/8

As of November 26, 1996 there were 2,174 shareholders of record, excluding shareholders whose stock is held in nominee or street name by brokers.

The Company's present policy is to retain its earnings to finance future growth and, accordingly, it does not anticipate paying cash dividends in the foreseeable future.