Form 10-K, Exhibit 13
period 1997-09-30
GOOD GUYS INC
filed 1997-12-22
CIK 785931

                                                                    EXHIBIT 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Statements made below and elsewhere in the Annual Report that are not historical facts, including any statements about expectations for fiscal year 1998 and beyond, involve certain risks and uncertainties. Factors that could cause the Company's actual results to differ materially from management's projections, estimates and expectations include, but are not limited to, increases in promotional activities of the Company's competitors, changes in consumer buying attitudes, the presence or absence of new products or product features in the Company's merchandise categories, changes in vendor support for advertising and promotional programs, changes in the Company's merchandise sales mix, general economic conditions, and other factors referred to in the Company's fiscal 1997 Annual Report on Form 10-K under "Information Regarding Forward Looking Statements" and in the Company's Consolidated Financial Statements, and Notes thereto. The Consolidated Financial Statements and Notes to the Consolidated Financial Statements should be read in conjunction with this Management's Discussion and Analysis of Financial Condition and Results of Operations.


General

The following table sets forth, for the years indicated, the relative percentages that certain income and expense items bear to net sales, and the number of stores open at the end of each period:


                                                      Years ended September 30,
                                                     1997      1996        1995
Gross profit                                        25.1%     23.1%       24.2%
Selling, general &
        administrative expenses                     27.2%     23.8%       21.5%
Early retirement of assets                             -       0.4%          -
Income (loss) before income taxes                   (2.2%)    (1.1%)       2.6%
Net income (loss)                                   (1.4%)    (0.7%)       1.6%
Number of stores open at end of period                76        75          66


Sales And Gross Profit

The following table sets forth sales by product category:

                                                      Years ended September 30,

                                                       1997      1996     1995*
Video                                                   38%       39%      38%
Audio and Cellular Phones                               30%       29%      32%
Home Office                                             19%       20%      19%
Other
      Accessories, Repair Service
      and Premier Performance Guarantee                 13%       12%      11%
                                                       ----      ----     ----
Total Company                                          100%      100%     100%
                                                       ====      ====     ====

*Certain reclassifications have been made to the 1995 financial data in order to conform to the current year's presentation.

         Sales decreased to $890.5 million in fiscal 1997 from $925.7 and $889.2 million in fiscal 1996 and 1995, respectively. The 4% decrease in fiscal 1997 resulted from a comparable store sales decrease of 8%, which correlates with the general slow-down in demand for consumer electronics, and the interim closure of stores being remodeled to the Audio/Video Exposition format. The decrease was partially offset by the opening of one new store in fiscal 1997, and a full year of sales for the net nine stores opened in fiscal 1996. Sales decreased in virtually all product categories.

         Gross profit margin increased to 25.1% of sales in fiscal 1997 compared with 23.1% in fiscal 1996 and 24.2% in fiscal 1995. The increase in gross profit percentage for fiscal 1997 reflects a gross margin improvement in virtually every product category. The Company believes that this improvement is due to enhanced sales training and merchandising of product.

         Sales increased to $925.7 in fiscal 1996 from $889.2 in fiscal 1995. The 4% increase was a result of opening a net of nine new stores in fiscal 1996 and a full year of sales for the 14 stores opened in fiscal 1995. The increase was partially offset by an 8% decline in same store sales. During fiscal 1996, sales of Audio and Cellular Phone products decreased as a percentage of sales and Home Office increased as a percentage of sales primarily due to strong computer sales during the first fiscal quarter.




10   The Good Guys Inc.

         Gross profit margin decreased to 23.1% in fiscal 1996 from 24.2% in fiscal 1995. The decrease in fiscal 1996 reflects the highly promotional and competitive climate in the consumer electronics market and the relative growth of the Home Office category, which typically carries lower gross margins than the Company average.

         As a percentage of sales, Premier Performance Guarantee contracts were 5.7%, 5.3%, and 5.1% for the fiscal years ending 1997, 1996, and 1995, respectively. Profit margins on products sold with Premier Performance Guarantee contracts are generally higher than margins on other products the Company sells.

         Comparable store sales in the future may be affected by competition, the opening of additional the good guys! stores in existing markets, the absence or introduction of significant new products in the consumer electronics industry, and general economic conditions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of sales were 27.2% in fiscal 1997 compared to 23.8% in fiscal 1996 and 21.5% in fiscal 1995. The increases as a percentage of sales in fiscal 1997 and 1996 were a result of the decline in same store sales and an increase in net advertising expense. Additionally, fiscal 1997 increased due to the temporary closure and reopening costs of remodeled stores and fiscal 1996 increased due to the costs associated with the opening of new stores.

         During fiscal 1996 the Company identified and began to initiate plans to renovate or relocate certain stores to reflect the Company's new Audio/Video Exposition concept. The $3.7 million expensed as early retirement of assets in fiscal 1996 reflects the write-off of store assets as well as amounts reserved for lease payment obligations and/or assets to be written off. No additional amounts were expensed as early retirement of assets in fiscal 1997.

 Net Income (Loss)

         Income (loss) before income taxes as a percentage of sales for the fiscal years 1997, 1996 and 1995 was (2.2%), (1.1%) and 2.6%, respectively.

         The effective income tax rates for fiscal years 1997, 1996 and 1995 were (37.2%), (37.7%), and 39.9%, respectively. The 1997 and 1996 income tax benefit was reduced by the California net operating loss carryforward limitations.

         Net income (loss) as a percentage of sales for fiscal years 1997, 1996 and 1995 was (1.4%), (0.7%) and 1.6%, respectively. The decrease in fiscal 1997 was attributable to reductions in comparable store sales without proportional decreases in selling, general and administrative expenses.

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

         As of the end of fiscal 1997, the Company had working capital of $53.4 million, compared to $65.6 million in fiscal 1996 and $74.0 million in fiscal 1995. In fiscal 1997, net cash provided by operating activities was $6.1 million compared to $16.6 million in fiscal 1996 and $11.7 million in fiscal 1995. The decrease in net cash provided by operating activities was primarily attributable to the increase in the net loss for fiscal 1997 and net change in accounts payable, partially offset by a decrease in the income tax receivable and in merchandise inventories. The fiscal 1996 increase was primarily attributable to an increase in accounts payable partially offset by an increase in merchandise inventories, income taxes receivable and a net loss for the year.

         During fiscal 1997, the Company opened one new WOW! store and remodeled two stores to its Audio/Video Exposition format. In fiscal 1996 and 1995, the Company opened a net nine and 14 new stores, respectively. This expansion and remodeling has been financed primarily through the use of cash provided from operations and lease financing. Cash utilized for capital expenditures was $10.2, $12.5 and $17.8 million for fiscal years 1997, 1996 and 1995, respectively. The Company plans to open three new stores and remodel/relocate four to six stores during fiscal 1998.

         The Company expects to be able to fund its working capital requirements and expansion plans, including remodels and relocations, with a combination of anticipated cash flow from operations, normal trade credit, financing agreements and continued use of lease financing.






                                                          The Good Guys Inc.  11

         Effective September 29, 1997, the Company entered into a new three-year revolving credit agreement. This replaced a previous agreement and allows borrowings of up to $75,000,000 which fluctuates with seasonal working capital requirements. This credit facility is used for working capital and store construction purposes and is secured by the Company's assets. At both September 30, 1997 and 1996, there were no borrowings outstanding under the lines.

         Maximum borrowings outstanding under credit facilities during fiscal 1997 were $35 million compared to $38 million in fiscal 1996 and $20 million in fiscal 1995. The weighted average borrowings outstanding under credit facilities during fiscal years 1997, 1996 and 1995 were $11,098,000, $9,475,000 and
$5,500,000, respectively. The weighted average interest rates for such borrowings were 6.8% during fiscal 1997, 5.8% during fiscal 1996 and 8.3% during fiscal 1995.

         The Company's Board of Directors authorized the purchase of 500,000 shares of the Company's common stock in January 1996 and an additional 500,000 shares in September 1997. These shares will be purchased in the open market or in private transactions. In fiscal 1996 and 1997 the Company had repurchased 494,000 shares for $4,024,313, all of which were retired. As of September 30,1997 the Company had not repurchased any of the shares authorized in September 1997.

Impact of Inflation

The Company believes that, because of competition among manufacturers and the technological changes in the consumer electronics industry, inflation has not had a significant effect on results of operations.

New Accounting Pronouncements

The Company will adopt Statements of Financial Accounting Standards (SFAS) 128, "Earnings per Share" in fiscal 1998. Pro forma income (loss) for basic and diluted EPS assuming SFAS 128 had been in effect for the year-to-date periods would not have differed from the reported amounts. The Company will adopt SFAS 130 "Reporting Comprehensive Income" and SFAS 131 "Disclosures about Segment Reporting of an Enterprise and Related Information" in fiscal 1999. Although the Company has not completed its review of these standards, management does not believe they will have a significant impact on its financial statements when implemented. For further discussion, see Note 1 to the Consolidated Financial Statements included in this Annual Report.







12   The Good Guys Inc.

Selected Financial Data


Years ended September 30,
(Dollars and shares in thousands, except per share and
other data)                                                   1997           1996           1995           1994           1993
                                                         ---------      ---------      ---------      ---------      ---------
SUMMARY OF EARNINGS
        Net sales                                        $ 890,524      $ 925,714      $ 889,206      $ 724,713      $ 562,827
        Cost of sales                                      667,409        711,463        674,179        535,690        402,755
                                                         ---------      ---------      ---------      ---------      ---------
        Gross profit                                       223,115        214,251        215,027        189,023        160,072
        Selling, general, and administrative expenses      241,776        220,032        191,066        166,046        147,579
        Early retirement of assets                            --            3,741           --             --             --
                                                         ---------      ---------      ---------      ---------      ---------
        Income (loss) from operations                      (18,661)        (9,522)        23,961         22,977         12,493
        Interest income                                        172            211            220            758            477
        Interest expense                                      (930)          (679)          (619)          (191)          (131)
                                                         ---------      ---------      ---------      ---------      ---------
        Income (loss) before income taxes                  (19,419)        (9,990)        23,562         23,544         12,839
        Income tax expense (benefit)                        (7,237)        (3,771)         9,396          9,651          5,188
                                                         ---------      ---------      ---------      ---------      ---------
        Net income (loss)                                $ (12,182)     $  (6,219)     $  14,166      $  13,893      $   7,651
                                                         =========      =========      =========      =========      =========
        Net income (loss) per share                      $   (0.89)     $   (0.46)     $    1.06      $    1.06      $    0.60
        Weighted average shares                             13,626         13,576         13,427         13,164         12,787

FINANCIAL POSITION
        Working capital                                  $  53,364      $  65,606      $  74,042      $  66,900      $  59,320
        Total assets                                     $ 236,062      $ 246,015      $ 227,729      $ 188,712      $ 149,782
        Shareholders' equity                             $ 118,104      $ 129,268      $ 136,022      $ 118,948      $ 102,518

OTHER DATA
        Number of stores at year end                            76             75             66             52             45
        Average sales per store (in thousands)           $  11,811      $  13,024      $  14,962      $  14,912      $  12,998
        Sales per selling square foot                    $   1,057      $   1,213      $   1,481      $   1,519      $   1,324
        Sales per gross square foot                      $     660      $     756      $     921      $     925      $     813
        Comparable stores sales                                 (8%)           (8%)            7%            19%             0%
        Inventory turns*                                       5.5            5.9            6.4            6.4            6.0


*Based on average of beginning and ending inventories for each fiscal year.








                                                          The Good Guys Inc.  13

Consolidated Balance Sheets


                                                                                                September 30,
(Dollars in thousands)                                                                      1997        1996
                                                                                        --------    --------
Assets
CURRENT ASSETS:
        Cash and cash equivalents                                                       $ 18,951    $ 21,965
        Accounts receivable, less allowance for doubtful accounts of $1,196 and $921      21,711      21,601
        Income taxes receivable                                                            6,176       8,372
        Merchandise inventories                                                          117,768     123,802
        Prepaid expenses                                                                   6,716       6,613
                                                                                        --------    --------
        Total current assets                                                             171,322     182,353

PROPERTY AND EQUIPMENT:
        Leasehold improvements                                                            63,085      58,490
        Furniture, fixtures, and equipment                                                49,264      43,278
        Construction in progress                                                           7,772       9,516
                                                                                        --------    --------
        Total property and equipment                                                     120,121     111,284
        Less accumulated depreciation and amortization                                    57,968      49,614
                                                                                        --------    --------
        Property and equipment - net                                                      62,153      61,670
                                                                                        --------    --------
        Other assets                                                                       2,587       1,992
                                                                                        --------    --------
        Total Assets                                                                    $236,062    $246,015
                                                                                        ========    ========


Liabilities and Shareholders' Equity

CURRENT LIABILITIES:
        Accounts payable                                                                $ 75,517    $ 73,531
        Accrued expenses and other liabilities:
               Payroll                                                                    13,434      12,630
               Sales taxes                                                                 5,226       5,447
               Other                                                                      23,781      25,139
                                                                                        --------    --------
        Total current liabilities                                                        117,958     116,747

SHAREHOLDERS' EQUITY:
        Preferred stock, $.001 par value -
               Authorized, 2,000,000 shares - None issued
        Common stock, $.001 par value:
               Authorized, 40,000,000 shares; Issued and outstanding,
               13,810,310 and 13,554,862 shares, respectively                                 14          14
        Additional paid-in capital                                                        62,316      61,298
        Retained earnings                                                                 55,774      67,956
                                                                                        --------    --------
        Total shareholders' equity                                                       118,104     129,268
                                                                                        --------    --------
        Total Liabilities and Shareholders' Equity                                      $236,062    $246,015
                                                                                        --------    --------
        See notes to these consolidated financial statements.




14   The Good Guys Inc.

Consolidated Statements of Operations



                                                                      Years ended September 30,
(Dollars and shares in thousands, except per share data)      1997          1996          1995
                                                         ---------     ---------     ---------
         Net sales                                       $ 890,524     $ 925,714     $ 889,206
         Cost of sales                                     667,409       711,463       674,179
                                                         ---------     ---------     ---------
         Gross profit                                      223,115       214,251       215,027
         Selling, general and administrative expenses      241,776       220,032       191,066
         Early retirement of assets                           --           3,741          --
                                                         ---------     ---------     ---------
         Income (loss) from operations                     (18,661)       (9,522)       23,961
         Interest income                                       172           211           220
         Interest expense                                     (930)         (679)         (619)
                                                         ---------     ---------     ---------
         Income (loss) before income taxes                 (19,419)       (9,990)       23,562
         Income tax expense (benefit)                       (7,237)       (3,771)        9,396
                                                         ---------     ---------     ---------
         Net income (loss)                               $ (12,182)    $  (6,219)    $  14,166
                                                         =========     =========     =========
         Net income (loss) per share                     $   (0.89)    $   (0.46)    $    1.06
                                                         =========     =========     =========
         Weighted average shares                            13,626        13,576        13,427
                                                         =========     =========     =========


See notes to these consolidated financial statements.






                                                          The Good Guys Inc.  15

Consolidated Statements of Shareholders' Equity


                                                                   Common Stock        Additional
                                                                                          Paid-In     Retained
(Dollars in thousands)                                           Shares        Amount     Capital     Earnings        Total

        Balance at September 30, 1994                        13,282,181           $13     $58,926      $60,009     $118,948
        Issuance of common stock under
               Employees Stock Purchase Plan                    264,335             1       2,575                     2,576
        Exercise of stock options including
               related tax benefits                              34,900                       332                       332
        Net income                                                                                      14,166       14,166
                                                             ----------           ---     -------      -------     --------
        Balance at September 30, 1995                        13,581,416            14      61,833       74,175      136,022
        Issuance of common stock under
               Employees Stock Purchase Plan                    317,316                     2,397                     2,397
        Exercise of stock options including
               related tax benefits                              14,630                        84                        84
        Repurchase and retirement of common stock              (358,500)                   (3,016)                   (3,016)
        Net loss                                                                                        (6,219)      (6,219)
                                                             ----------           ---     -------      -------     --------

        Balance at September 30, 1996                        13,554,862            14      61,298       67,956      129,268
        Issuance of common stock under
               Employees Stock Purchase Plan                    372,348                     1,938                     1,938
        Exercise of stock options including
               related tax benefits                              18,600                        88                        88
        Repurchase and retirement of common stock              (135,500)                   (1,008)                   (1,008)
        Net loss                                                                                       (12,182)     (12,182)
                                                             ----------           ---     -------      -------     --------
        Balance at September 30, 1997                        13,810,310           $14     $62,316      $55,774     $118,104
                                                             ==========           ===     =======      =======     =========





16   The Good Guys Inc.

Consolidated Statements of Cash Flows



                                                                                         Years ended September 30,
(Dollars in thousands)                                                         1997           1996           1995

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                       $(12,182)      $ (6,219)      $ 14,166
   Adjustments to reconcile net income (loss) to net cash provided by operating activities:
                 Depreciation and amortization                                9,667          9,456          9,387
                 Early retirement of assets                                       -          3,741              -
                 Allowance for doubtful accounts                                275            352             88
                 Shareholders' equity tax benefits from stock options            18             29             56
                 Change in:
                        Accounts receivable                                    (385)          (744)       (10,217)
                        Income taxes receivable                               2,196         (8,372)             -
                        Merchandise inventories                               6,034         (7,996)       (20,878)
                        Prepaid expenses and other assets                      (703)         4,407         (2,827)
                        Accounts payable                                      1,986         20,027         12,266
                        Accrued expenses and other liabilities                 (775)         1,901          9,677
                                                                           --------       --------       --------
   Net cash provided by operating activities                                  6,131         16,582         11,718

CASH FLOWS FROM INVESTING ACTIVITIES:
           Purchase of fixed assets                                         (10,145)       (12,487)       (17,797)
                                                                           --------       --------       --------
   Net cash used in investing activities                                    (10,145)       (12,487)       (17,797)
                                                                           --------       --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
           Issuance of common stock                                           2,008          2,452          2,852
           Repurchase and retirement of common stock                         (1,008)        (3,016)             -
                                                                           --------       --------       --------
    Net cash provided by (used in) financing activities                       1,000           (564)         2,852
    Net increase (decrease) in cash                                          (3,014)         3,531         (3,227)
    Cash at beginning of period                                              21,965         18,434         21,661
                                                                           --------       --------       --------
    Cash at end of period                                                  $ 18,951       $ 21,965       $ 18,434
                                                                           ========       ========       ========


See notes to these consolidated financial statements.




                                                        The Good Guys Inc.    17

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

BUSINESS: The Good Guys, Inc., through its wholly owned subsidiary (together, the Company), is a retailer of consumer electronic products in California, Nevada, Oregon and Washington.

BASIS OF PRESENTATION: The consolidated financial statements include the accounts of The Good Guys, Inc. and its wholly owned subsidiary. All significant intercompany transactions have been eliminated in consolidation.

CASH EQUIVALENTS: Cash equivalents represent short-term, highly liquid investments with original maturities of three months or less. Interest earned from these investments is included in interest income.

MERCHANDISE INVENTORIES: Inventories are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Depreciation and amortization are computed using the straight line method based on an estimated useful life of three to five years for furniture, fixtures and equipment, and the lesser of the estimated useful lives of assets or the remaining lease terms for leasehold improvements.

ADVERTISING: Advertising costs are charged to expense when incurred. Advertising costs for fiscal years ended 1997, 1996, and 1995 were $60,576,000, $60,665,000, and $58,786,000, respectively.

STORE PRE-OPENING COSTS:  Store pre-opening costs are expensed as incurred.

INSURANCE RISK RETENTION: The Company retains certain risks for workers' compensation, general liability and employee medical programs and accrues estimated liabilities on an undiscounted basis for known claims and claims incurred but not reported.

EMPLOYEE STOCK PLANS: The Company accounts for its stock-based awards using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

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

INCOME TAXES: The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes." Under this standard, deferred income taxes reflect the tax effects, based on current tax law, of temporary differences resulting from differences between the amounts of assets and liabilities recognized for financial reporting and income tax purposes. Fair Value of Financial
Instruments: The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate their estimated fair values.




18    The Good Guys Inc.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate their estimated fair values.

NET INCOME PER COMMON SHARE: Net income per share was computed based on the weighted average number of shares of common stock outstanding during the year.

NEW ACCOUNTING PRONOUNCEMENTS: SFAS No. 128, "Earnings Per Share" (EPS) replaces current EPS reporting requirements and requires a dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stocks. The Company is required to adopt SFAS 128 in the first quarter of fiscal 1998 at which time it will restate earnings per share (EPS) data for prior periods to conform with SFAS 128. Earlier application is not permitted. Pro forma income (loss) for basic and diluted EPS assuming SFAS 128 had been in effect for fiscal 1997 and 1996 would not have differed from the reported amounts.

SFAS No. 130, "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. In addition, this statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from the retained earnings and additional paid in capital in the equity section of a statement of financial position. This statement is effective for fiscal years beginning after December 15, 1997. Management believes this will have no impact on the Company's financial position or results of operations.

SFAS No. 131, "Disclosures about Segment Reporting of an Enterprise and Related Information" establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. This statement is effective for fiscal years beginning after December 15, 1997.

Note 2. Borrowing Arrangements

Effective September 29, 1997 the Company replaced its credit agreement. The new three year revolving credit agreement allows borrowings of up to $75,000,000, which fluctuate with seasonal working capital requirements. The agreement requires maintenance of certain financial loan covenants, including minimum tangible net worth, restrictions on capital expenditures and prohibits payment of cash dividends. The line of credit is secured by the Company's assets. The Company was in compliance with these covenants for the year ended September 30, 1997. The credit line also includes a standby letter of credit facility. There were no borrowings under the line of credit and no portion of the commitment was reserved under the letter of credit facility at September 30, 1997. Additionally, at September 30, 1997, no amounts were outstanding under the previous line of credit and no portion of the commitment was reserved under its letter of credit facilities.

Interest paid for the previous facility was $864,000, $652,000, and $606,000, for the fiscal years ended September 30, 1997, 1996 and 1995, respectively.

The Company also purchases products from some vendors through finance companies under agreements which generally require payment in 30 days and provide for purchase discounts.

Note 3. Income Taxes

Income tax expense (benefit) consists of the following:


                                                            Years ended September 30,
(Dollars in thousands)                             1997           1996           1995
CURRENTLY PAYABLE (RECEIVABLE):

Federal                                        $ (6,461)      $ (6,701)      $  8,870
State                                                (2)             -          2,174
                                               --------       --------       --------
     Total currently payable (receivable)        (6,463)        (6,701)        11,044
Deferred tax                                       (774)         2,930         (1,648)
                                               --------       --------       --------
Total                                          $ (7,237)      $ (3,771)      $  9,396
                                               ========       ========       ========

For the years ended September 30, 1997, 1996 and 1995, the Company paid income taxes totaling $0, $2,615,000 and $9,485,000, respectively.

The fiscal year 1997 and 1996 tax provisions reflect the benefit of federal operating loss carrybacks of $17,952,000 and $15,312,000, respectively. The 1997 net operating loss carryback will be recouped through carryback to prior fiscal years. This amount is included in income taxes receivable as of September 30, 1997. The 1996 carryback, along with the amounts refundable from the 1996 estimated tax payments, was included in the 1996 income tax receivable balance and was received in 1997.




                                                        The Good Guys Inc.    19

The provisions for income taxes as reported are different from the tax provisions computed by applying the statutory federal income tax rate. The differences are reconciled as follows:

                                          Years ended September 30,
                                       1997        1996        1995
Federal income tax at the
        statutory rate                (35.0%)     (35.0%)      35.0%
State franchise tax,
        less federal tax effect        (2.5)       (3.7)        5.6
Other - net                             0.3         1.0        (0.7)
                                      -----       -----        ----
Total                                 (37.2%)     (37.7%)      39.9%
                                      =====       =====        ====

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The deferred taxes include the benefit of state net operating loss carryforwards of $11,192,000, which expire in the years 2001-2002. Significant components of the Company's net deferred tax assets as of September 30, 1997 and 1996 were as follows:

                                              September 30,
(Dollars in thousands)                   1997          1996
CURRENT
        Vacation accruals             $   979       $   937
        Prepaid expenses               (1,362)       (1,271)
        Reserves                        2,050         2,276
        Inventory capitalization       (1,742)       (1,617)
        Net operating loss                891           229
                                      -------       -------
Current assets - net                      816           554

NONCURRENT
        Depreciation                    1,573         1,351
        Other - net                       461           171
                                      -------       -------
Noncurrent assets - net                 2,034         1,522
                                      -------       -------
Total                                 $ 2,850       $ 2,076
                                      =======       =======

Note 4. Leases

The Company's stores, distribution and administration facilities and certain equipment are leased under operating leases. The leases have remaining initial terms inclusive of renewal options, of one to forty-one years and generally provide for rent increases based on the consumer price index. Certain store leases require additional lease payments based on store sales.

The Company subleases a portion of one of its stores to a company whose president is also a member of the Company's Board of Directors. The lease expires on July 31, 2003 and provides for additional rent increases based on the consumer price index. Under the terms of the sublease agreement, the income received for each of the years ended September 30, 1997, 1996 and 1995 was $318,938.

The future minimum annual payments for leases having noncancelable terms in excess of one year, net of sublease income, at September 30, 1997, are as follows:

                                  Real
(Dollars in thousands)        Property     Equipment
1998                          $ 31,800      $ 10,616
1999                            31,000         8,932
2000                            27,954         5,975
2001                            27,860         3,426
2002                            26,188           805
Later years through 2026       144,639            17
                              --------      --------
Total                         $289,441      $ 29,771
                              ========      ========

Rental expense for the years ended September 30, 1997, 1996 and 1995 was $45,001,000, $40,932,000, and $35,958,000, respectively.

Note 5. Early Retirement of Assets

In fiscal 1996 the Company identified and began to initiate plans to renovate or relocate certain stores to reflect the Company's new Audio/Video Exposition concept. The $3,741,000 expensed as early retirement of assets in fiscal 1996 reflects the write off of store assets as well as amounts reserved for lease payment obligations and/or assets to be written off.

Note 6. Pension Plans

The Company has two defined contribution plans. The Profit Sharing Plan covers substantially all of the Company's employees. Contributions are made to this Plan at the discretion of the Company's Board of Directors in cash or shares of the Company's common stock. The contributions for the years ended September 30, 1997, 1996 and 1995 were $2,187,000, $1,781,000 and $1,467,000, respectively.
Effective January 1, 1998, the Company will match, through contributions to the profit sharing plan, the employee's contribution invested in the Company's common stock in the Deferred Pay Plan, up to 6% of the employee's annual salary.

Note 7. Employee Stock Plans

The Company's 1985 Stock Option Plan and 1994 Stock Incentive Plan authorize the issuance of incentive stock options and non-qualified stock options covering up to 2,715,000 shares of common stock. Although the 1985 Plan expired in 1995 and no further options may be granted under it, options granted prior to its expiration remain outstanding. Options




20    The Good Guys Inc.

granted under both Plans are exercisable at prices equal to the fair market value of the stock on the date of grant. Options vest ratably over four years and no option may be granted for a term exceeding ten years.

The following is a summary of stock option activity under the Plans for the years ended September 30, 1997, 1996, and 1995.

                                                           Weighted
                                                            Average
                                             Number        Exercise
                                          of Shares           Price
Balance at September 30, 1994             1,049,955       $   12.66
        Granted                             338,200           11.92
        Exercised                           (34,900)           8.02
        Canceled                           (143,275)          14.09
                                          ---------       ---------
Balance at September 30, 1995             1,209,980           12.42
        Granted (weighted average
               fair value of $3.93)         383,000           10.19
        Exercised                           (14,630)           3.74
        Canceled                           (225,900)          12.75
                                          ---------       ---------
Balance at September 30, 1996             1,352,450           11.82
        Granted (weighted average
               fair value of $2.55)         758,600            7.54
        Exercised                           (18,600)           4.54
        Canceled                           (678,002)          11.98
                                          ---------       ---------
Balance at September 30, 1997             1,414,448       $    9.55
                                          =========       =========

At September 30, 1997, options for 793,010 shares were exercisable at a weighted average price of $10.28 per share and 369,076 shares were available for additional option grants. During fiscal 1997, options to purchase 459,550 shares of common stock were repriced from a weighted average exercise price of $12.58 to a weighted average exercise price of $7.50, which was equal to fair market at the date of repricing. Options issued to the Company's Directors and Officers were not included in the repricing.

At September 30, 1997, the Company also had non-qualified stock options for 40,000 shares outstanding that were exercisable at a weighted average price of $7.31 per share.

The Company established an employee stock purchase plan (Plan) in February 1986, which permits eligible employees to purchase the Company's common stock under terms specified by this Plan. Common stock issued under the Plan during fiscal 1997 totaled 372,348 shares at a weighted average price of $5.17. The weighted average fair value of shares issued under the fiscal 1997 Plan was $3.46 per share. At September 30, 1997, 365,282 shares were reserved for future issuances under the Plan.

The following table summarizes information about stock options at September 30, 1997.

              Options Outstanding                                     Options Exercisable

                        Number      Weighted                            Number
                   Outstanding       Average        Weighted       Exercisable        Weighted
Range of         September 30,   Contractual         Average  At September 30,         Average
Exercise Prices           1997  Life (Years)  Exercise Price              1997  Exercise Price
$ 3.82 -  7.13         254,250          4.6          $  6.72           186,250         $  6.63
          7.50         544,348          7.4             7.50           244,685            7.50
  8.13 - 12.00         484,050          6.2            10.16           263,400           10.33
 12.38 - 26.25         171,800          5.0            17.96           147,025           18.49
--------------       ---------          ---          -------           -------         -------
$13.82 - 26.25       1,454,448          6.2          $  9.48           841,360         $ 10.12




                                                        The Good Guys Inc.    21

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), requires the disclosure of pro forma net earnings and earnings per share as if the Company had adopted the fair value method as of the beginning of fiscal 1996. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

The Company's calculations are based on a single-option valuation approach and forfeitures were estimated using historical rates. The impact of outstanding unvested stock options granted prior to 1996 has been excluded from the pro forma calculation except for the 459,550 shares that were repriced in fiscal 1997. Accordingly, the 1996 and 1997 pro forma adjustments are not indicative of future period pro forma adjustments. The Company's calculations were made using the Black-Scholes option pricing model, with the following weighted average assumptions: expected option life, 6 years; stock volatility, 50% in fiscal 1997 and 60% in fiscal 1996; risk-free interest rates, 6.72% in fiscal 1997 and 6.12% in fiscal 1996; and no dividends during the expected term. Had compensation cost been recognized in accordance with SFAS 123 the pro forma net loss would have been $13,805,000 or $1.01 per share in fiscal 1997 and $7,343,000 or $.54 per share in fiscal 1996.

Note 8. Repurchase and
Retirement of Stock

In January 1996, the Company's Board of Directors authorized the purchase of up to 500,000 shares of the Company's common stock on the open-market or in private transactions. For the years ended September 30, 1997 and 1996, the Company had repurchased 135,500 shares for $1,008,313 and 358,500 shares for $3,016,000, respectively, all of which were retired as of that date. In September 1997, the Company's Board of Directors authorized the purchase of an additional 500,000 shares and as of September 30, 1997 no shares had been repurchased.

Note 9. Legal Proceedings

The Company is involved in a number of lawsuits, including lawsuits alleging unfair trade practices in connection with the sale of cellular telephones and computers. Management believes that the ultimate outcome of the lawsuits, individually and in the aggregate, will not have a material impact on the financial position or results of operations of the Company.

Note 10. Quarterly Financial Data (Unaudited)

Quarterly financial data for the years ended September 30, 1997 and 1996 are summarized in the following table:

                                                   December 31,      March 31,        June 30,    September 30,
(Dollars in thousands, except per share amounts)           1996           1997            1997            1997
Net sales                                             $ 286,565      $ 205,091       $ 194,834       $ 204,034
Gross profit                                             71,695         51,954          49,740          49,726
Net income (loss)                                         1,966         (3,282)         (4,146)         (6,720)
Net income (loss) per share                           $    0.15      $   (0.24)      $   (0.30)      $   (0.49)

                                                   December 31,      March 31,        June 30,    September 30,
(Dollars in thousands, except per share amounts)           1995           1996            1996            1996
Net sales                                             $ 306,715      $ 210,415       $ 196,553       $ 212,031
Gross profit                                             69,760         47,749          47,655          49,087
Net income (loss)(a)                                      6,728            289          (3,434)         (9,802)
Net income (loss) per share                           $    0.50      $    0.02       $   (0.25)      $   (0.72)

(a) Includes a $3,741,000 charge ($2,329,000 after tax) in the fourth quarter to cover the anticipated early retirement of assets expected to result from remodeling, expanding and/or relocating certain stores.





The Good Guys Inc.    22

Independent Auditors' Report

Board of Directors and Shareholders
The Good Guys, Inc.
Brisbane, California

We have audited the accompanying consolidated balance sheets of The Good Guys, Inc. as of September 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of The Good Guys, Inc. at September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.






                                        Deloitte & Touche LLP

                                        San Francisco, California
                                        November 7, 1997




                                                        The Good Guys Inc.    23

Corporate Information

OFFICERS
Robert A. Gunst
President and Chief Executive Officer

Dennis C. Carroll
Senior Vice President, Finance and Administration and Chief Financial Officer

Jayne Spiegelman
Senior Vice President, Merchandising

Brad S. Bramy
Vice President, Advertising

John G. Duken
Vice President, Operations

Kevin McNeill
Vice President, Sales

William B. Perlstein
Vice President, Sales

Cathy A. Stauffer
Vice President, Quality

Gregory L. Steele
Vice President, Real Estate
and Development

Gera M. Vaz
Vice President, Human Resources


DIRECTORS
Stanley R. Baker
Director

Robert A. Gunst
Director and President and
Chief Executive Officer of the Company

W. Howard Lester
Director and Chairman and Chief Executive Officer of Williams-Sonoma, Inc.

John E. Martin
Director and Chairman of Newriders, Inc.
and Chairman of Diedrich Coffee, Inc.

Horst H. Schulze
Director and President and
Chief Operating Officer of
The Ritz-Carlton Company L.L.C.

Russell M. Solomon
Director and Founder and
President of MTS, Inc. (Tower Records)


ANNUAL MEETING
February 13, 1998, 10:30 AM
Bank of America Building
A.P. Giannini Auditorium
555 California Street
San Francisco, CA 94104

INDEPENDENT AUDITORS
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105

TRANSFER AGENT
ChaseMellon Shareholder Services, L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 356-2017

FORM 10-K
A copy of the Company's Form 10-K Annual Report filed with the Securities and Exchange Commission may be obtained without charge by writing to Investor Relations at the address noted below.

QUARTERLY REPORTS
Shareholders can obtain a faxed copy of recent quarterly financial press releases by calling Company News On Call, a division of PR Newswire, at:
1-800-758-5804.
THE GOOD GUYS! news # is 108403.

Or visit THE GOOD GUYS! home page on the Internet @ http://www.thegoodguys.com.

Or write to:
THE GOOD GUYS!
Attn: Investor Relations
7000 Marina Blvd.
Brisbane, CA 94005-1840

COMMON STOCK

The Good Guys, Inc. common stock is traded on the Nasdaq National Market under the symbol GGUY. The following table sets forth the quarterly high and low sales prices for the Company's common stock as quoted for fiscal 1996 and 1997.

Fiscal Quarter Ended                      High             Low
December 31, 1995                       11 5/8           8 5/8
March 31, 1996                           9 1/8           7
June 30, 1996                           10 7/8           8
September 30, 1996                       9 1/8           7 5/8
December 31, 1996                        8 5/8           6 1/8
March 31, 1997                           7 1/2           6 1/8
June 30, 1997                            7 1/8           5 1/2
September 30, 1997                       9               5

As of November 25, 1997, there were 2,112 shareholders of record, excluding shareholders whose stock is held in nominee or street name by brokers. The Company's present policy is to retain its earnings to finance future growth and, accordingly, it does not anticipate paying cash dividends in the foreseeable future.




The Good Guys Inc.   24