Form 10-K, Exhibit 13
period 1998-09-30
GOOD GUYS INC
filed 1998-12-23
CIK 785931

                                                                    EXHIBIT 13.1
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


Statements made below and elsewhere in the Annual Report that are not historical facts, including any statements about expectations for fiscal year 1999 and beyond, involve certain risks and uncertainties. Factors that could cause the Company's actual results to differ materially from management's projections, estimates and expectations include, but are not limited to, increases in promotional activities of the Company's competitors, changes in consumer buying attitudes, the presence or absence of new products or product features in the Company's merchandise categories, changes in vendor support for advertising and promotional programs, changes in the Company's merchandise sales mix, general economic conditions, risks associated with Year 2000 issues, and other factors referred to in the Company's fiscal 1998 Annual Report on Form 10-K under "Information Regarding Forward Looking Statements" and in the Company's Consolidated Financial Statements and Notes thereto. The Consolidated Financial Statements and Notes to the Consolidated Financial Statements should be read in conjunction with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

GENERAL

The following table sets forth, for the years indicated, the relative percentages that certain income and expense items bear to net sales, and the number of stores open at the end of each period:

                                                                    Years ended September 30,

                                                        1998            1997            1996

Gross profit                                            24.6%           25.1%           23.1%
Selling, general and administrative expenses            26.0%           27.2%           23.8%
Early retirement of assets                                --              --             0.4%
Loss before income taxes                                (1.5%)          (2.2%)          (1.1%)
Net loss                                                (1.0%)          (1.4%)          (0.7%)
Number of stores open at end of period                    77              76              75

SALES AND GROSS PROFIT

The following table sets forth sales by product category:


                                                          Years Ended September 30,

                                                1998           1997            1996

Video                                           41%             38%             39%
Audio and Cellular Phones                       30%             30%             29%
Home Office                                     17%             19%             20%
Other
   Accessories, Repair Service, and
   Premier Performance Guarantee                12%             13%             12%
                                               ------------------------------------
Total Company                                  100%            100%            100%
                                               ====================================

   Sales increased to $928.5 million in fiscal 1998 from $890.5 million and $925.7 million in fiscal 1997 and 1996, respectively. The 4% increase in fiscal 1998 resulted from a comparable store sales increase of 3%, and the opening of one new store in fiscal 1998. The gain was partially offset by the temporary closing of certain stores remodeled to the Audio/Video Exposition format during the year. The introduction of new technologies, such as digital versatile disc
(DVD), Dolby Digital audio components, and new technologies in television, fueled sales gains in the video, audio, and cellular phone categories.

   Sales decreased in fiscal 1997 to $890.5 million from $925.7 million in fiscal 1996. The 4% decrease in fiscal 1997 resulted from a comparable store sales decrease of 8% and the temporary closure of stores being remodeled. The decrease was partially offset by the opening of one new store in fiscal 1997 and full-year sales for the net nine stores opened in fiscal 1996. Sales decreased in virtually all product categories during fiscal 1997.

   The gross profit margin decreased to 24.6% of sales in fiscal 1998 compared with 25.1% in fiscal 1997 and 23.1% in fiscal 1996. The decrease in gross profit percentage for fiscal 1998 was primarily due to a reduction in sales mix of the Premier Performance Guarantee contracts.

   The increase in gross profit percentage for fiscal 1997 reflected a gross margin improvement in virtually every product category. The Company believes that this improvement was due to enhanced sales training and product merchandising.

   As a percentage of sales, Premier Performance Guarantee contracts were 5.0%, 5.7%, and 5.3% for fiscal 1998, 1997, and 1996, respectively. Profit margins on products sold with Premier Performance Guarantee contracts are generally higher than margins on other products the Company sells.

   Comparable store sales in the future may be affected by competition, the opening of additional the good guys! stores in existing markets, the absence or introduction of significant new products in the consumer electronics industry, and general economic conditions.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses as a percentage of sales were 26.0% in fiscal 1998 compared to 27.2% in fiscal 1997 and 23.8% in fiscal 1996. The decrease as a percentage of sales in fiscal 1998 was the result of an increase in same store sales and a decrease in net advertising expense for fiscal 1998. The increase in fiscal 1997 was the result of the decline in same store sales, an increase in net advertising expense, and the costs associated with the temporary closure and reopening of stores remodeled during the year.

NET LOSS

The loss before income taxes as a percentage of sales for fiscal 1998, 1997, and 1996 was 1.5%, 2.2%, and 1.1%, respectively.

   The effective income tax rates for fiscal years 1998, 1997, and 1996 were 36.6%, 37.2%, and 37.7%, respectively.

   The net loss as a percentage of sales for fiscal years 1998, 1997, and 1996 was 1.0%, 1.4%, and 0.7%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Company's sales are primarily cash and credit card transactions, providing a source of liquidity. The Company also uses private label credit card programs administered and financed by financial services companies, which allow the Company to expand store sales without the burden of additional receivables. Working capital requirements are reduced by vendor credit terms. The Company also uses lease financing to fund a portion of its capital requirements.

   As of the end of fiscal 1998, the Company had working capital of $32.4 million, compared to $53.4 million in fiscal 1997 and $65.6 million in fiscal 1996. In fiscal 1998, net cash provided by operating activities was $2.5 million compared to $6.1 million in 1997 and $16.6 million in fiscal 1996. The decrease in net cash provided by operating activities was primarily attributable to the increase in merchandise inventories and accounts receivable offset by a decrease in the net loss for fiscal 1998, an increase in accounts payable, and an increase in depreciation expense. The net cash decrease in fiscal 1997 was primarily attributable to the increase in the net loss for fiscal 1997, a decrease in accounts payable, offset by a decrease in the income tax receivable and in merchandise inventories.

   During fiscal 1998, the Company opened one new Audio/Video Exposition store and remodeled and relocated four existing stores to its Audio/Video Exposition format. In fiscal 1997, the Company opened one new WOW! store and remodeled two stores to the Audio/Video Exposition format. This expansion and remodeling has been financed primarily through the cash provided from operations and lease financing. Cash utilized for capital expenditures was $21.0, $10.2, and $12.5 million for fiscal years 1998, 1997, and 1996, respectively. The Company plans to open two new stores and remodel/relocate at least six stores during fiscal 1999.

   The Company expects to be able to fund its working capital requirements and expansion plans, including remodels and relocations, with a combination of cash flows from operations, normal trade credit, financing agreements, and the continued use of lease financing.

   Effective September 29, 1997, the Company entered into a new three-year revolving credit agreement. This replaced a previous agreement and allows borrowings of up to $75,000,000, which fluctuates with seasonal working capital requirements. This credit facility is used for working capital and store construction purposes and is secured by the Company's assets. At both September 30, 1998 and 1997, there were no borrowings outstanding under the lines.

   Maximum borrowings outstanding under credit facilities during fiscal 1998 were $55 million compared to $35 million in fiscal 1997 and $38 million in fiscal 1996. The weighted average borrowings outstanding under credit facilities during fiscal years 1998, 1997, and 1996 were $20,822,000, $11,098,000, and
$9,475,000, respectively. The weighted average interest rates for such borrowings were 8.4% during fiscal 1998, 6.8% during fiscal 1997, and 5.8% during fiscal 1996.

IMPACT OF INFLATION

The Company believes that, because of competition among manufacturers and the technological changes in the consumer electronics industry, inflation has not had a significant effect on results of operations.

YEAR 2000 MATTERS

BACKGROUND: As used by The Good Guys - California, Inc., "Year 2000 compliance" means that the Operating Systems (OS), Data Base Systems, Application or Business Systems have been reviewed to confirm that they store, process (including sorting and performing mathematical operations), input, and output data containing date information correctly, regardless of whether the data contains dates before, on or after January 1, 2000.

READINESS: The Company began addressing the Year 2000 compliance issues in 1991, and since then, has been actively pursuing the goal of Year 2000 compliance. The Company has made Year 2000 compliance a top priority and has committed to it significant internal and external resources, including automated tools and third-party resources.

   In 1995, a Year 2000 Task Force was formed to (1) identify Year 2000 compliance issues within the Company's hardware, software, and business systems; and (2) develop and implement Year 2000 compliance remediation measures. The Director of Management Information Systems was appointed to head up this effort. The Company has also engaged the services of outside consultants and experts to advise it on particular Year 2000 Compliance issues.

   As a first step in achieving Year 2000 compliance, an audit was conducted to identify those computer systems, programs, and processes that are affected by the Year 2000 and other date-recognition issues. This audit was started in 1995 and the Company continues to probe for additional date-sensitive issues that, although subtle, could affect its business processes.

   The Year 2000 Task Force analyzed the audit results and, with the participation and approval of senior management, developed a Year 2000 remediation plan with target dates. The plan contemplates that the remediation efforts on all of the mission-critical internal systems will be complete by June 30, 1999. The Company will thereafter engage in thorough testing to ensure the Year 2000 fixes are effective. The Company anticipates all testing will be concluded on or about September 30, 1999 and is currently on schedule to meet its remediation and testing target deadlines.

   In addition, the Company is seeking, and will continue to seek, assurances from vendors and other third parties with whom it does business that they are on target for completing their own Year 2000 remediation programs.

RISKS: The Company presently believes that with modifications to existing software, as well as conversions to new hardware and software, the Year 2000 issue is not reasonably likely to pose significant operational problems. However, if unforeseen difficulties arise, or such modifications, conversions, and replacements are not completed in a timely manner, or if the Company's vendors' or suppliers' systems are not modified to become Year 2000 compliant, the Year 2000 issue may have a material impact on the results of operations and financial condition of the Company.

   Currently, the Company is unable to assess the likelihood that it will experience significant operational problems due to unresolved Year 2000 issues of third parties who do business with the Company. There can be no assurance that other entities will achieve timely Year 2000 compliance. If they do not, Year 2000 problems could have a material impact on the Company's operations. Similarly, there can be no assurance that the Company can timely mitigate its risks related to a supplier's failure to resolve its Year 2000 issues. If such mitigation is not achievable, Year 2000 problems could have a material impact on the Company's operations.

ESTIMATED YEAR 2000 COSTS: The Company estimates the cost of achieving Year 2000 readiness for its internal systems and equipment will be in the range of $2,500,000 to $3,500,000, of which $1,963,000 has been spent through September 30, 1998. This represents management's best estimate, given the most current information and could change as the project moves forward.

CONTINGENCY PLANNING: The Company is reviewing its existing business-interruption contingency plans to address internal and external issues specific to the Year 2000 issue, to the extent practicable. Such revisions are expected to be completed by June 30, 1999. These plans, which are intended to enable the Company to continue to operate to the extent that it can do so safely, include performing certain processes manually, repairing or obtaining replacement systems, changing suppliers, and reducing or suspending operations. The Company believes, however, that due to the widespread nature of potential Year 2000 issues, the contingency planning process is an ongoing one, which will require further modifications as the Company obtains additional information regarding (1) the Company's internal systems and equipment during the remediation and testing phases of its Year 2000 program, and (2) the status of third-party Year 2000 readiness.

NEW ACCOUNTING PRONOUNCEMENTS

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

                            SELECTED FINANCIAL DATA


                                                                                                           Years ended September 30,
(Dollars and shares in thousands, except per             1998             1997             1996             1995             1994
share and other data)
SUMMARY OF EARNINGS
   Net sales                                          $ 928,490        $ 890,524        $ 925,714        $ 889,206        $ 724,713
   Cost of sales                                        700,158          667,409          711,463          674,179          535,690
                                                      -----------------------------------------------------------------------------
   Gross profit                                         228,332          223,115          214,251          215,027          189,023
   Selling, general, and administrative expenses        241,155          241,776          220,032          191,066          166,046
   Early retirement of assets                                --               --            3,741               --               --
                                                      -----------------------------------------------------------------------------
   Income (loss) from operations                        (12,823)         (18,661)          (9,522)          23,961           22,977
   Interest income                                           --              172              211              220              758
   Interest expense                                      (1,277)            (930)            (679)            (619)            (191)
                                                      -----------------------------------------------------------------------------
   Income (loss) before income taxes                    (14,100)         (19,419)          (9,990)          23,562           23,544
   Income tax expense (benefit)                          (5,167)          (7,237)          (3,771)           9,396            9,651
                                                      -----------------------------------------------------------------------------
   Net income (loss)                                  $  (8,933)       $ (12,182)       $  (6,219)       $  14,166        $  13,893
                                                      -----------------------------------------------------------------------------
   Net income (loss) per basic and diluted share      $   (0.64)       $   (0.89)       $   (0.46)       $    1.06        $    1.06
   Basic and diluted weighted average shares             14,012           13,626           13,576           13,427           13,164

FINANCIAL POSITION
   Working capital                                    $  32,370        $  53,364        $  65,606        $  74,042        $  66,900
   Total assets                                       $ 250,858        $ 236,062        $ 246,015        $ 227,729        $ 188,712
   Shareholders' equity                               $ 112,007        $ 118,104        $ 129,268        $ 136,022        $ 118,948

OTHER DATA
   Number of stores at year end                              77               76               75               66               52
   Average sales per store                            $  12,219        $  11,811        $  13,024        $  14,962        $  14,912
   Sales per selling square foot                      $   1,065        $   1,057        $   1,213        $   1,481        $   1,519
   Sales per gross square foot                        $     665        $     660        $     756        $     921        $     925
   Comparable stores sales                                   3%              (8%)             (8%)              7%              19%
   Inventory turns*                                         5.5              5.5              5.9              6.4              6.4

*Based on average of beginning and ending inventories for each fiscal year.

                          CONSOLIDATED BALANCE SHEETS


                                                                          September 30,
(Dollars in thousands)                                          1998              1997
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                 $  3,051          $ 18,951
   Accounts receivable, less allowance for doubtful
     accounts of $1,149 and $1,196, respectively               26,653            21,711
   Income taxes receivable                                         --             6,176
   Merchandise inventories                                    135,072           117,768
   Prepaid expenses                                             6,445             6,716
                                                             --------------------------
   Total current assets                                       171,221           171,322
PROPERTY AND EQUIPMENT:
   Leasehold improvements                                      63,818            63,085
   Furniture, fixtures, and equipment                          59,284            49,264
   Construction in progress                                    12,684             7,772
                                                             --------------------------
   Total property and equipment                               135,786           120,121
   Less accumulated depreciation and amortization              63,570            57,968
                                                             --------------------------
   Property and equipment - net                                72,216            62,153
                                                             --------------------------
   Other assets                                                 7,421             2,587
                                                             --------------------------
   Total Assets                                              $250,858          $236,062
                                                             ==========================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable                                          $ 96,517          $ 75,517
   Accrued expenses and other liabilities:
     Payroll                                                   10,630            13,434
     Sales taxes                                                5,940             5,226
     Other                                                     25,764            23,781
                                                             --------------------------
   Total current liabilities                                  138,851           117,958
SHAREHOLDERS' EQUITY:
   Preferred stock, $.001 par value -
     Authorized, 2,000,000 shares - None issued
   Common stock, $.001 par value:
     Authorized, 40,000,000 shares
     Issued and outstanding 14,250,218 and
     13,810,310 shares, respectively                               14                14
   Additional paid-in capital                                  65,152            62,316
   Retained earnings                                           46,841            55,774
                                                             --------------------------
   Total shareholders' equity                                 112,007           118,104
                                                             --------------------------
   Total Liabilities and Shareholders' Equity                $250,858          $236,062
                                                             ==========================

See notes to these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                              Years ended September 30,
(Dollars and shares in thousands,                        1998                1997                1996
except per share data)
   Net sales                                          $ 928,490           $ 890,524           $ 925,714
   Cost of sales                                        700,158             667,409             711,463
                                                      -------------------------------------------------
   Gross profit                                         228,332             223,115             214,251
   Selling, general and administrative expenses         241,155             241,776             220,032
   Early retirement of assets                                --                  --               3,741
                                                      -------------------------------------------------
   Loss from operations                                 (12,823)            (18,661)             (9,522)
   Interest income                                           --                 172                 211
   Interest expense                                      (1,277)               (930)               (679)
                                                      -------------------------------------------------
   Loss before income taxes                             (14,100)            (19,419)             (9,990)
   Income tax benefit                                    (5,167)             (7,237)             (3,771)
                                                      -------------------------------------------------

   Net Loss                                           $  (8,933)          $ (12,182)          $  (6,219)
                                                      =================================================
   Net loss per basic and diluted share               $   (0.64)          $   (0.89)          $   (0.46)
                                                      =================================================
   Basic and diluted weighted average shares             14,012              13,626              13,576
                                                      =================================================

See notes to these consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                Additional
                                                            Common Stock         Paid-In       Retained
(Dollars in thousands)                                  Shares        Amount     Capital       Earnings         Total
Balance at September 30, 1995                         13,581,416       $14      $ 61,833       $ 74,175       $ 136,022
Issuance of common stock under
  Employee Stock Purchase Plan                           317,316                   2,397                          2,397
Exercise of stock options including related tax
 benefits                                                 14,630                      84                             84
Repurchase and retirement of common stock               (358,500)                 (3,016)                        (3,016)
Net loss                                                                                         (6,219)         (6,219)
                                                      -----------------------------------------------------------------

Balance at September 30, 1996                         13,554,862        14        61,298         67,956         129,268
Issuance of common stock under
  Employee Stock Purchase Plan                           372,348                   1,938                          1,938
Exercise of stock options including related tax
 benefits                                                 18,600                      88                             88
Repurchase and retirement of common stock               (135,500)                 (1,008)                        (1,008)
Net loss                                                                                        (12,182)        (12,182)
                                                      -----------------------------------------------------------------

Balance at September 30, 1997                         13,810,310        14        62,316         55,774         118,104
Issuance of common stock under
  Employee Stock Purchase Plan                           299,926                   1,740                          1,740
  Profit Sharing Plan                                    196,300                   1,447                          1,447
Exercise of stock options including related tax
 benefits                                                110,622                     849                            849
Issuance of restricted stock                              29,360                     181                            181
Repurchase and retirement of common stock               (196,300)                 (1,381)                        (1,381)
Net loss                                                                                         (8,933)         (8,933)
                                                      -----------------------------------------------------------------
Balance at September 30, 1998                         14,250,218       $14      $ 65,152       $ 46,841       $ 112,007
                                                      =================================================================

See notes to these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                Years ended September 30,
(Dollars in thousands)                                               1998          1997            1996
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                       $ (8,933)      $(12,182)      $ (6,219)
   Adjustments to reconcile net loss to net cash provided
    by (used in) operating
     activities:
        Depreciation and amortization                               10,945          9,667          9,456
        Early retirement of assets                                      --             --          3,741
        Allowance for doubtful accounts                                (47)           275            352
        Shareholders' equity tax benefits from stock options           212             18             29
        Change in:
          Accounts receivable                                       (4,895)          (385)          (744)
          Income taxes receivable                                    6,176          2,196         (8,372)
          Merchandise inventories                                  (17,304)         6,034         (7,996)
          Prepaid expenses and other assets                         (4,563)          (703)         4,407
          Accounts payable                                          21,000          1,986         20,027
          Accrued expenses and other liabilities                      (107)          (775)         1,901
                                                                  --------------------------------------
   Net cash provided by operating activities                         2,484          6,131         16,582

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of fixed assets                                      (21,008)       (10,145)       (12,487)
                                                                  --------------------------------------
   Net cash used in investing activities                           (21,008)       (10,145)       (12,487)
                                                                  --------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Issuance of common stock                                        4,005          2,008          2,452
     Repurchase and retirement of common stock                      (1,381)        (1,008)        (3,016)
                                                                  --------------------------------------
   Net cash provided by (used in) financing activities               2,624          1,000           (564)
   Net increase (decrease) in cash                                 (15,900)        (3,014)         3,531
   Cash at beginning of period                                      18,951         21,965         18,434
                                                                  --------------------------------------
   Cash at End of Period                                          $  3,051       $ 18,951       $ 21,965
                                                                  ======================================

See notes to these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS: The Good Guys, Inc., through its wholly owned subsidiary (together, the Company), is a retailer of consumer electronic products in California, Nevada, Oregon, and Washington.

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

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Depreciation and amortization are computed using the straight line method based on an estimated useful life of three to five years for furniture, fixtures, and equipment, and the lesser of the estimated useful lives of assets or the remaining lease terms for leasehold improvements. Whenever events or changes in circumstances have indicated that the carrying amount of its assets might not be recoverable, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company, using its best estimates based on reasonable and supportable assumptions and projections, has reviewed for impairment of carrying value of long-lived assets.

ADVERTISING: Advertising costs are charged to expense when incurred. Advertising costs for fiscal years ended 1998, 1997, and 1996 were $54,145,000, $60,576,000, and $60,665,000, respectively.

STORE PRE-OPENING COSTS: Store pre-opening costs are expensed as incurred.

EMPLOYEE STOCK PLANS: The Company accounts for its stock-based awards using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. No compensation expense has been recognized in the financial statements for employee stock arrangements.

INSURANCE RISK RETENTION: The Company retains certain risks for workers' compensation, general liability, and employee medical programs and accrues estimated liabilities on an undiscounted basis for known claims and claims incurred but not reported.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximate their estimated fair values.


NET LOSS PER COMMON SHARE: Net loss per share was computed based on the weighted average number of shares of common stock outstanding during the year. SFAS No. 128, "Earnings Per Share," requires dual presentation of net loss per share on a basic and diluted basis. However, since the Company has reported net losses for each of the three fiscal years in the period ended September 30, 1998, the dilutive effect of stock options was not required to be reported since such options, if exercised, would be anti-dilutive.

RECLASSIFICATIONS: Certain reclassifications have been made to the prior year financial statements to conform with the fiscal 1998 financial statement presentation.

NEW ACCOUNTING PRONOUNCEMENTS: SFAS No. 130, "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. In addition, this statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from the retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for fiscal years beginning after December 15, 1997. Management believes this will have no impact on the Company's financial position or results of operations.

   SFAS No. 131,"Disclosures about Segment Reporting of an Enterprise and Related Information" establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. This statement is effective for fiscal years beginning after December 15, 1997. Management believes this will have no impact on the Companies financial position or results of operations.

Note 2: BORROWING ARRANGEMENTS

The Company currently maintains a revolving credit agreement, which fluctuates with seasonal working capital requirements and allows borrowings of up to $75,000,000. The agreement requires maintenance of certain financial loan covenants, including minimum tangible net worth, restrictions on capital expenditures and prohibits payment of cash dividends. The line of credit is secured by the Company's assets. The company was in compliance with these covenants for the year ended September 30, 1998. The credit line also includes a standby letter of credit facility. There were no borrowings under the line of credit and $1,000,000 of the commitment was reserved under the letter of credit facility at September 30, 1998.

   Interest paid on the facility was $1,744,000, $864,000, and $652,000, for the fiscal years ended September 30, 1998, 1997, and 1996, respectively.

   The Company also purchases products from some vendors through finance companies under agreements which generally require payment in 30 days and provide for purchase discounts.

Note 3: INCOME TAXES

Income tax benefit consists of the following:

                                                       Years ended September 30,
(Dollars in thousands)                 1998             1997              1996
CURRENTLY PAYABLE (RECEIVABLE):
Federal                             $  (972)          $(6,461)          $(6,701)
State                                   373                (2)               --
                                    -------------------------------------------
   Total currently payable             (599)           (6,463)           (6,701)
Deferred tax                         (4,568)             (774)            2,930
                                    -------------------------------------------
Total                               $(5,167)          $(7,237)          $(3,771)
                                    ===========================================

   For the years ended September 30, 1998, 1997, and 1996, the Company paid federal income taxes totaling $0, $0, and $2,615,000, respectively.

   The fiscal year 1998 and 1997 tax provisions reflect the benefit of federal operating loss carrybacks of $6,859,000 and $17,952,000, respectively. The 1997 net operating loss carryback was recouped through carryback to prior fiscal years.

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

   The provisions for income taxes as reported are different from the tax provisions computed by applying the statutory federal income tax rate. The differences are reconciled as follows:

                                                 Years ended September 30,
                                      1998            1997           1996
Federal income tax
   at the statutory rate             (35.0%)         (35.0%)         (35.0%)
State franchise tax,
   Less federal tax effect            (1.5)           (2.5)           (3.7)
Other - net                           (0.1)            0.3             1.0
                                     -------------------------------------
Total                                (36.6%)         (37.2%)         (37.7%)
                                     =====================================

   Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets as of September 30, 1998 and 1997 were as follows:

                                                  September 30,
(Dollars in thousands)                 1998              1997
CURRENT
   Vacation accruals                 $ 1,025           $   979
   Prepaid expenses                   (1,048)           (1,362)
   Reserves                            1,182             2,050
   Inventory capitalization           (1,456)           (1,742)
   Other                                 236                 0
                                     -------------------------
Current assets - net                     (61)              (75)

NONCURRENT

   Depreciation                           74             1,573
   Net operating loss                  6,859               891
   Other - net                           558               461
                                     -------------------------
Noncurrent assets - net                7,491             2,925
                                     -------------------------
Total                                $ 7,430           $ 2,850
                                     =========================

Note 4: LEASES

The Company's stores, distribution and administration facilities, and certain equipment are leased under operating leases. The leases have remaining initial terms inclusive of renewal options, of one to forty-one years and generally provide for rent increases based on the consumer price index. Certain store leases require additional lease payments based on store sales.

   The Company subleases a portion of one of its stores to a company whose Chairman is also a member of the Company's Board of Directors. The lease expires on July 31, 2003 and provides for additional rent increases based on the consumer price index. Under the terms of the sublease agreement, the income received for each of the years ended September 30, 1998, 1997, and 1996 was $318,938.

   The future minimum annual payments for leases having noncancelable terms in excess of one year, net of sublease income, at September 30, 1998, are as follows:

                                     Real
(Dollars in thousands)             Property   Equipment
1999                               $34,837      $10,924
2000                                31,712        9,021
2001                                31,472        6,487
2002                                29,889        3,081
2003                                29,064          552
Later years through 2018           160,594            0
                                  ---------------------
Total                             $317,568      $30,065
                                  =====================

   Rental expense for the years ended September 30, 1998, 1997, and 1996 was $47,099,000, $45,001,000, and $40,932,000, respectively.

Note 5: PENSION PLANS

The Company has a deferred Pay Plan to which its employees may contribute a portion of their annual salaries and a Profit Sharing Plan that covers substantially all of the Company's employees. Contributions to the Profit Sharing Plan were at the discretion of the Company's Board of Directors through the year ended September 30, 1997, and the contributions for the years ended September 30, 1997 and September 30, 1996 were $2,187,000, and $1,781,000, respectively. The Profit Sharing Plan became non-discretionary for years beginning after September 30, 1997. Effective January 1, 1998, the Company matches, through contributions to the Profit Sharing Plan, an employee's contributions to the Deferred Pay Plan that are invested in the Company's common stock. The Company matches such contributions up to 6% of the employee's annual salary.

Note 6: EMPLOYEE STOCK PLANS

The Company's 1985 Stock Option Plan and 1994 Stock Incentive Plan authorize the issuance of incentive stock options and non-qualified stock options covering up to 3,515,000 shares of common stock. Although the 1985 Plan expired in 1995 and no further options may be granted under it, options granted prior to its expiration remain outstanding. Options granted under both Plans are exercisable at prices equal to the fair market value of the stock on the date of grant. Options vest ratably over four years and no option may be granted for a term exceeding ten years.

   The following is a summary of stock option activity under the Plans for the years ended September 30, 1998, 1997, and 1996.

                                                                                 Weighted
                                                                                  Average
                                                              Number             Exercise
                                                            Of Shares               Price
Balance at September 30, 1995                               1,209,980           $   12.42
   Granted (weighted average fair value of $3.93)             383,000               10.19
   Exercised                                                  (14,630)               3.74
   Canceled                                                  (225,900)              12.75
                                                            -----------------------------
Balance at September 30, 1996                               1,352,450               11.82
   Granted (weighted average fair value of $2.55)             758,600                7.54
   Exercised                                                  (18,600)               4.54
   Canceled                                                  (678,002)              11.98
                                                            -----------------------------
Balance at September 30, 1997                               1,414,448                9.55
   Granted (weighted average fair value of $2.58)             314,750                7.51
   Exercised                                                 (110,622)               7.52
   Canceled                                                  (160,374)               9.17
                                                            -----------------------------

Balance at September 30, 1998                               1,458,202           $    9.30
                                                            =============================

   At September 30, 1998, incentive stock options for 835,987 shares were exercisable at a weighted average price of $10.27 per share and 941,951 shares were available for additional option grants. During fiscal 1997, options to purchase 459,550 shares of common stock were repriced from a weighted average exercise price of $12.58 to a weighted average exercise price of $7.50, which was equal to fair market value at the date of repricing. Options issued to the Company's Directors and Officers were not included in the repricing.

   At September 30, 1998, the Company also had non-qualified Stock options for 40,000 shares outstanding that were exercisable at a weighted average price of $7.31 per share.

   The following table summarizes information about stock options at September 30, 1998.

                 Options Outstanding                 Options Exercisable
                                                              Number
                    Number      Weighted      Weighted   Exercisable     Weighted
               Outstanding       Average       Average            At      Average
Range of          Sep. 30,   Contractual      Exercise      Sep. 30,     Exercise
Exercise prices       1998  Life (Years)         Price          1998        Price
$5.88 - 7.49       468,000        6.2        $  6.69       195,750      $    6.68
 7.50              388,977        6.6           7.50       225,462           7.50
 7.51 - 12.00      442,425        5.5          10.12       300,725          10.38
12.01 - 26.25      198,800        5.3          16.74       154,050          17.92
               ------------------------------------------------------------------
$5.88 - 26.25    1,498,202        6.0        $  9.25       875,987      $   10.14

   The Company established an employee stock purchase plan (Plan) in February 1986, which permits eligible employees to purchase the Company's common stock under terms specified by this Plan. Common stock issued under the Plan during fiscal 1998 totaled 299,926 shares at a weighted average price of $5.80. The weighted average fair value of the fiscal 1998 awards was $2.34 per share. At September 30, 1998, 765,356 shares were reserved for future issuances under the Plan.

   Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), requires the disclosure of pro forma net earnings and earnings per share as if the Company had adopted the fair value method as of the beginning of fiscal 1996. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

   The Company's calculations are based on a single-option valuation approach and forfeitures are recognized as they occur. The impact of outstanding unvested stock options granted prior to 1996 has been excluded from the pro forma calculation;

accordingly, the 1998, 1997, and 1996 pro forma adjustments are not indicative of future period pro forma adjustments. The Company's calculations were made using the Black-Scholes option pricing model, with the following weighted average assumptions: expected option life, 6 years; stock volatility, 50% in fiscal 1998 and 1997, and 60% in fiscal 1996; risk-free interest rates, 5.75% in fiscal 1998, 6.12% in fiscal 1997, and 6.72% in fiscal 1996;, and no dividends during the expected term. Had compensation cost been recognized in accordance with SFAS No. 123 the pro forma net loss would have been $9,926,000 or $0.71 per share in fiscal 1998, $13,805,000 or $1.01 per share in fiscal 1997, and $7,343,000 or $0.54 per share for fiscal 1996.

Note 7: REPURCHASE, AND RETIREMENT OF STOCK

In January 1996, the Company's Board of Directors authorized the purchase of up to 500,000 shares of the Company's common stock on the open-market or in private transactions. For the years ended September 30, 1997, and 1996, the Company had repurchased 135,500 shares for $1,008,000 and 358,500 shares for $3,016,000, respectively. In September 1997, the Company's Board of Directors authorized the purchase of an additional 500,000 shares of common stock. For the year ended September 30, 1998, the Company repurchased 196,300 shares for $1,381,000.

Note 8: LEGAL PROCEEDINGS

The Company is involved in various legal proceedings arising during the normal course of conducting its business. Management believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material impact on the financial position or results of operations of the Company.

Note 9: QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for the years ended September 30, 1998 and 1997 are summarized in the following table:

(Dollars in thousands,      December 31,      March 31,        June 30,   September 30,
except per share amounts)           1997           1998            1998            1998
Net sales                       $290,303      $ 209,062       $ 209,057       $ 220,068
Gross profit                      71,621         52,332          53,265          51,114
Net income (loss)                  2,403         (1,994)         (2,591)         (6,751)
Net income (loss) per
   basic and diluted share      $   0.18      $   (0.14)      $   (0.18)      $   (0.47)

(Dollars in thousands,      December 31,      March 31,      June 30,     September 30,
except per share amounts)           1996           1997          1997              1997

Net sales                       $286,565      $ 205,091       $ 194,834       $ 204,034
Gross profit                      71,695         51,954          49,740          49,726
Net income (loss)                  1,966         (3,282)         (4,146)         (6,720)
Net income (loss) per
   basic and diluted share      $   0.15      $   (0.24)      $   (0.30)      $  (0 .49)

                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareholders
The Good Guys, Inc.
Brisbane, California


   We have audited the accompanying consolidated balance sheets of The Good Guys, Inc. as of September 30, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of The Good Guys, Inc. at September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

San Francisco, California
November 6, 1998

                              CORPORATE INFORMATION


OFFICERS

Robert A. Gunst
President and Chief Executive Officer

Dennis C. Carroll
Senior Vice President, Finance and Administration,
Chief Financial Officer and Secretary

Jayne Spiegelman
Senior Vice President, Merchandising and Marketing

Brad S. Bramy
Vice President, Advertising

John G. Duken
Vice President, Operations

Kevin M. McNeill
Vice President, Sales

Cathy A. Stauffer
Vice President, Quality

Gregory L. Steele
Vice President, Real Estate and Development

Gera M. Vaz
Vice President, Human Resources

DIRECTORS

Stanley R. Baker
Director

Robert A. Gunst
Director and President and
Chief Executive Officer of the Company

W. Howard Lester
Director and Chairman and
Chief Executive Officer of Williams-Sonoma, Inc.

John E. Martin
Director and Chairman of Easyriders, Inc. and
Chairman of Diedrich Coffee, Inc.

Horst H. Schulze
Director and President and
Chief Operating Officer of The Ritz-Carlton Company L.L.C.

Russell M. Solomon
Director and Founder and
Chairman of MTS, Inc. (Tower Records)

ANNUAL MEETING

February 10, 1999, 10:30 AM
The Good Guys!
Auditorium
7000 Marina Blvd.
Brisbane, CA 94005

INDEPENDENT AUDITORS

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105

TRANSFER AGENT

ChaseMellon Shareholder Services, L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 356-2017
Home page on the Internet:
http://www.chasemellon.com

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

The Good Guys home page on the Internet: http://www.thegoodguys.com

Or write to: The Good Guys! Attn: Investor Relations 7000 Marina Blvd. Brisbane, CA 94005-1840

COMMON STOCK

The Good Guys, Inc. common stock is traded on the Nasdaq National Market under the symbol GGUY. The following table sets forth the quarterly high and low sales prices for the Company's common stock as quoted for fiscal 1997 and 1998.

Fiscal Quarter Ended            High            Low
December 31, 1996               8 5/8          6 1/8
March 31, 1997                  7 1/2          6 1/8
June 30, 1997                   7 1/8          5 1/2
September 30, 1997                  9              5
December 31, 1997               8 1/2         6 5/16
March 31, 1998                10 9/16         6 5/16
June 30, 1998                  15 3/4         10 1/4
September 30, 1998             13 5/8          5 3/4

As of November 23, 1998, there were 2,090 shareholders of record, excluding shareholders whose stock is held in nominee or street name by brokers.