Form 10-K, Exhibit 13
period 1999-09-30
GOOD GUYS INC
filed 1999-12-23
CIK 785931

                                                                    EXHIBIT 13.1
Management's Discussion and Analysis of Financial Condition and Results of Operations

Statements made below and elsewhere in the Annual Report that are not historical facts, including any statements about expectations for fiscal year 2000 and beyond, involve certain risks and uncertainties. Factors that could cause the estimates and expectations to differ materially from management's projections, estimates and expectations include, but are not limited to, the Company's ability to successfully implement its restructuring program, increases in promotional activities of the Company's competitors, changes in consumer buying attitudes, the presence or absence of new products or product features in the Company's merchandise categories, changes in vendor support for advertising and promotional programs, changes in the Company's merchandise sales mix, general economic conditions, risks associated with Year 2000 issues, and other factors referred to in the Company's fiscal 1999 Annual Report on Form 10-K under "Information Regarding Forward-Looking Statements" and in the Company's Consolidated Financial Statements and Notes thereto. The Consolidated Financial Statements and Notes to the Consolidated Financial Statements should be read in conjunction with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

The following table sets forth, for the years indicated, the relative percentages that certain income and expense items bear to net sales, and the number of stores open at the end of each period:


Years ended September 30,

                                                                 1999        1998        1997
Gross profit                                                     24.3%       24.6%       25.1%
Selling, general and administrative expenses                     28.1%       26.0%       27.2%
Loss before income taxes                                         (4.3%)      (1.5%)      (2.2%)
Net loss                                                         (4.3%)      (1.0%)      (1.4%)
Number of stores open at the end of period                         79          77          76

Sales and Gross Profit

The following table sets forth sales by product category:

Years ended September 30,

                                                                 1999        1998        1997
Video                                                              43%         41%         38%
Audio and Cellular Phones                                          30%         30%         30%
Home Office                                                        14%         17%         19%

Other
Accessories, Repair Service, and
Premier Performance Guarantee                                      13%         12%         13%
Total Company                                                     100%        100%        100%

In fiscal 1999 sales decreased to $915.5 million from $928.5 million and $890.5 million in fiscal 1998 and 1997, respectively. The 1% decrease in fiscal 1999 resulted from a comparable store sales decrease of 4%, offset in part by the opening of two new stores in fiscal 1999. The decrease was primarily attributable to the reduction in computer sales in the fourth quarter as the Company eliminated the computer product line along with decreased sales in the video category, primarily VCR's. These sales decreases were offset in part by increases in sales of digital versatile disc (DVD) players, stereo components, and televisions.

Sales increased in fiscal 1998 to $928.5 million from $890.5 million in fiscal 1997. The 4% increase in fiscal 1998 resulted from a comparable store sales increase of 3% and the opening of one new store in fiscal 1998. The increase was partially offset by the temporary closing of certain stores remodeled to the Audio/Video Exposition format during the year. The introduction of new technologies, such as DVD, Dolby Digital audio components, and new technologies in television, fueled sales gains in the video, audio and cellular phone categories.

The gross profit margin decreased to 24.3% of net sales in fiscal 1999 compared with 24.6% in fiscal 1998 and 25.1% in fiscal 1997. The decrease in gross profit percentage for fiscal 1999 was primarily due to a reduction in sales year over year of Premier Performance Guarantee contracts, higher credit card expenses and higher inventory shrinkage.

The decrease in gross profit percentage for fiscal 1998 was primarily due to a reduction of Premier Performance Guarantee contracts in the sales mix. As a percentage of net sales, Premier Performance Guarantee contracts were 4.7%, 5.0% and 5.7% for fiscal 1999, 1998, and 1997, respectively. Profit margins on Premier Performance Guarantee contracts are generally higher than margins on other products the Company sells.

Comparable store sales in the future may be affected by competition, the opening of additional Good Guys stores in existing markets, the absence or introduction of significant new products in the consumer electronics industry, and general economic conditions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of sales were 28.1% in fiscal 1999 compared to 26.0% in fiscal 1998 and 27.2% in fiscal 1997. The increase as a percentage of sales in fiscal 1999 was partially the result of a decrease in sales, an increase in store operating and preopening expenses relating to two new stores and the remodeling/relocation of six stores during the year, and one time expenses of $9.3 million incurred during the fourth quarter in order to streamline the Company's cost structure. The fourth quarter charges consisted primarily of severance payments, discontinued product lines charges, one time bank charges and accounts receivable write-offs. The decrease as a percentage of sales in fiscal 1998 compared to fiscal 1997 was the result of an increase in same store sales and a decrease in net advertising expense for 1998.

Interest Expense

Net interest expense for fiscal years 1999, 1998, and 1997 was $4,737,000, $1,277,000 and $758,000, respectively. Interest expense increased in 1999 as a result of the average loan balance outstanding increasing from $20,822,000 in 1998 to $44,814,000 in 1999 and the increase of other one-time bank charges of approximately $1 million. The interest rates for 1999, 1998, and 1997 were 8.0%, 8.4%, and 6.8%, respectively. The Company entered into a new borrowing agreement in September 1999 which increased its borrowing capacity up to $100 million and lowered the interest rate.

Net Loss

The losses before income taxes as a percentage of sales for fiscal 1999, 1998, and 1997 were 4.3%, 1.5% and 2.2%, respectively. The effective income tax rates for fiscal years 1999, 1998, and 1997 were 0%, 36.6% and 37.2%, respectively. The zero tax rate in fiscal 1999 is due to the Company providing a valuation allowance on its deferred income tax benefit generated from 1999 losses. The net losses as a percentage of sales for fiscal years 1999, 1998, and 1997 were 4.3%, 1.0%, and 1.4%, respectively.

Liquidity and Capital Resources

The Company's sales are primarily cash and credit card transactions, providing a source of liquidity. The Company also uses private label credit card programs administered and financed by financial services companies, which allow the Company to expand store sales without the burden of additional receivables. Working capital requirements are further reduced by vendor credit terms. The Company also uses lease financing to fund a portion of its capital requirements.

As of the end of fiscal 1999, the Company had working capital of $64.8 million, compared to $32.4 million in fiscal 1998 and $53.4 million in fiscal 1997. In fiscal 1999, net cash used in operating activities was $58.3 million compared to net cash provided of $2.5 million in 1998 and $6.1 million in fiscal 1997. The decrease in net cash provided by operating activities was primarily attributable to the increase in the net loss for fiscal 1999 offset by depreciation, an decrease in accounts payable partially offset by a decrease in inventories. The net cash decrease in fiscal 1998 provided by operating activities was primarily attributable to the increase in merchandise inventories and accounts receivable offset by a decrease in the net loss for fiscal 1998, an increase in accounts payable, and an increase in depreciation expense.

During fiscal 1999, the Company opened one new Audio/Video Exposition store, one new Audio/Video Exposition WOW! store and remodeled or relocated six existing stores to its Audio/Video Exposition format. In fiscal 1998, the Company opened one new Audio/Video Exposition store and remodeled and relocated four existing stores to the Audio/Video Exposition format. Cash utilized for capital expenditures were $21.1, $21.0, and $10.1 million for fiscal years 1999, 1998, and 1997, respectively. The Company does not plan to open/remodel any new stores in fiscal 2000.

Cash flow from financing activities in fiscal 1999 generated $78.9 million in cash as the Company raised $22.4 million through private placements, employee and non-employee stock issuances. The Company also increased the long-term debt balance to $56.5 million. Cash flows from financing activities in fiscal 1998 provided $2.6 million from the receipt of $4.0 million in cash from the issuance of stock under the Company's Employee Stock Purchase Plan and Profit Sharing Plan, and the exercise of stock options. Also, the Company repurchased $1.4 million of common stock in fiscal 1998. The Company expects to be able to fund its working capital requirements with a combination of cash flows from operations, existing financial agreements, normal trade credit, and other financing arrangements.

Effective September 30, 1999, the Company entered into a new three-year revolving credit agreement. This replaced a previous agreement and allows borrowings of up to $100,000,000 based upon a formula related to the Company's inventory balances, and is secured by the Company's assets. At September 30, 1999, there was $56.5 million outstanding on the line. At both September 30, 1998 and 1997, there were no borrowings outstanding under the line.

Maximum borrowings outstanding under credit facilities during fiscal 1999 were $64.3 million compared to $55 million in fiscal 1998 and $35 million in fiscal 1997. The weighted average borrowings outstanding under credit facilities during fiscal years 1999, 1998, and 1997 were $44,814,000 , $20,822,000 and
$11,098,000, respectively. The weighted average interest rates for such borrowings were 8.0% during fiscal 1999, 8.4% during fiscal 1998, and 6.8% during fiscal 1997.

The Company continues to implement its strategy for returning to profitability that was first outlined on July 26, 1999. In the fourth quarter of 1999, the Company eliminated the home office and computer categories from the Company's product mix. This will improve the Company's gross profit margins and selling focus going forward into fiscal year 2000. To increase foot traffic and brand awareness, the Company plans to increase the marketing and advertising budget in fiscal 2000 by 20% over fiscal 1999 levels. The Company also plans to expand product lines and showcase new technology, such as Internet-related products and services. Additionally, the Company has outlined plans to significantly reduce selling, general and administrative expenses and is committed to minimizing capital expenditures by placing a moratorium on opening new stores, and remodeling or relocating existing stores. However, the return to profitability is contingent on many factors, including, but not limited to, the successful implementation of the new business strategy, consumer acceptance of new technologies, consumer demand for existing technologies, continued vendor support, and economic conditions in the regions where the Company's stores are located.

Year 2000 Matters

Background As used by Good Guys, "Year 2000 compliance" means that the Operating Systems (OS), Data Base Systems, Application or Business Systems have been reviewed to confirm that they store, process (including sorting and performing mathematical operations), input, and output data containing date information correctly, regardless of whether the data contains dates before, on or after January 1, 2000.

Readiness The Company began addressing the Year 2000 compliance issues in 1991, and since then, has been actively pursuing the goal of Year 2000 compliance. The Company has made Year 2000 compliance a top priority and has committed to it significant internal and external resources, including automated tools and third-party resources.

In 1995, a Year 2000 Task Force was formed to (1) identify Year 2000 compliance issues within the Company's hardware, software, and business systems; and (2) develop and implement Year 2000 compliance. An audit was conducted to identify those computer systems, programs, and processes that are affected by the Year 2000 and other date-recognition issues. This audit was started in 1995 and the Company continues to probe for additional date-sensitive issues that, although subtle, could affect its business processes.

The Year 2000 Task Force analyzed the audit results and, with the participation and approval of senior management, developed a Year 2000 remediation plan with target dates. The remediation efforts on all of the mission-critical internal systems were completed in July 1999. The Company engaged in thorough testing to ensure the Year 2000 fixes were effective. The Company completed the test phase of all mission-critical systems as of September 30, 1999.

In addition, the Company is seeking, and will continue to seek, assurances from vendors and other third party suppliers with whom it does business that they are on target for completing their own Year 2000 remediation programs.

Risks The Company presently believes that with modifications to existing software, as well as conversions to new hardware and software, the Year 2000 issue is not reasonably likely to pose significant operational problems. However, if unforeseen difficulties arise, or if the Company's vendors' or suppliers' systems are not modified to become Year 2000 compliant, the Year 2000 issue may have a material impact on the results of operations and financial condition of the Company.

Currently, the Company is unable to assess the likelihood that it will experience significant operational problems due to unresolved Year 2000 issues of third parties who do business with the Company. There can be no assurance that other entities will achieve timely Year 2000 compliance. If they do not, Year 2000 problems could have a material impact on the Company's operations. Similarly, there can be no assurance that the Company can timely mitigate its risk related to a supplier's failure to resolve its Year 2000 issues. If such mitigation is not achievable, Year 2000 problems could have a material impact on the Company's operations.

Year 2000 Costs: As of September 30, 1999, the project cost approximately $2,900,000 and is substantially complete.

Contingency Planning: The Company has completed the review of its existing business-interruption contingency plans to address internal and external issues specific to the Year 2000 issue for the mission critical processes to the extent practicable. These plans, which are intended to enable the Company to continue to operate to the extent that it can do so safely, include performing certain processes manually, repairing or obtaining replacement systems, changing suppliers, and reducing or suspending operations. The Company has completed documenting its Year 2000 contingency plans in the mission critical processes. While the Company believes it is prepared, due to the widespread nature of potential Year 2000 issues, the contingency planning process is an ongoing one, which may require further modifications as the Company continues to obtain information regarding the status of third-party Year 2000 readiness.

Quantitative and Qualitative Disclosures About Market Risk: Management believes that the market risk associated with the Company's ownership of market-risk sensitive financial instruments (including interest rate risk and equity price risk) as of September 30, 1999 is not material.

Selected Financial Data


Years ended September 30,
(Dollars and shares in thousands,
except per share and sales per square foot)


                                        1999             1998             1997             1996             1995
Summary of Earnings
Net sales                            $ 915,508        $ 928,490        $ 890,524        $ 925,714        $ 889,206
Cost of sales                          692,636          700,158          667,409          711,463          674,179
Gross profit                           222,872          228,332          223,115          214,251          215,027
Selling, general and
administrative
expenses                               257,448          241,155          241,776          220,032          191,066
Early retirement of assets                   -                -                -            3,741                -
Income (loss) from
operations                             (34,576)         (12,823)         (18,661)          (9,522)          23,961
Interest income                             91              119              172              211              220
Interest expense                        (4,828)          (1,396)            (930)            (679)            (619)
Income (loss) before
income taxes                           (39,313)         (14,100)         (19,419)          (9,990)          23,562
Income tax expense
(benefit)                                    -           (5,167)          (7,237)          (3,771)           9,396
Net income (loss)                    $ (39,313)       $  (8,933)       $ (12,182)       $  (6,219)       $  14,166
Net income (loss) per
Basic and diluted share              $   (2.54)       $   (0.64)       $   (0.89)       $   (0.46)       $    1.06
Basic and diluted weighted
average shares                          15,484           14,012           13,626           13,576           13,427

Financial Position
Working Capital                      $  64,784        $  32,370        $  53,364        $  65,606        $  74,042
Total assets                         $ 226,090        $ 250,858        $ 236,062        $ 246,015        $ 227,729
Shareholders' Equity                 $  95,880        $ 112,007        $ 118,104        $ 129,268        $ 136,022

Other Data
Number of stores at year-end                79               77               76               75               66
Average sales per store              $  11,637        $  12,219        $  11,811        $  13,024        $  14,962
Sales per selling square foot        $     931        $   1,065        $   1,057        $   1,213        $   1,481
Sales per gross foot                 $     577        $     665        $     660        $     756        $     921
Comparable stores sales                     (4%)              3%              (8%)             (8%)              7%
Inventory turns*                           5.4              5.5              5.5              5.9              6.4


*Based on average of beginning and ending inventories for each fiscal year.

Consolidated Balance Sheets



September 30,
(Dollars in thousands, except share and per share data)              1999              1998
Assets

Current Assets:
Cash and cash equivalents                                          $  2,556          $  3,051
Accounts receivable, less allowance for doubtful accounts            19,021            26,653
        of $1,463 and $1,149, respectively
Merchandise inventories                                             110,276           135,072
Prepaid expenses                                                      6,637             6,445
Total current assets                                                138,490           171,221

Property and Equipment:
Land                                                                  2,306                 -
Leasehold improvements                                               73,298            63,818
Furniture, fixtures, and equipment                                   72,686            59,284
Construction in progress                                              3,785            12,684
Total property and equipment                                        152,075           135,786
Less accumulated depreciation and amortization                       72,121            63,570
Property and equipment - net                                         79,954            72,216
Other assets                                                          7,646             7,421
Total Assets                                                       $226,090          $250,858

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable                                                   $ 36,571          $ 96,517
Accrued expenses and other liabilities:
        Payroll                                                       9,615            10,630
        Sales taxes                                                   4,936             5,940
        Other                                                        22,584            25,764
Total current liabilities                                            73,706           138,851
Revolving credit debt                                                56,504                 -

Shareholders' Equity:
Preferred stock, $.001 par value -
        Authorized, 2,000,000 shares - None issued
Common stock, $.001 par value:
        Authorized, 40,000,000 shares
        Issued and outstanding 19,636,022 and
        14,250,218 shares respectively                                   20                14
Additional paid - in capital                                         88,332            65,152
Retained earnings                                                     7,528            46,841
Total shareholders' equity                                           95,880           112,007
Total Liabilities and Shareholders' Equity                         $226,090          $250,858


See notes to these consolidated financial statements.

Consolidated Statements of Operations


Years ended September 30,
(Dollars and shares in thousands, except per share data)         1999            1998            1997
Net sales                                                     $ 915,508       $ 928,490       $ 890,524
Cost of sales                                                   692,636         700,158         667,409
Gross profit                                                    222,872         228,332         223,115
Selling, general and administrative expenses                    257,448         241,155         241,776
Loss from operations                                            (34,576)        (12,823)        (18,661)
Interest income                                                      91             119             172
Interest expense                                                 (4,828)         (1,396)           (930)
Loss before income taxes                                        (39,313)        (14,100)        (19,419)
Income tax expense (benefit)                                          -          (5,167)         (7,237)
Net loss                                                      $ (39,313)      $  (8,933)      $ (12,182)
Net loss per basic and diluted share                          $   (2.54)      $   (0.64)      $   (0.89)
Basic and diluted weighted average shares                        15,484          14,012          13,626


See notes to these consolidated financial statements.

Consolidated Statements
of Shareholders' Equity


                                                                             Additional
                                              Common Stock                     Paid-In           Retained
(Dollars in thousands)                           Shares           Amount       Capital           Earnings            Total
Balance at September 30, 1996                  13,554,862           $14        $61,298           $ 67,956          $129,268
Issuance of common stock under
        Employee Stock Purchase Plan              372,348                        1,938                                1,938
Exercise of stock options
including related tax benefits                     18,600                           88                                   88
Repurchase and retirement
of common stock                                  (135,500)                      (1,008)                              (1,008)
Net loss                                                                                          (12,182)          (12,182)

Balance at September  30, 1997                 13,810,310            14         62,316             55,774           118,104
Issuance of common stock under
        Employee Stock Purchase Plan              299,926                        1,740                                1,740
        Profit Sharing Plan                       196,300                        1,447                                1,447
Exercise of stock options
including related tax benefits                    110,622                          849                                  849
Issuance of restricted stock                       29,360                          181                                  181
Repurchase and retirement
of common stock                                  (196,300)                      (1,381)                              (1,381)
Net loss                                                                                          (8,933)            (8,933)

Balance at September 30, 1998                  14,250,218            14         65,152             46,841           112,007
Issuance of common stock under
        Employee Stock Purchase Plan              390,498             1          2,069                                2,070
Non-employee common stock issued
in exchange for services rendered                  80,800                          500                                  500
Exercise of stock options                          53,912                          275                                  275
Issuance of restricted stock                      160,594                          250                                  250
Proceeds from sale of common stock,
net of offering expenses                        4,700,000                            5             20,086            20,091
Net loss                                                                                          (39,313)          (39,313)

Balance at September 30, 1999                  19,636,022           $20        $88,332           $  7,528          $ 95,880

Consolidated Statements of Cash Flows


Years ended September 30,
(Dollars in thousands)                                                               1999           1998           1997
Cash Flows from Operating Activities:
Net loss                                                                           $(39,313)      $ (8,933)      $(12,182)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
        Depreciation and amortization                                                13,348         10,945          9,667
        Allowance for doubtful accounts                                                 314            (47)           275
        Issuance of common stock in
          exchange for services rendered                                                500              -              -
        Restricted stock issuance                                                       250            212             18
        Change in:
Accounts receivable                                                                   7,318         (4,895)          (385)
        Income taxes receivable                                                           -          6,176          2,196
        Merchandise inventories                                                      24,796        (17,304)         6,034
        Prepaid expenses and other assets                                              (417)        (4,563)          (703)
        Accounts payable                                                            (59,946)        21,000          1,986
        Accrued expenses and other liabilities                                       (5,199)          (107)          (775)
Net cash provided by (used in) operating activities                                 (58,349)         2,484          6,131

Cash Flows from Investing Activities:
        Purchase of fixed assets                                                    (21,086)       (21,008)
                                                                                                                  (10,145)
Net cash used in investing activities                                               (21,086)       (21,008)
                                                                                                                  (10,145)

Cash Flows from Financing Activities:
        Issuance of long-term debt                                                   56,504              -              -
        Issuance of common stock                                                     22,436          4,005          2,008
        Repurchase and retirement of common stock                                         -         (1,381)        (1,008)
Net cash provided by financing activities                                            78,940          2,624          1,000
Net increase (decrease) in cash                                                        (495)       (15,900)        (3,014)
Cash at beginning of period                                                           3,051         18,951         21,965
Cash at end of period                                                              $  2,556       $  3,051       $ 18,951


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

Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are computed using the straight line method based on an estimated useful life of three to five years for furniture, fixtures, and equipment, and the lesser of the estimated useful lives of assets or the remaining lease terms for leasehold improvements. Whenever events or changes in circumstances have indicated that the carrying amount of its assets might not be recoverable, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company, using its best estimates based on reasonable and supportable assumptions and projections, has reviewed for impairment of the carrying value of long-lived assets.

Advertising: Advertising costs are charged to expense when incurred. Advertising costs for fiscal years 1999, 1998, and 1997 were $46,012,000, $54,145,000, and
$60,576,000, respectively.

Store Pre-Opening Costs: Store pre-opening costs are expensed as incurred.

Employee Stock Option Plans The Company accounts for its stock option grants using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees", and its related interpretations. Because the Company has granted its stock options to its employees at their fair market value at the date of grant, under APB No. 25, no compensation expense is required to be recognized in the financial statements.

Insurance Risk Retention: The Company retains certain risks for workers' compensation, general liability, and employee medical programs and accrues estimated liabilities on an undiscounted basis for known claims and claims incurred but not reported.

Revenue Recognition The Company recognizes revenue at the point of sale. Merchandise returns are recorded at the time of return, as the effect of returns is not significant to the Company's operating results.

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

Income Taxes: The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under this standard, deferred income taxes reflect the tax effects, based on current tax law, of temporary differences resulting from differences between the amounts of assets and liabilities recognized for financial reporting and income tax purposes. A valuation allowance related to a deferred tax asset is recorded when it is deemed more likely than not that a deferred tax asset will not be realized.

Fair Value of Financial Instruments: The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximate their estimated fair value.

Net Loss per Common Share Net loss per share was computed based on the weighted average number of shares of common stock outstanding during the year. SFAS No. 128, "Earnings per Share", requires dual presentation of net loss per share on a basic and diluted basis. However, since the Company has reported net losses for each of the three fiscal years in the period ended September 30, 1999, the dilutive effect of 115,000, 151,000, and 6,000 stock options and warrants in the fiscal years ended September 30, 1999, 1998 and 1997, respectively, was not required to be reported since such items, if exercised, would be anti-dilutive.

Recent Accounting Pronouncements In fiscal 1999, the Company implemented Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Comprehensive income consists of net income or loss for the current period and other comprehensive income (incomes, expenses, gains and losses that currently bypass the income statement and are reported directly as a separate component of equity). The Company's comprehensive loss equals net loss for all periods presented.

SFAS No. 131, "Disclosure about Segment Reporting of an Enterprise and Related Information," established annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. The Company's operations include only activities related to the sale of consumer electronic products on a retail basis throughout the Western United States and comprise only one segment. Therefore, adoption of this statement did not impact the disclosures accompanying the Company's consolidated financial statements.

In June 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 137, "Accounting for Derivative Instruments." SFAS No. 137 extends the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. As amended by SFAS No. 137, SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and is not to be applied retroactively. The Company has not yet evaluated the impact of SFAS No. 133 on its financial statements. However, the Company does not expect such adoption to have a significant impact on its financial statements taken as a whole.

Note 2: Borrowing Arrangements

At September 30, 1999, the Company maintained a revolving credit agreement, which fluctuated with seasonal working capital requirements and allowed borrowings of up to $75,000,000. The agreement required maintenance of certain financial loan covenants, including minimum tangible net worth, restrictions on capital expenditures and prohibited payment of cash dividends. The line of credit was secured by the Company's assets. The Company was in compliance with these covenants for the year ended September 30, 1999. The credit line also included a standby letter of credit facility for $250,000.

Interest paid on the facility was $5,129,000, $1,744,000, and $864,000, for the fiscal years ended September 30, 1999, 1998, and 1997, respectively.

Effective September 30, 1999, the Company entered into a new revolving credit agreement with a new set of lenders, which expires on September 30, 2002. The new agreement allows borrowings up to $100,000,000 and is secured by the Company's assets. The agreement requires maintenance of certain loan covenants. The interest rate varies based on the type of obligation incurred by the Company but will approximate prime rate plus .25%. At September 30, 1999, the Company intends to keep its borrowings under the revolving credit agreement outstanding greater than one year. As a result, such amounts have been classified as long-term on the accompanying balance sheet.

Note 3: Income Taxes

Income tax benefit consists of the following:

Years ended September 30,
(Dollars in thousands)                                1999         1998          1997
Currently Payable (Receivable):
Federal                                            $   000      $  (972)      $(6,461)
State                                                  000          373            (2)
        Total currently payable                        000         (599)       (6,463)
Deferred Tax                                           000       (4,568)         (774)
Total                                              $   000      $(5,167)      $(7,237)

Due to its losses, the Company was not required to pay any federal income taxes for the years ended September 30, 1999, 1998, and 1997.

As of September 30, 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $58,207,000 and net operating loss carryforwards for state tax purposes of approximately $25,636,000 which expires at various dates from 2003 to 2019.

These loss carryforwards translate into a combined tax benefit of $22,952,000 that can be used to offset future taxes payable. Using its best estimates, the Company has established a valuation allowance of approximately $14,973,000 at September 30, 1999, due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards.

The provisions for income taxes as reported are different from the tax provisions computed by applying the statutory federal income tax rate. The differences are reconciled as follows:

Years ended September 30,
                                             1999           1998          1997
Federal income tax at statutory rate       (35.00%)        (35.0%)       (35.0%)
State franchise tax,
        Less federal tax effect              0.00           (1.5)         (2.5)
Other - net                                  0.25           (0.1)          0.3
Valuation allowance                         34.75            0.0           0.0
Total                                        0.00%         (36.6%)       (37.2%)


Deferred income taxes reflect the net effect of temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets as of September 30, 1999 and 1998 were as follows:

Years ended September 30,

(Dollars in thousands)                    1999           1998
Current
        Vacation accruals             $    729       $  1,025
        Prepaid expenses                (1,157)        (1,048)
        Reserves                           531          1,182
        Inventory capitalization        (1,061)        (1,456)
        Other                               30            236
        Net operating loss               1,601              0
        Current assets - net               673            (61)

Noncurrent
        Depreciation                       123             74
        Net operating loss              21,351          6,859
        Other                              256            558
        Valuation allowance            (14,973)             0
        Noncurrent assets - net          6,757          7,491
        Total                         $  7,430       $  7,430

Note 4: Leases

The Company's stores, distribution and administration facilities, and certain equipment are leased under operating leases. The leases have remaining initial terms inclusive of renewal options of one to forty-five years and generally provide for rent increases based on the consumer price index. Certain store leases require additional lease payments based on the achievement of specified store sales.

The Company subleases a portion of one of its stores to a company whose Chairman is also a member of the Company's Board of Directors. The lease expires on July 31, 2003 and provides for additional rent increases based on the consumer price index. Under the terms of the sublease agreement, the income received for each of the years ended September 30, 1999, 1998, and 1997 was $318,938.

The future minimum annual payments for leases having noncancelable terms in excess of one year, net of sublease income, at September 30, 1999, are as follows:

(Dollars in thousands)          Real Property       Equipment
2000                              $ 39,033          $ 10,570
2001                                39,005             7,720
2002                                37,380             4,424
2003                                36,586               819
2004                                35,855               189
Later years through 2018           197,942               137
Total                             $385,801          $ 23,859

Rental expense for the years ended September 30, 1999, 1998, and 1997 was $51,473,000, $47,099,000, and $45,001,000, respectively.

Note 5: Common Stock

In June 1999, the Company issued 1.45 million shares of common stock to its current Chairman and Chief Executive Officer in exchange for $4.7 million in cash. Additionally, the Company issued warrants to him for the purchase of 1.435 million shares. The warrants were issued with an exercise price of $3.396, representing 105% of the fair market value of the common stock at the date of issuance. The warrants become exercisable over a period of one to three years from the date of issuance and expire five years from the date they are first exercisable.

In August 1999, the Company issued 3.25 million shares of common stock in a private placement of its common stock in exchange for $15.4 million in net proceeds. As part of the private placement, the Company issued warrants totaling
1.785 million shares. The warrants were issued at an exercise price of $6.125, which was in excess of the fair market value of the common stock at the date of issuance and are exercisable during the three year period following the date of issuance.

Restricted stock issuances: The Company has issued restricted stock to directors, officers, and certain key employees as part of the Company's compensation program. All shares awarded entitle the recipient to full rights of a shareholder, are restricted as to disposition and are subject to forfeiture under certain circumstances. The market value of these shares at the date of grant is amortized to expense ratably over the vesting period of one year. During fiscal 1999, 1998, and 1997, 160,594, 29,360, and 0 shares were issued. During the fiscal years ended 1999, 1998, and 1997, compensation expense of $250,000, $181,000, and $0, was recognized on the amortization of restricted stock, leaving unamortized compensation expense of $341,000, $0, and $0 at each respective year-end.

Non-employee stock issuances: In fiscal 1999, the Company issued 80,800 shares of common stock and warrants for 40,400 common shares at an exercise price of $6.125 per share with a combined fair value of $500,000 to a vendor in exchange for $500,000 of advertising services provided. These advertising expenses have been included in selling, general and administrative expenses in the accompanying fiscal 1999 statement of operations.

Note 6: Deferred Pay and Profit Sharing Plans

The Company has a Deferred Pay Plan to which its employees may contribute a portion of their annual salaries and a Profit Sharing Plan that covers substantially all of the Company's employees. Contributions to the Profit Sharing Plan were at the discretion of the Company's Board of Directors through the year ended September 30, 1997 and the contribution for the year ended September 30, 1997 was $2,187,000. The Profit Sharing Plan was amended for fiscal years 1999 and 1998 such that the Company matched an employee's contributions to the Deferred Pay Plan that were invested in the Company's common stock. The Company matched such contributions up to 6% of the employee's annual salary. The Company's contributions for fiscal years 1999 and 1998 were $754,000 and $566,000, respectively. Effective October 1, 1999, contributions to the Profit Sharing Plan are at the discretion of the Board of Directors.

Note 7: Employee Stock Plans

The Company's 1985 Stock Option Plan and 1994 Stock Incentive Plan authorize the issuance of incentive stock options and non-qualified stock options covering up to 3,515,000 shares of common stock. Although the 1985 Plan expired in 1995 and no further options may be granted under it, options granted prior to its expiration remain outstanding. Options granted under both Plans are at prices equal to the fair market value of the stock on the date of grant. Options granted prior to August 1999 vest ratably over four years. Options granted in August 1999 and thereafter vest at the end of one year in the case of options granted to directors and ratably over three years in the case of options granted to employees. All options have a maximum term of ten years, except those issued to 10% shareholders, which have a term of five years.

The following is a summary of stock option activity under the Plans for the years ended September 30, 1999, 1998, and 1997.

                                                                                      Weighted
                                                                                       Average
                                                                      Number          Exercise
                                                                    Of Shares          Price
Balance at September 30, 1996                                       1,392,450          $11.69
               Granted (weighted average fair value of $2.55)         758,600            7.54
               Exercised                                              (18,600)           4.54
               Canceled                                              (678,002)          11.98
Balance at September 30, 1997                                       1,454,448            9.48
               Granted (weighted average fair value of $2.58)         314,750            7.51
               Exercised                                             (110,622)           7.52
               Canceled                                              (160,374)           9.17
Balance at September 30, 1998                                       1,498,202            9.25
               Granted (weighted average fair value of $3.02)       2,149,240            5.30
               Exercised                                              (53,912)           5.09
               Canceled                                            (1,823,823)           8.30
Balance at September 30, 1999                                       1,769,707          $ 5.55

At September 30, 1999, incentive stock options for 1,043,240 shares were exercisable at a weighted average price of $5.47 and 560,096 shares were available for additional option grants. In November 1998, options to purchase 1,341,365 shares of common stock were repriced from a weighted average exercise price of $9.22 to a weighted average exercise price of $5.09, which was equal to fair market value at the date of repricing. During fiscal 1997, options to purchase 459,550 shares of common stock were repriced from a weighted average exercise price of $12.58 to a weighted average exercise price of $7.50, which was equal to fair market value at the date of repricing. Options issued to the Company's Directors were not included in the repricing in fiscal 1999. Options issued to the Company's Directors and Officers were not included in the repricing in fiscal 1997. The following table summarizes information about stock options at September 30, 1999.

                                      Options Outstanding                                    Options Exercisable
                                  Number            Weighted          Weighted             Number         Weighted
                                Outstanding          Average           Average            Exercise         Average
                                 Sept. 30,         Contractual        Exercise            at Sept.        Exercise
Range of Exercise prices           1999            Life (Years)        Price              30, 1999         Price
    $3.00 -  5.08                  18,000            9.4              $3.47                       0          $0.00
     5.09                       1,106,932            2.9               5.09                 875,465           5.09
     5.10 - 20.38                 644,775            8.6               6.38                 167,775           7.43
    $3.00 - 20.38               1,769,707            5.0              $5.55               1,043,240          $5.47

The Company established an Employee Stock Purchase Plan (ESPP) in February 1986, which permits employees to purchase the Company's common stock under terms specified by this ESPP. The ESPP is a statutory Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code. Common stock issued under the ESPP during fiscal 1999 and 1998 totaled 390,498 and 299,926 shares at a weighted average price of $5.30 and $5.80. The weighted average fair value of the fiscal 1999 and 1998 awards was $2.25 and $2.34 per share. At September 30, 1999, 374,858 shares were reserved for future issuances under the ESPP.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), requires the disclosure of pro forma net earnings and earnings per share as if the Company had adopted the fair value method as of the beginning of fiscal 1996. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated value.

The Company's calculations are based on a single-option valuation approach and forfeitures are recognized as they occur. The impact of outstanding unvested stock options granted prior to 1996 has been excluded from the pro forma calculation accordingly, and the 1999, 1998, and 1997 pro forma adjustments are not indicative of future period pro forma adjustments. The Company's calculations were made using the Black-Scholes option pricing model, with the following weighted average assumptions: expected option life, 5 years; stock volatility, 60% in fiscal 1999, and 50% in fiscal years 1998 and 1997; risk-free interest rates, 5.75% in fiscal 1999 and 1998, and 6.12% in fiscal 1997; and no dividends during the expected term. Had compensation cost been recognized in accordance with SFAS No. 123, the pro forma net losses would have been $43,452,000 or $2.81 per share in fiscal 1999, $9,926,000 or $0.71 per share in fiscal 1998, and $13,805,000 or $1.01 per share in fiscal 1997.

Note 8: Repurchase, and Retirement of Stock

In January 1996 and September 1997, the Company's Board of Directors authorized the purchase of up to 1,000,000 shares of the Company's common stock on the open market or in private transactions. For the year ended September 30, 1999, 1998, and 1997, the Company had repurchased 0, 196,300, and 135,500 shares for $0, $1,381,000, and $1,008,000, respectively.

Note 9: Legal Proceedings

The Company is involved in various legal proceedings arising during the normal course of business. Management believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material impact on the financial position or results of operations of the Company.

Note 10: Quarterly Financial Data (Unaudited)

Quarterly financial data for the years ended September 30, 1999 and 1998 are summarized in the following table:

                                                    December 31,      March 31,       June 30,      September 30,
(Dollars in thousands, except per share amounts)       1998             1999            1999            1999
Net sales                                             $ 294,098      $ 219,099       $ 210,451       $ 191,858
Gross profit                                             71,450         51,943          54,640          44,839
Net income (loss)                                         1,652         (7,246)         (8,131)        (25,588)
Net income (loss) per
  basic and diluted share                             $    0.12      $   (0.50)      $   (0.54)      $   (1.42)

                                                    December 31,      March 31,       June 30,      September 30,
(Dollars in thousands, except per share amounts)        1997           1998            1998            1998
Net sales                                             $ 290,303      $ 209,062       $ 209,057       $ 220,068
Gross profit                                             71,621         52,332          53,265          51,114
Net income (loss)                                         2,403         (1,994)         (2,591)         (6,751)
Net income (loss) per
  basic and diluted share                             $    0.18      $   (0.14)      $   (0.18)      $   (0.47)

Independent Auditor's Report

Board of Directors and Shareholders
The Good Guys, Inc.
Brisbane, California

We have audited the accompanying consolidated balance sheets of The Good Guys, Inc. and subsidiary as of September 30, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of The Good Guys, Inc. and subsidiary at September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999 in conformity with generally accepted accounting principles.



San Francisco, California
November 3, 1999

Corporate Information


Officers

Ronald A. Unkefer
Chief Executive Officer

Paul N. Erickson
Chief Financial Officer

Cathy A. Stauffer
Vice President, Merchandising

Jonathan K. Wylie
Vice President, Advertising

Vance R. Schram
Vice President, Finance,
Controller and Secretary

Directors

Ronald A. Unkefer
Chairman and Chief Executive Officer of the Company

Stanley R. Baker
Director

Joseph P. Clayton
Chief Executive Officer of Frontier Corporation and Vice Chairman of Global Crossing Ltd.

Gary M. Lawrence
Partner in the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

W. Howard Lester
Chairman and Chief Executive Officer of Williams-Sonoma, Inc.

John E. Martin
Chairman of Easyriders, Inc. and Chairman of Diedrich Coffee, Inc.

Joseph M. Schell
Director

Horst H. Schulze
President and Chief Operating Officer of The Ritz-Carlton Company L.L.C.

Russell M. Solomon
Founder and Chairman of MTS, Inc. (Tower Records)

Annual Meeting

January 26, 2000, 11:00 AM
Ritz-Carlton Hotel
600 Stockton Street
San Francisco, CA

Independent Auditors

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105

Transfer Agent

ChaseMellon Shareholders Services, L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 356-2017
Home page on the Internet:
http://www.chasemellon.com

Form 10-K

A copy of the Company's Form 10-K Annual Report filed with the Securities and Exchange Commission may be obtained without charge by writing to Investor Relations at the address noted below.

Quarterly Reports

Shareholders can obtain a faxed copy of recent quarterly financial press releases by calling Company News On Call, a division of PR Newswire, at:
1-800-758-5804.

Or write to:

Good Guys
Attn: Investor Relations
7000 Marina Blvd.
Brisbance, CA 94005-1840

Common Stock

The Good Guys, Inc. common stock is traded on the Nasdaq National Market under the symbol GGUY. The following table sets forth the quarterly high and low sales prices for the Company's common stock as quoted for fiscal 1998 and 1999.

Fiscal Quarter Ended          High            Low
December 31, 1997           8 1/2            6 5/16
March 31, 1998              10 9/16          6 5/16
June 30, 1998               15 3/4           10 1/4
September 30, 1998          13 5/8           5 3/4
December 31, 1998           6 13/16          2 11/16
March 31, 1999              7                2 3/4
June 30, 1999               8 3/16           2 29/32
September 30, 1999          8 5/16           4 5/8

As of November 15, 1999, there were 2,381 shareholders of record, excluding shareholders whose stock is held in nominee or street name by brokers.