Form 10-K, Exhibit 13
period 2000-09-30
GOOD GUYS INC
filed 2000-12-29
CIK 785931

                                                                    EXHIBIT 13.1

SELECTED FINANCIAL DATA

                                                                                Year ended September 30,
(AMOUNTS AND SHARES IN THOUSANDS,
EXCEPT PER SHARE AND OTHER DATA)                        2000             1999             1998             1997             1996
--------------------------------                        ----             ----             ----             ----             ----
                                                                     (AS RESTATED)(1) (AS RESTATED)(1) (AS RESTATED)(1)
SUMMARY OF EARNINGS
   Net sales                                         $ 860,543        $ 915,642        $ 928,382        $ 889,779        $ 925,714
   Cost of sales                                      (614,006)        (692,745)        (700,070)        (666,815)        (711,463)
                                                     ---------        ---------        ---------        ---------        ---------
   Gross profit                                        246,537          222,897          228,312          222,964          214,251
   Selling, general, and administrative expenses      (258,637)        (257,993)        (241,007)        (241,411)        (220,032)
   Store closure expenses                                    -              (54)          (3,008)             314           (3,741)
   Gain from property transactions                      10,775                -                -                -                -
                                                     ---------        ---------        ---------        ---------        ---------
   Loss from operations                                 (1,325)         (35,150)         (15,703)         (18,133)          (9,522)
   Interest income                                          94               91              119              172              211
   Interest expense                                     (6,520)          (4,828)          (1,396)            (930)            (679)
                                                     ---------        ---------        ---------        ---------        ---------
   Loss before income taxes                             (7,751)         (39,887)         (16,980)         (18,891)          (9,990)
   Income tax (expense) benefit                         (9,577)               -            5,167            7,237            3,771
                                                     ---------        ---------        ---------        ---------        ---------
   Net loss                                          $ (17,328)       $ (39,887)       $ (11,813)       $ (11,654)       $  (6,219)
                                                     =========        =========        =========        =========        =========
   Net loss per basic and diluted share              $   (0.84)       $   (2.58)       $   (0.84)       $   (0.86)       $   (0.46)
   Weighted average shares outstanding                  20,560           15,484           14,012           13,626           13,576

FINANCIAL POSITION
   Working capital                                   $  59,621        $  61,858        $  30,018        $  53,892        $  65,606
   Total assets                                      $ 220,116        $ 226,163        $ 250,948        $ 236,152        $ 246,015
   Shareholders' equity                              $  90,519        $  92,954        $ 109,655        $ 118,632        $ 129,268

OTHER DATA
   Number of stores at year end                             79               79               77               76               75
   Average sales per store (IN THOUSANDS)            $  10,894        $  11,637        $  12,219        $  11,811        $  13,024
   Sales per selling square foot                     $     851        $     931        $   1,065        $   1,057        $   1,213
   Sales per gross square foot                       $     533        $     577        $     665        $     660        $     756
   Comparable stores sales increase (decrease)(2)            5%              (4)%              3%              (8)%             (8)%
   Inventory turns(3)                                      5.3              5.4              5.5              5.5              5.9


(1)     See Note 14 to the Consolidated Financial Statements.

(2) Comparison for fiscal 2000 excludes the discontinued product category of Computer and Home Office.

(3) Based on average of beginning and ending inventories for each fiscal year.

12  GOOD GUYS 2000 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Statements made below and elsewhere in the Annual Report that are not historical facts, including any statements about expectations for the five-month period ending February 28, 2001, the 12-month period ending February 28, 2002, and beyond, involve certain risks and uncertainties. Factors that could cause the estimates and expectations to differ materially from management's projections, estimates and expectations include, but are not limited to, the Company's ability to successfully implement its restructuring program, increases in promotional activities of the Company's competitors, changes in consumer buying attitudes, the presence or absence of new products or product features in the Company's merchandise categories, changes in vendor support for advertising and promotional programs, changes in the Company's merchandise sales mix, general economic conditions and other factors referred to in the Company's fiscal 2000 Annual Report on Form 10-K under "Information Regarding Forward-Looking Statements" and in the Company's Consolidated Financial Statements, including Notes thereto. The Consolidated Financial Statements and Notes to the Consolidated Financial Statements should be read in conjunction with this Management's Discussion and Analysis of the Financial Condition and Results of Operations.

RESTATEMENT

Subsequent to the filing of its September 30,1999, financial statements, the Company's management determined that certain errors had been made in accounting for the accrual related to the closure of certain store locations in prior years. These errors related to the timing for the recognition of expenses related to the closure of stores and to the balance for prepaid rent and the balance for the accrued property rental account. Additionally, the Company had not established an allowance for sales returns. As a result, the Company's 1998 and 1999 financial statements have been restated from previously reported amounts to correct the recording of these items. The effect of the restatement, substantially all of which related to store lease exit costs, was to increase the net loss in fiscal 1998 from $8.9 million to $11.8 million and to increase the net loss in fiscal 1999 from $39.3 million to $39.9 million. The effect of the restatement on fiscal years prior to 1998 resulted in an increase to the 1998 beginning retained earnings of $528,000. The effect of the restatement on fiscal 2000 was not significant and is included in operating results for the fourth quarter. The restatement has no effect on the Company's cash flow. See
Note 14 to the Consolidated Financial Statements for additional information. The accompanying Management Discussion and Analysis gives effect to the restatement.

GENERAL

The following table sets forth, for the years indicated, the relative percentages that certain income and expense items bear to net sales, and the number of stores open at the end of each period:

                                                                                             Year ended September 30,
                                                                                           2000        1999        1998
                                                                                           ----        ----        ----
Gross profit                                                                               28.6%       24.3%       24.6%
Selling, general and administrative expenses including depreciation and amortization       30.1%       28.2%       26.0%
Store closure expenses                                                                        --          --       (0.3)%
Gain from property transactions                                                             1.3%          --          --
Loss before income taxes                                                                   (0.9)%      (4.4)%      (1.8)%
Net loss                                                                                   (2.0)%      (4.4)%      (1.3)%
Number of stores open at end of period                                                        79          79          77



                                                 GOOD GUYS 2000 ANNUAL REPORT 13

SALES AND GROSS PROFIT
The following table sets forth sales by product category:

                                                                    Year ended September 30,
                                                                   2000      1999(*)   1998(*)
                                                                   ----      -------   -------
Video                                                               53%       45%       43%
Audio                                                               18%       16%       16%
Computer and Home Office                                             0%       14%       17%
Mobile and Wireless                                                 11%        9%       10%
Other
   Accessories, repair service and Extended Service Protection      18%       16%       14%
                                                                    --        --        --
Total Company                                                      100%      100%      100%

------------
(*) Certain reclassifications have been made to the 1999 and 1998 financial data in order to conform to the current year's presentation.

Sales decreased 6 percent to $860.5 million in fiscal 2000 from $915.6 million in fiscal 1999. The sales decrease in fiscal 2000 is a result of discontinuing product lines for Computer and Home Office products in the fourth quarter of fiscal 1999. Excluding sales from these discontinued product lines, sales of continuing product lines increased by 5 percent or $40.2 million. The largest sales increases occurred in product lines where consumers are responding to advances in product technology, such as digital television, digital versatile disc (DVD) players and digital cameras and camcorders. Sales declined for mature technologies such as VCRs that have become low price, ubiquitous commodities.

Sales decreased 1 percent in fiscal 1999 to $915.6 million from $928.4 million in fiscal 1998. The 1 percent sales decrease in fiscal 1999 resulted from a comparable store sales decrease of 4 percent, offset in part by the opening of two new stores in fiscal 1999. The sales decrease in 1999 was primarily attributable to a discontinuation of Computer and Home Office products in the fourth quarter of fiscal 1999 as the Company eliminated these product lines, and to a decrease in sales of the video category, primarily VCRs. These sales decreases were offset in part by increases in sales of DVD players, stereo components and televisions.

Comparable store sales in the future may be affected by competition, the opening of additional stores in existing markets, the absence or introduction of significant new products in the consumer electronics industry, and general economic conditions.

Gross profit margin increased to 28.6 percent of sales in fiscal 2000 compared with 24.3 percent in fiscal 1999 and 24.6 percent in fiscal 1998. The lower gross profit margin trend for fiscal 1999 and fiscal 1998, reflects sales of the Computer and Home Office product line, primarily computers, which carried lower gross margins than the Company's average, as well as a greater dependency on low margin entry level merchandise. During the fourth quarter of fiscal 1999, sales of Computer and Home Office products were discontinued and the Company refocused on the market niche for products at the front end of the technology curve where the profit margins are higher. The Company has also increased its profit margin in fiscal 2000 by increasing sales of Extended Service Protection contracts and by initiating cost control measures surrounding inventory.

Commission revenue from the sales of Extended Service Protection contracts were
8.1 percent, 7.3 percent and 7.8 percent of product sales for the fiscal years ended 2000, 1999 and 1998, respectively.



14 GOOD GUYS 2000 ANNUAL REPORT

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses, including depreciation and amortization as a percentage of sales, were 30.1 percent in fiscal 2000 compared to 28.2 percent in fiscal 1999, and 26.0 percent in fiscal 1998. The total spending for selling, general and administrative expenses for fiscal 2000 increased by $644,000 or less than 1 percent from fiscal 1999; therefore, the increase as a percent of sales in 2000 from fiscal 1999 was a result of the decline in total store sales. In addition, expenses for fiscal 2000 reflect an increase for net advertising expenses of $7.5 million in addition to costs for reorganizing store operations, increased commissions based upon improved gross margins and expenses related to Y2K. Expenses for fiscal 1999 reflect the pre-operating expense for the opening of two new stores, expenses related to Y2K, and expenses of $9.3 million incurred during the fourth quarter in order to streamline the Company's cost structure. These fourth quarter charges in fiscal 1999 consisted primarily of severance payments, discontinued product line charges, and one time bank charges. The increase as a percentage of sales in fiscal 1999 from 1998 was partially the result of a decrease in sales and partially the result of the expenses in the fourth quarter of fiscal 1999 discussed above.

STORE CLOSURE EXPENSES

Store closure expenses were $54,000 and $3.0 million in fiscal 1999 and fiscal 1998, respectively. During fiscal 1998, the Company entered into new lease agreements to relocate five stores and convert them to its new Audio/Video Exposition ("expo") concept. The Company opened one of these stores in each quarter from the first quarter of fiscal 1999 through the first quarter of fiscal 2000. Store closure expense was recorded when the new lease was signed and reflects amounts reserved for future minimum lease payments and other cash obligations.

GAIN FROM PROPERTY TRANSACTIONS

In the first quarter of fiscal 2000, the Company sold a parcel of land and recorded a gain of approximately $1.0 million. In the fourth quarter of fiscal 2000, the Company entered into a lease amendment and termination agreement for corporate office space in exchange for a $9.8 million termination payment from its landlord and will relocate to more cost-effective space leased from a new landlord in early 2001.

INTEREST EXPENSE

Net interest expense for fiscal years 2000, 1999, and 1998 was $6.5 million, $4.8 million, and $1.4 million, respectively. The Company uses a revolving loan to finance its inventory. Interest expense has increased in each fiscal year as the average loan balance has increased from $20.8 million in fiscal 1998, to $44.8 million in fiscal 1999 to $48.0 million in fiscal 2000. The weighted average interest rates for fiscal years 2000, 1999 and 1998 were 9.2 percent,
8.0 percent and 8.4 percent, respectively. The Company entered into a borrowing agreement in September 1999, which increased its borrowing capacity to $100 million.

NET LOSS

As a result of the factors discussed above, the loss before tax for fiscal 2000 was $7.8 million, which includes a one-time gain of $10.8 million associated with property transactions, compared to a restated loss before tax of $39.9 million and $17.0 million for fiscal 1999 and fiscal 1998, respectively. The loss before income taxes as a percentage of sales for fiscal years 2000, 1999 and 1998 was 0.9 percent, 4.4 percent, and 1.8 percent, respectively.

Income tax expense of $9.6 million in fiscal 2000 is comprised of $7.5 million in non-cash charges to adjust the deferred tax asset valuation allowance associated primarily with net operating loss carryforwards, and $2.1 million related to a tax settlement with the IRS for years prior to fiscal 1998. The deferred tax valuation allowance will not inhibit the Company's ability to offset future taxable income by its federal and state operating loss carryforwards of $74 million and $44 million, respectively. The Company's loss carryforwards expire on various dates from 2003 to 2020. The effective income tax rates for fiscal years 1999 and 1998 were 0 percent, and 36.6 percent benefit, respectively.

As a result of the factors discussed above, the net loss for fiscal 2000 is $17.3 million, compared to a restated net loss of $39.9 million and $11.8 million for fiscal 1999 and fiscal 1998, respectively. Net loss as a percentage of sales for fiscal years 2000, 1999 and 1998 was 2.0 percent, 4.4 percent, and
1.3 percent, respectively.



                                                 GOOD GUYS 2000 ANNUAL REPORT 15

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

As of the end of fiscal 2000, the Company had working capital of $59.6 million, compared to $61.9 million in fiscal 1999 and $30.0 million in fiscal 1998. In fiscal 2000, net cash provided by operating activities was $11.2 million, compared to net cash used by operating activities of $58.3 million in 1999 and net cash provided by operating activities of $2.5 million in fiscal 1998. The fiscal 2000 increase in net cash provided by operating activities was primarily attributable to a decrease in the net loss (which includes gains from property transactions) and an increase in accounts payable, partially offset by an increase in merchandise inventories. The fiscal 1999 decrease in net cash provided by operating activities was primarily attributable to an increase in net loss and a decrease in accounts payable, partially offset by a decrease in merchandise inventories and accounts receivable.

Cash utilized for capital expenditures was $1.8 million, $21.1 million and $21.0 million, in fiscal 2000, 1999 and 1998, respectively. The Company does not plan any significant capital expenditures during the next year.

Cash provided by (used in) financing activities in fiscal 2000, 1999 and 1998 was ($8.0) million, $78.9 million and $2.6 million, respectively. In fiscal 2000, the Company raised $14.2 million in cash through private placements, employee and non-employee stock issuances and used cash to repay $22.1 million on its revolving credit debt. In fiscal 1999, the Company raised $22.4 million in cash through private placements, employee and non-employee stock issuances and increased cash by $56.5 million from its revolving credit debt. In fiscal 1998 the Company raised $4.0 million in cash through private placements, employee and non-employee stock issuances and used $1.4 million in cash to repurchase common stock.

Effective September 30, 1999, the Company entered into a three-year revolving credit agreement. This agreement allows for borrowings of up to $100 million based upon a formula related to the Company's inventory balances, and is secured by the Company's assets. At September 30, 2000 and 1999, there was $34.4 million and $56.5 million, respectively, outstanding under the line. At September 30, 1998, there was no borrowing outstanding under the prior credit facility. Based upon inventory levels at September 30, 2000, available borrowing under this facility was $15.8 million. The Company has classified borrowings under the agreement as long-term because it has the intent and ability to keep its borrowings outstanding greater than one year.

Maximum borrowings outstanding under credit facilities during fiscal 2000 were $64.7 million compared to $64.3 million in fiscal 1999 and compared to $55.0 million in fiscal 1998. The weighted average borrowings outstanding under credit facilities during fiscal years 2000, 1999 and 1998 were $48.0 million, $44.8 million and $20.8 million, respectively. In fiscal 2000, 1999 and 1998, the weighted average interest rate for such borrowings were 9.2 percent, 8.0 percent and 8.4 percent, respectively.

The Company continues to implement its strategy for returning to profitability that was first outlined on July 26, 1999. In the fourth quarter of 1999, the Company eliminated the Computer and Home Office category from the Company's product mix. This improved the Company's gross profit margins and selling focus in fiscal 2000 and going forward. To increase foot traffic and brand awareness, the Company increased the marketing and advertising budget in fiscal 2000 by 20 percent over 1999 levels. Because the Company's market niche is the upscale electronics consumer, product lines have been expanded to showcase leading-edge consumer electronics. Additionally, the Company is committed to minimizing selling, general and administrative expenses and has a moratorium on new stores, relocations and significant remodeling of existing stores. The Company's ability to return to profitability is contingent on many factors, including, but



16 GOOD GUYS 2000 ANNUAL REPORT
not limited to, the successful implementation of the new business strategy, consumer acceptance of new technologies, continued vendor support, and economic conditions in the regions where the Company's stores are located.

The Company expects to be able to fund its working capital requirements with a combination of anticipated cash flow from operations, normal trade credit, existing financing agreements and other financing agreements.

CHANGE IN FISCAL YEAR

As reported in its Form 8-K filing with the Securities and Exchange Commission on November 15, Good Guys has changed its fiscal year end from September 30 to the last day of February for fiscal years ending after September 30, 2000. The change was made to align Good Guys financial reporting with that of other consumer electronics retailers, which will allow the investment and vendor communities to draw more realistic comparisons between the company and its major competitors. The Company will report on the five-month transitional period ending February 28, 2001.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risks, which include changes in U.S. interest rates. The Company does not engage in financial transactions for trading or speculative purposes. The interest due on the Company's line of credit is based on variable interest rates and therefore affected by changes in market interest rates. If interest rates on existing variable rate debt rose 98 basis points (a 10 percent change from the bank's reference rate as of September 30, 2000), the Company's interest expense and payments would increase by approximately $340,000.

Substantially all the Company's merchandise inventory purchases are domestically sourced and denominated in U.S. dollars.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, as amended by SFAS 138, establishes standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company was required to adopt SFAS 133 on October 1, 2000. The Company does not currently engage in any hedging activity or hold any derivative instruments and has no immediate plans to do so in the future. The Company believes the adoption of SFAS 133 will not have a significant impact on the Company's financial statements.

The Emerging Issues Task Force issued Emerging Issues Task Force No. 00-14, "Accounting for Certain Sales Incentives" ("EITF 00-14") in July 2000. EITF 00-14 addresses the recognition, measurement, and income statement classification for sales incentives offered voluntarily by a vendor without charge to customers that can be used in, or that are exercisable by a customer as a result of, a single exchange transaction. The effective date for adoption of EITF 00-14 is June 30, 2001. The effect of the adoption of the consensuses should be reported as a cumulative effect of a change in accounting principle under APB Opinion No. 20, "Accounting Changes," or prospectively to new sales incentives offered on or after the effective date. During fiscal 2000 the Company recorded $8.5 million of sales incentives in cost of sales. The Company has prospectively changed its reporting classification of sales incentives as a reduction of net sales effective October 1, 2000.



                                                 GOOD GUYS 2000 ANNUAL REPORT 17

CONSOLIDATED BALANCE SHEETS

                                                                                                           September 30,
(Dollars in thousands, except share and per share data)                                                2000            1999
-------------------------------------------------------                                                ----            ----
                                                                                                                 (As restated)(1)
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                                       $   7,208       $   2,556
   Accounts receivable, less allowance for doubtful accounts of $1,483 and
      $1,463, respectively                                                                            15,106          19,021
   Merchandise inventories                                                                           121,458         110,276
   Prepaid expenses                                                                                   11,088           6,710
                                                                                                   ---------       ---------
   Total current assets                                                                              154,860         138,563
PROPERTY AND EQUIPMENT:
   Land                                                                                                   --           2,306
   Leasehold improvements                                                                             73,629          73,298
   Furniture, fixtures, and equipment                                                                 76,058          72,686
   Construction in progress                                                                            1,269           3,785
                                                                                                   ---------       ---------
   Total property and equipment                                                                      150,956         152,075
   Less accumulated depreciation and amortization                                                     86,148          72,121
                                                                                                   ---------       ---------
   Property and equipment - net                                                                       64,808          79,954
                                                                                                   ---------       ---------
   Other assets                                                                                          448           7,646
                                                                                                   ---------       ---------
   Total Assets                                                                                    $ 220,116       $ 226,163
                                                                                                   =========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable                                                                                $  57,395       $  36,571
   Accrued expenses and other liabilities:
      Payroll                                                                                          9,542           9,615
      Sales taxes                                                                                      5,751           4,936
      Other                                                                                           22,551          25,583
                                                                                                   ---------       ---------
   Total current liabilities                                                                          95,239          76,705
   Revolving credit debt                                                                              34,358          56,504
   Commitments and Contingencies (Note 11)
SHAREHOLDERS' EQUITY:
   Preferred stock, $.001 par value:
      Authorized, 2,000,000 shares - None issued
   Common stock, $.001 par value:
      Authorized, 40,000,000 shares -
      Issued and outstanding 22,763,194 and 19,636,022 shares respectively                                23              20
   Additional paid-in capital                                                                        103,222          88,332
   Retained earnings (deficit)                                                                       (12,726)          4,602
                                                                                                   ---------       ---------
   Total shareholders' equity                                                                         90,519          92,954
                                                                                                   ---------       ---------
   Total Liabilities and Shareholders' Equity                                                      $ 220,116       $ 226,163
                                                                                                   =========       =========

----------
(1) See Note 14 to the Consolidated Financial Statements.

See notes to Consolidated Financial Statements.



18 GOOD GUYS 2000 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      Year ended September 30,
(DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)        2000            1999            1998
--------------------------------------------------------        ----            ----            ----
                                                                           (AS RESTATED)(1)  (AS RESTATED)(1)
Net sales                                                    $ 860,543       $ 915,642       $ 928,382
Cost of sales                                                 (614,006)       (692,745)       (700,070)
                                                             ---------       ---------       ---------
Gross profit                                                   246,537         222,897         228,312
Selling,general and administrative expenses                   (243,872)       (243,870)       (229,679)
Depreciation and amortization                                  (14,765)        (14,123)        (11,328)
Store closure expenses                                              --             (54)         (3,008)
Gain from property transactions                                 10,775              --              --
                                                             ---------       ---------       ---------
Loss from operations                                            (1,325)        (35,150)        (15,703)
Interest income                                                     94              91             119
Interest expense                                                (6,520)         (4,828)         (1,396)
                                                             ---------       ---------       ---------
Loss before income taxes                                        (7,751)        (39,887)        (16,980)
Income tax (expense) benefit                                    (9,577)             --           5,167
                                                             ---------       ---------       ---------
Net loss                                                     $ (17,328)      $ (39,887)      $ (11,813)
                                                             =========       =========       =========
Net loss per basic and diluted share                         $   (0.84)      $   (2.58)      $   (0.84)
                                                             =========       =========       =========
Weighted average shares outstanding                             20,560          15,484          14,012
                                                             =========       =========       =========

(1)     See Note 14 to the Consolidated Financial Statements.

See notes to Consolidated Financial Statements.



                                                 GOOD GUYS 2000 ANNUAL REPORT 19

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                         Common Stock                Additional         Retained
                                                    -----------------------------      Paid-In          Earnings
(DOLLARS IN THOUSANDS)                                Shares            Amount         Capital          (Deficit)          Total
----------------------                                ------            ------         -------          ---------          -----
Balance at September 30,1997 (AS RESTATED)(1)       13,810,310           $14          $ 62,316          $  56,302        $ 118,632
Issuance of common stock under:
   Employee Stock Purchase Plan                        299,926                           1,740                               1,740
   Profit Sharing Plan                                 196,300                           1,447                               1,447
Exercise of stock options including related
   tax benefits                                        110,622                             849                                 849
Issuance of restricted stock                            29,360                             181                                 181
Repurchase and retirement of common stock             (196,300)                         (1,381)                             (1,381)
Net loss (AS RESTATED)(1)                                                                                 (11,813)         (11,813)
                                                    ----------           ---          --------          ---------        ---------
Balance at September 30,1998 (AS RESTATED)(1)       14,250,218            14            65,152             44,489          109,655
Issuance of common stock under
   Employee Stock Purchase Plan                        390,498             1             2,069                               2,070
Common stock issued to a vendor in
   exchange for services rendered                       80,800                             500                                 500
Exercise of stock options                               53,912                             275                                 275
Issuance of restricted stock                           160,594                             250                                 250
Proceeds from sale of common stock,net
   of offering expenses                              4,700,000             5            20,086                              20,091
Net loss (AS RESTATED)(1)                                                                                 (39,887)         (39,887)
                                                    ----------           ---          --------          ---------        ---------
Balance at September 30,1999 (AS RESTATED)(1)       19,636,022            20            88,332              4,602           92,954
Issuance of common stock under
   Employee Stock Purchase Plan                        384,845                           1,688                               1,688
Exercise of stock options                              623,485             1             3,186                               3,187
Issuance of restricted stock                           101,195                             729                                 729
Proceeds from sale of common stock,net
   of offering expenses                              2,017,647             2             9,287                               9,289
Net loss                                                                                                  (17,328)         (17,328)
                                                    ----------           ---          --------          ---------        ---------
Balance at September 30,2000                        22,763,194           $23          $103,222          $ (12,726)       $  90,519
                                                    ==========           ===          ========          =========        =========

(1)     See Note 14 to the Consolidated Financial Statements.

See notes to Consolidated Financial Statements.



20 GOOD GUYS 2000 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 Year ended September 30,
(DOLLARS IN THOUSANDS)                                                      2000           1999           1998
----------------------                                                      ----           ----           ----
                                                                                    (AS RESTATED)(1)  (AS RESTATED)(1)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                 $(17,328)      $(39,887)      $(11,813)
Adjustments to reconcile net loss to net cash provided by (used in)
   operating activities:
   Depreciation and amortization                                           14,765         14,123         11,328
   Gain on sale of land                                                    (1,025)            --             --
   Store closure expense                                                       --             54          3,008
   Allowance for doubtful accounts                                             20            314            (47)
   Deferred taxes                                                           7,430             --         (4,568)
   Issuance of common stock in exchange for services rendered                  --            500             --
   Restricted stock amortization                                              729            250            212
   Change in:
      Accounts receivable                                                   3,895          7,318         (4,895)
      Income taxes receivable                                                  --             --          6,176
      Merchandise inventories                                             (11,182)        24,796        (17,304)
      Prepaid expenses and other assets                                    (4,610)          (490)           (85)
      Accounts payable                                                     20,824        (59,946)        21,000
      Accrued expenses and other liabilities                               (2,290)        (5,381)          (528)
                                                                         --------       --------       --------
Net cash provided by (used in) operating activities                        11,228        (58,349)         2,484
                                                                         --------       --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of fixed assets                                                (1,802)       (21,086)       (21,008)
   Sale of fixed assets                                                     3,208             --             --
                                                                         --------       --------       --------
Net cash provided by (used in) investing activities                         1,406        (21,086)       (21,008)
                                                                         --------       --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of long-term debt                                                  --         56,504             --
   Net repayment of long-term debt                                        (22,146)            --             --
   Issuance of common stock                                                14,164         22,436          4,005
   Repurchase and retirement of common stock                                   --             --         (1,381)
                                                                         --------       --------       --------
Net cash provided by (used in) financing activities                        (7,982)        78,940          2,624
                                                                         --------       --------       --------
Net increase (decrease) in cash                                             4,652           (495)       (15,900)
Cash at beginning of period                                                 2,556          3,051         18,951
                                                                         --------       --------       --------
Cash at end of period                                                    $  7,208       $  2,556       $  3,051
                                                                          =======       ========       ========

(1)     See Note 14 to the Consolidated Financial Statements.

See notes to Consolidated Financial Statements.



                                                 GOOD GUYS 2000 ANNUAL REPORT 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS: The Good Guys,Inc., through its wholly owned subsidiary (together,the Company), is a retailer of consumer electronic products in California, Nevada, Oregon and Washington. The Company's operations include 79 retail stores engaging only in activities related to the sale of consumer electronics products throughout the Western United States and comprise only one segment.

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

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Depreciation and amortization are computed using the straight line method based on estimated useful lives of three to five years for furniture,fixtures and equipment, and the lesser of the estimated useful lives of assets or the remaining lease terms for leasehold improvements. Whenever events or changes in circumstances have indicated that the carrying amount of its assets might not be recoverable, the Company, using its best estimates based on reasonable and supportable assumptions and projections, has reviewed the carrying value of long-lived assets for impairment. If the undiscounted future cash flows of long-lived assets are less than the carrying amount,the carrying value of the long-lived asset is reduced to fair value and an impairment loss is recognized.

ADVERTISING: Advertising costs are charged to expense when incurred. Advertising costs for fiscal year ended 2000, 1999, and 1998 were $54.1 million, $46.0 million, and $54.1 million, respectively.

VENDOR REBATES AND PROMOTIONS: The Company receives rebates of certain promotional costs from its merchants and suppliers. Agreements are made with each individual supplier, and income is earned as cooperative advertising is placed and is recorded as a reduction of advertising expenses. The uncollected amounts of vendor rebate and promotional income remaining in accounts receivable at September 30, 2000 and 1999 were approximately $7.9 million and $13.8 million, respectively.

STORE PRE-OPENING AND CLOSING COSTS: Store pre-opening costs are expensed as incurred. Store closing costs may include the cost of writing down store assets to their estimated fair value, less costs of disposal. Additionally, a liability is recorded for the net present value of any remaining operating lease obligations after the expected closing date, net of estimated sublease income, if any, at the time a commitment to close a store is made.

EMPLOYEE STOCK OPTION PLANS: The Company accounts for its stock option grants using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Because the Company has granted its stock options to its employees at their fair market value at the date of grant, under APB No. 25, no compensation expense is required to be recognized in the financial statements.



22 GOOD GUYS 2000 ANNUAL REPORT

INSURANCE RISK RETENTION: The Company retains certain risks for workers' compensation, general liability and employee medical programs and accrues estimated liabilities on an undiscounted basis for known claims and claims incurred but not reported.

REVENUE RECOGNITION: The Company recognizes revenue at the point of sale, net of a provision for merchandise returns which are estimated based upon historical trends and customer habits. The effect of the returns is not significant to the Company's operating results.

EXTENDED SERVICE PROTECTION CONTRACTS: The Company sells extended service contracts (formally, "Premier Performance Guarantee contracts") on behalf of an unrelated company (the "Warrantor") that markets this product for merchandise sold by the Company. Commission revenue is recognized at the time of sale. The Company acts solely as an agent for the Warrantor and has no liability to the customer under the extended service contract nor any other material obligation to the customer or the Warrantor. Merchandise presented to the Company for servicing under extended service contracts is repaired by the Company on behalf of the Warrantor.

INCOME TAXES: The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this standard, deferred income taxes reflect the tax effects, based on current tax law, of temporary differences between the amounts of assets and liabilities recognized for financial reporting and income tax purposes. A valuation allowance is recorded when it is deemed more likely than not that a deferred tax asset will not be realized.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and revolving credit debt approximate their estimated fair values.

NET LOSS PER COMMON SHARE: Net loss per share was computed based on the weighted average number of shares of common stock outstanding during the year. Since the Company has reported net losses for each of the three fiscal years in the period ended September 30, 2000, the potentially dilutive effect of stock options and warrants of 1.4 million, 115,000 and 151,000 to purchase shares of the Company's common stock in the fiscal years ended September 30, 2000, 1999 and 1998, respectively, has been excluded from the calculation of net loss per share.

COMPREHENSIVE INCOME: Comprehensive income consists of net income or loss for the current period and other comprehensive income (incomes, expenses, gains and losses that currently bypass the income statement and are reported directly as a separate component of equity). The Company does not have any items of other comprehensive income for the fiscal years ended September 30, 2000, 1999, and 1998. Therefore, total comprehensive loss is the same as net loss for those periods.

NEW ACCOUNTING PRONOUNCEMENTS: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, as amended by SFAS 138, establishes standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is required to adopt SFAS 133 on October 1, 2000. The Company does not currently engage in any hedging activity or hold any derivative instruments and has no immediate plans to do so in the future. The Company believes the adoption of SFAS 133 will not have a significant impact on the Company's financial statements.

The Emerging Issues Task Force issued Emerging Issues Task Force No. 00-14, "Accounting for Certain Sales Incentives" ("EITF 00-14") in July 2000. EITF 00-14 addresses the recognition, measurement, and income statement classification for sales incentives offered voluntarily by a vendor without charge to customers that can be used in, or that are exercisable by a customer as a result of, a single exchange transaction. The effective date for adoption of EITF 00-14 is June 30, 2001. The effect of the adoption of the consensuses should be reported as a cumulative effect of a change in accounting principle under APB Opinion No. 20, "Accounting Changes," or prospectively to new sales incentives offered on or after the effective date. During fiscal 2000 the Company recorded $8.5 million of sales incentives in cost of sales. The Company has prospectively changed its reporting classification of sales incentives as a reduction of net sales effective October 1, 2000.



                                                 GOOD GUYS 2000 ANNUAL REPORT 23

NOTE 2: BORROWING ARRANGEMENTS

Effective September 30, 1999, the Company entered into a new revolving credit agreement with its lenders, which expires on September 30, 2002. The new agreement allows borrowings up to $100 million based upon a formula related to the Company's inventory balances, and is secured by substantially all of the Company's assets. The agreement requires maintenance of certain non-financial loan covenants. The interest rate varies based on the type of obligation incurred by the Company but approximates the prime rate plus 0.25 percent. At September 30, 2000, the Company intends to keep its borrowings under the revolving credit agreement outstanding greater than one year. As a result, such amounts have been classified as long-term on the accompanying balance sheet. The outstanding balance at September 30, 2000 was $34.4 million at an interest rate of 9.75 percent per annum.

Based upon inventory levels at September 30, 2000, available borrowing under this facility was $15.8 million.

Interest paid for the current and previous facilities was $5.7 million, $5.1 million and $1.7 million, for the fiscal years ended September 30, 2000, 1999 and 1998, respectively.

NOTE 3: GAIN ON PROPERTY TRANSACTIONS

In the first quarter of fiscal 2000, the Company sold a parcel of land and recorded a gain of approximately $1.0 million. In the fourth quarter of fiscal 2000, the Company entered into a lease amendment and termination agreement for its corporate office space in exchange for a $9.8 million termination payment from its landlord and will relocate to more cost-effective space leased from a new landlord in early 2001.

NOTE 4: INCOME TAXES

Income tax (expense) benefit consists of the following:

                                        Year ended September 30,
(Dollars in thousands)                 2000       1999       1998
----------------------                 ----       ----       ----
Currently Payable (Receivable):
Federal                              $ 2,147      $--      $  (972)
State                                     --       --          373
                                     -------      ---      -------
   Total currently payable             2,147       --         (599)
Deferred                               7,430       --       (4,568)
                                     -------      ---      -------
Total                                $ 9,577      $--      $(5,167)
                                     =======      ===      =======

For the years ended September 30, 2000, 1999 and 1998, the Company paid no income taxes.

The provisions for income taxes as reported are different from the tax provisions computed by applying the statutory federal income tax rate. The differences are reconciled as follows:

                                                      Year ended September 30,
                                                    2000        1999        1998
                                                    ----        ----        ----
Federal income tax at the statutory rate           (35.0)%     (35.0)%     (35.0)%
State franchise tax, less federal tax effect        20.2        --          (1.2)
Other - net                                         (0.2)        0.2         0.4
Change in valuation allowance                      138.6        34.8         6.0
                                                   -----         ---       -----
      Total                                        123.6%        0.0%      (29.8)%
                                                   =====         ===       =====



24 GOOD GUYS 2000 ANNUAL REPORT

Significant components of the Company's net deferred tax assets as of September 30, 2000 and 1999 were as follows:

                                              September 30,
(Dollars in thousands)                     2000           1999
----------------------                     ----           ----
Current
   Vacation accruals                    $    749       $    729
   Prepaid expenses                       (1,887)        (1,157)
   Reserves                                1,153          1,961
   Inventory capitalization                 (741)        (1,505)
   Other                                     402            334
                                        --------       --------
Current assets (liabilities) - net          (324)           362
Noncurrent
   Depreciation                              392            123
   Net operating loss                     29,084         22,574
   Other                                     426            634
Valuation allowance                      (29,578)       (16,263)
                                        --------       --------
Noncurrent assets - net                      324          7,068
                                        --------       --------
      Total                             $     --       $  7,430
                                        ========       ========

As of September 30, 2000, the Company had net operating loss carryforwards for federal income tax purposes of approximately $73.6 million and net operating loss carryforwards for state tax purposes of approximately $43.3 million, which expire at various dates from 2003 to 2020.

These loss carryforwards translate into a combined tax benefit of $29.1 million that can be used to offset future taxes payable. Using its best estimates, the Company has established a valuation allowance of approximately $29.6 million at September 30, 2000, due to the uncertainty of realizing future tax benefits.

NOTE 5: LEASES

The Company's stores, distribution and administration facilities and certain equipment are leased under operating leases. The leases have remaining initial terms inclusive of renewal options, of one to 45 years and generally provide for rent increases based on the consumer price index. Certain store leases require additional lease payments based on the achievement of specified store sales.

The Company subleases a portion of one of its stores to a company whose Chairman is also a member of the Company's Board of Directors. The lease expires on July 31, 2003 and provides for additional rent increases based on the consumer price index. Under the terms of the sublease agreement, the income received for each of the years ended September 30, 2000, 1999 and 1998 was $326,077, $318,938, and
$318,938, respectively.

The future minimum annual payments for leases having noncancelable terms in excess of one year, net of sublease income, at September 30, 2000, are as follows:

(Dollars in thousands)             Real Property     Equipment
----------------------             -------------     ---------
2001                                    $ 38,820      $  8,831
2002                                      36,812         4,566
2003                                      36,009           940
2004                                      35,548           350
2005                                      33,687           279
Later years through 2019                 166,008           306
                                        --------      --------
Total                                   $346,884      $ 15,272
                                        ========      ========



                                                 GOOD GUYS 2000 ANNUAL REPORT 25

Lease expense for the years ended September 30, 2000, 1999 and 1998 was $52.6 million, $51.5 million, and $47.1 million, respectively.

NOTE 6: STORE CLOSURE EXPENSES

Store closure expenses were $54,000 and $3.0 million in fiscal 1999 and fiscal 1998, respectively. During fiscal 1998, the Company entered into new lease agreements to relocate five stores and convert them to its new Audio/Video Exposition ("expo") concept. The Company opened one of these stores in each quarter from the first quarter of fiscal 1999 through the first quarter of fiscal 2000. Store closure expense was recorded when the new lease was signed and reflects amounts reserved for future minimum lease payments and other cash obligations. The following schedule summarizes information related to closed store reserves:

(dollars in thousands)                 Accrued
                         Beginning    Lease Exit     Cash         Other        Ending
Fiscal Year               Balance      Charges     Payments    Adjustments     Balance
----------               ---------    ----------   --------    -----------     -------
2000                     $ 3,480      $    --      $(1,479)      $    --       $ 2,001
1999                     $ 5,039      $   908      $(1,613)      $  (854)      $ 3,480
1998                     $ 2,496      $ 3,124      $  (465)      $  (116)      $ 5,039

NOTE 7: DEFERRED PAY AND PROFIT SHARING PLAN

The Company has a Deferred Pay Plan to which its employees may contribute a portion of their annual salaries and a Profit Sharing Plan that covers substantially all of the Company's employees. The Profit Sharing Plan was amended for fiscal years 1999 and 1998 such that the Company matched an employee's contributions to the Deferred Pay Plan that were invested in the Company's common stock. The Company matched such contributions up to 6 percent of the employee's annual salary. The Company's contributions for fiscal years 1999 and 1998 were $754,000 and $566,000, respectively. Effective October 1, 1999, contributions to the Profit Sharing Plan are at the discretion of the Board of Directors. There were no contributions to the Profit Sharing Plan for fiscal year 2000.

NOTE 8: EMPLOYEE STOCK PLANS

The Company's 1985 Stock Option Plan ("1985 Plan") and 1994 Stock Incentive Plan ("1994 Plan") authorize the issuance of incentive stock options and non-qualified stock options covering up to 3,515,000 shares of common stock. Although the 1985 Plan expired in 1995 and no further options may be granted under it, options granted prior to its expiration remain outstanding. Options granted under both Plans are exercisable at prices equal to the fair market value of the stock on the date of grant. Options granted under the plans prior to August 1999 vest ratably over four years. Options granted under the 1994 Plan in August 1999 and thereafter, vest at the end of one year in the case of options granted to directors and ratably over three years for options granted to employees. All options under the Plans have a maximum term of ten years, except those issued to 10 percent shareholders, which have a term of five years. During fiscal 2000, non-qualified options covering 1,125,000 shares were granted outside the 1994 Plan at exercises prices equal to the fair market value of the stock on the date of grant, having terms ranging from three to ten years and vesting over three years (with the exception of an option for 25,000 shares that vests at the end of one year).



26 GOOD GUYS 2000 ANNUAL REPORT

The following is a summary of stock option activity for the years ended September 30, 2000, 1999, and 1998.

                                                                        Weighted
                                                                         Average
                                                          Number        Exercise
                                                        of Shares         Price
                                                        ---------         -----
Balance at September 30, 1997                           1,454,448       $   9.48
   Granted Weighted (average fair value of $2.58)         314,750           7.51
   Exercised                                             (110,622)          7.52
   Canceled                                              (160,374)          9.17
                                                        ---------       --------
Balance at September 30, 1998                           1,498,202       $   9.25
   Granted (average fair value of $3.02)                2,149,240           5.30
   Exercised                                              (53,912)          5.09
   Canceled                                            (1,823,823)          8.30
                                                        ---------       --------
Balance at September 30, 1999                           1,769,707       $   5.55
   Granted (average fair value of $2.64)                1,398,950           3.91
   Exercised                                             (623,485)          5.11
   Canceled                                              (300,309)          5.87
                                                        ---------       --------
Balance at September 30, 2000                           2,244,863       $   4.59
                                                        =========       ========

At September 30, 2000, options for 581,016 shares were exercisable at a weighted average exercise price of $5.84 and 282,556 shares were available for additional option grants. In November 1998, options to purchase 1,341,365 shares of common stock were re-priced from a weighted average exercise price of $9.22 to a weighted average exercise price of $5.09, which was equal to fair market value at the date of re-pricing.

The following table summarizes information about stock options at September 30, 2000:

                                        Options Outstanding            Options Exercisable
                           ----------------------------------------  -----------------------
                                             Weighted
                                             Average
                                             Remaining    Weighted                 Weighted
                                            Contractual    Average                 Average
Range of                    Number of          Life       Exercise   Number of     Exercise
Exercise Prices              Shares           (Years)       Price       Shares       Price
---------------              ------           -------       -----       ------       -----
$2.87-$3.74                   204,000           9.6       $   2.94       2,500      $ 3.00
$3.75                       1,000,000           2.9       $   3.75          --      $   --
$3.76-$5.08                    83,750           9.4       $   4.04       1,500      $ 4.06
$5.09-$5.10                   378,498           5.5       $   5.09     267,353      $ 5.09
$5.11-$6.00                   451,615           8.6       $   5.89     231,788      $ 5.86
$6.01-$20.50                  127,000           5.1       $   8.04      77,875      $ 8.50
------------                ---------           ---       --------     -------      ------
$2.87-$20.50                2,244,863           8.6       $   4.59     581,016      $ 5.84
============                =========           ===       ========     =======      ======

The Company established an Employee Stock Purchase Plan ("ESPP") in February 1986, which permits employees to purchase the Company's common stock under terms specified by this ESPP. The ESPP is a statutory Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code. Common stock issued under the ESPP during fiscal 2000 and 1999 totaled 384,845 and 390,498 shares, respectively, at a weighted average price of $4.15 and $5.30, respectively. At September 30, 2000, 290,402 shares were reserved for future issuance under the ESPP.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), requires the disclosure of pro forma net earnings and earnings per share as if the Company had adopted the fair value method prior to fiscal 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through



                                                 GOOD GUYS 2000 ANNUAL REPORT 27
the use of options pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated value.

The Company's calculations are based on a single-option valuation approach and forfeitures are recognized as they occur. The impact of outstanding unvested stock options granted prior to 1996 has been excluded from the pro forma calculation and accordingly, the pro forma adjustments presented are not indicative of future period pro forma adjustments. The Company's calculations were made using the Black-Scholes option pricing model, with the following weighted average assumptions: expected option life, five years; stock volatility of, 75 percent in fiscal 2000, and 60 percent in fiscal 1999 and 50 percent in fiscal 1998; risk-free interest rates of, 6 percent in fiscal 2000 and 5.75 percent in fiscal 1999 and 1998; and no dividends during the expected term. Had compensation cost been recognized in accordance with SFAS 123, the pro forma net loss would have been $18.3 million or $0.89 per share in fiscal 2000, $44.0 million or $2.84 per share in fiscal 1999 and $12.8 million or $0.91 per share in fiscal 1998.

NOTE 9: COMMON STOCK

In August 2000, the Company issued, in a private placement, 2.0 million shares of common stock and received $9.3 million in net proceeds. Additionally, the Company issued warrants for the purchase of 1.0 million shares. The warrants were issued with an exercise price of $4.64, representing the fair market value of the common stock at the date of issuance. The warrants are exercisable over the period of three years from the date of issuance.

In June 1999, the Company issued 1.45 million shares of common stock to its current Chairman and Chief Executive Officer and received $4.7 million in cash. Additionally, the Company issued warrants to him for the purchase of 1.435 million shares. The warrants were issued with an exercise price of $3.396, representing 105 percent of the fair market value of the common stock at the date of issuance. The warrants become exercisable over a period of one to three years from the date of issuance and expire five years from the date they are first exercisable.

In August 1999, the Company issued 3.25 million shares of common stock in a private placement of its common stock in exchange for $15.4 million in net proceeds. As part of the private placement, the Company issued warrants totaling
1.785 million shares. The warrants were issued with an exercise price of $6.125, which was in excess of the fair market value of the common stock at the date of issuance and are exercisable during the three-year period following the date of issuance.

RESTRICTED STOCK ISSUANCE: The Company has issued restricted stock to directors, officers and certain key employees as part of the Company's compensation program. All shares awarded entitle the recipient to full rights of a shareholder, are restricted as to disposition and are subject to forfeiture under certain circumstances. The market value of these shares at the date of grant is amortized to expense ratable over the vesting period of one year. Shares issued during fiscal 2000, 1999, and 1998 were 101,195, 160,594 and 29,360, respectively. During fiscal 2000, 1999 and 1998, compensation expense of $729,000, $250,000 and $181,000, respectively, was recognized on the amortization of restricted stock, leaving unamortized compensation expense of $66,000, $341,000 and $0, respectively, at each year-end.

NON-EMPLOYEE STOCK ISSUANCES: In fiscal 1999, the Company issued 80,800 shares of common stock and warrants for 40,400 common shares at an exercise price of $6.125 per share with a combined fair market value of $500,000 to a vendor in exchange for $500,000 of advertising services provided. These advertising expenses have been included in selling, general and administrative expenses for fiscal 1999 in the accompanying statements of operations.



28 GOOD GUYS 2000 ANNUAL REPORT

NOTE 10: REPURCHASE AND RETIREMENT OF STOCK

In January 1996 and September 1997, the Company's Board of Directors authorized the purchase of up to 1,000,000 shares of the Company's common stock on the open market or in private transactions. For the year ended September 30, 1998, the Company had repurchased 196,300 shares for $1.4 million. The Company did not repurchase shares in fiscal 2000 or fiscal 1999.

NOTE 11: LEGAL PROCEEDINGS

The Company is involved in various legal proceedings arising during the normal course of business. Management believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material impact on the financial position or results of operations of the Company.

NOTE 12: RELATED PARTY

During fiscal 2000, the Company and a group of private equity investors formed a company, goodguys.com, to sell consumer electronic products through the Internet. In exchange for a trademark license and product supply agreement, the Company received common stock for 20 percent of goodguys.com and a warrant for an additional 29.9 percent exercisable only upon a change in control or other liquidation event, as defined. The Company did not make a cash investment in goodguys.com. goodguys.com commenced Internet operations in October 2000. The Company accounts for their investment under the equity method of accounting.

NOTE 13: QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for the years ended September 30, 2000 and 1999 are summarized in the following table. The Company's interim financial information for all quarterly periods during fiscal 1999 have been restated for errors related to the timing for the recognition of expenses related to the closure of stores and to the balance for prepaid rent and accrued property rental accounts, and to record an allowance for sales returns.

                                                      December 31,         March 31,        June 30,         Sept. 30,
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)             1999              2000            2000              2000
------------------------------------------------             ----              ----            ----              ----
Net sales                                               $ 262,212         $ 190,364         $ 195,936         $ 212,031
Gross profit                                               78,778            53,702            57,116            56,941
Net income (loss)                                           5,619           (10,231)           (2,972)           (9,744)
Net income (loss) per: basic share                      $    0.29         $   (0.50)        $   (0.14)        $   (0.45)
                       diluted share                    $    0.27         $   (0.50)        $   (0.14)        $   (0.45)

                                                      December 31,         March 31,          June 30,         Sept. 30,
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)             1998              1999              1999              1999
------------------------------------------------             ----              ----            ----              ----
                                                   (AS PREVIOUSLY   (AS PREVIOUSLY     (AS PREVIOUSLY    (AS PREVIOUSLY
                                                         REPORTED)        REPORTED)          REPORTED)         REPORTED)
Net sales                                               $ 294,098        $ 219,099          $ 210,451         $ 191,858
Gross profit                                               71,450           51,943             54,640            44,839
Net income (loss)                                           1,652           (7,246)            (8,131)          (25,588)
Net income (loss) per basic and diluted share           $    0.12        $   (0.50)         $   (0.54)        $   (1.42)

                                                     (AS RESTATED)    (AS RESTATED)      (AS RESTATED)     (AS RESTATED)
Net sales                                               $ 294,098        $ 219,099          $ 210,451         $ 191,994
Gross profit                                               71,450           51,943             54,640            44,864
Net income (loss)                                           1,331           (7,480)            (8,196)          (25,542)
Net income (loss) per basic and diluted share           $    0.09        $   (0.52)         $   (0.54)        $   (1.42)



                                                 GOOD GUYS 2000 ANNUAL REPORT 29

NOTE 14: RESTATEMENT

Subsequent to the filing of its September 30,1999 financial statements, the Company's management determined that certain errors had been made in accounting for the accrual related to the closure of certain store locations in prior years. These errors related to the timing for the recognition of expenses related to the closure of stores and to the balance for prepaid rent and the balance for the accrued property rental account. Additionally, the Company had not established an allowance for sales returns. As a result, the Company's 1998 and 1999 financial statements have been restated from previously reported amounts to correct the recording of these items. The effect of the restatement,substantially all of which related to store lease exit costs, was to increase the net loss in fiscal 1998 from $8.9 million to $11.8 million and to increase the net loss in fiscal 1999 from $39.3 million to $39.9 million. The effect of the restatement on fiscal years prior to 1998 resulted in an increase to the 1998 beginning retained earnings of $528,000. The effect of the restatement on fiscal 2000 was not significant and is included in operating results for the fourth quarter. The restatement has no effect on the Company's cash flow. A summary of the significant effects of the restatement is as follows:

BALANCE SHEET DATA:

                                                  September 30,
(Dollars in thousands)                                1999
----------------------                  -------------------------------
                                           (AS PREVIOUSLY
                                              REPORTED)   (AS RESTATED)
Prepaid expenses                              $  6,637      $  6,710
Total assets                                  $226,090      $226,163
Other accrued expenses                        $ 22,584      $ 25,583
Retained earnings                             $  7,528      $  4,602
Total shareholders' equity                    $ 95,880      $ 92,954

STATEMENT OF OPERATIONS:

                                                                    Year ended September 30,
(Dollars in thousands except per share)                     1999                               1998
---------------------------------------    ----------------------------------  ---------------------------------
                                             (AS PREVIOUSLY                      (AS PREVIOUSLY
                                                REPORTED)        (AS RESTATED)      REPORTED)      (AS RESTATED)
Net sales                                       $ 915,508          $ 915,642        $ 928,490        $ 928,382
Cost of sales                                   $ 692,636          $ 692,745        $ 700,158        $ 700,070
Selling,general and administrative expense      $ 257,448          $ 257,993        $ 241,155        $ 241,007
Store closure expense                                              $      54                         $   3,008
Net loss                                        $ (39,313)         $ (39,887)       $  (8,933)       $ (11,813)
Net loss per basic and diluted share            $   (2.54)         $   (2.58)       $   (0.64)       $   (0.84)



30 GOOD GUYS 2000 ANNUAL REPORT

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Shareholders
The Good Guys, Inc.
Brisbane, California

We have audited the accompanying consolidated balance sheets of The Good Guys, Inc. and subsidiary as of September 30, 2000 and 1999, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Good Guys, Inc. and subsidiary at September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 14 to the consolidated financial statements, the accompanying fiscal 1999 and 1998 consolidated financial statements have been restated.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
San Francisco, California
December 5, 2000



                                                 GOOD GUYS 2000 ANNUAL REPORT 31

CORPORATE INFORMATION

                                                       ANNUAL MEETING
                                                       January 31, 2001
                                                       11:00 a.m.
OFFICERS                                               Ritz-Carlton Hotel
                                                       600 Stockton Street
RONALD A. UNKEFER                                      San Francisco, California
Founder, Chairman and Chief Executive Officer

KENNETH R. WELLER                                      INDEPENDENT AUDITORS
President                                              Deloitte & Touche LLP
                                                       50 Fremont Street
GEORGE J. HECHTMAN                                     San Francisco, CA 94105
Vice President, Administration
                                                       TRANSFER AGENT
CATHY A. STAUFFER                                      ChaseMellon Shareholders Services, LLC
Vice President, Merchandising                          85 Challenger Road
                                                       Ridgefield, NJ 07660
ROBERT A. STOFFREGEN                                   (800) 356-2017
Vice President, Finance                                www.chasemellon.com
Chief Financial Officer

DIRECTORS                                              FORM 10-K

RONALD A. UNKEFER                                      A copy of the Company's Form 10-K Annual Report filed
Chairman and Chief Executive Officer of the Company    with the Securities and Exchange Commission may be
                                                       obtained without charge by writing to Good Guys
                                                       Investor Relations at the address noted below.

KENNETH R. WELLER
President of the Company                               QUARTERLY REPORT
                                                       Shareholders can obtain a faxed copy of recent quarterly finan-
STANLEY R. BAKER                                       cial press releases by calling Good Guys Investor Relations at
Director                                               (650) 615-6018 or writing to:

JOSEPH P. CLAYTON                                         Good Guys Investor Relations
President and CEO, North America                          7000 Marina Boulevard
Global Crossing Ltd.                                      Brisbane,CA 94005-1840
                                                          investor@goodguys.com
GARY M. LAWRENCE
Managing Partner                                       COMMON STOCK
Akin, Gump, Strauss, Hauer & Feld LLP                  The Good Guys, Inc. common stock is traded on the NASDAQ
                                                       National Market under the symbol GGUY.
W. HOWARD LESTER
Chairman and Chief Executive Officer                   The following table sets forth the quarterly high and low sales prices
Williams-Sonoma, Inc.                                  for the Company's common stock as quoted for fiscal 1999 and 2000.


JOHN E. MARTIN                                         Fiscal Quarter Ended                  High             Low
Chairman                                               --------------------                 -------         -------
Culinary Adventures, Inc.                                  December 31, 1998                6 13/16         2 11/16
                                                           March 31, 1999                   7               2 3/4
JOSEPH M. SCHELL                                           June 30, 1999                    8 3/16          2 29/32
Chairman, Global Technology Division                       September 30, 1999               8 5/16          4 5/8
Merrill Lynch                                              December 31, 1999               11               5 1/4
                                                           March 31, 2000                  10 1/4           3 5/8
RUSSELL M. SOLOMON                                         June 30, 2000                    4 1/2           2 1/16
Founder and Chairman                                       September 30, 2000               8               2 15/16
MTS, Inc. (Tower Records)

                        As of December 15,2000,there were 3,310 shareholders of record, excluding shareholders whose stock is held in nominee or street name by brokers.



32 GOOD GUYS 2000 ANNUAL REPORT